Management’s Report on Internal Control Over Financial Reporting

The management of The Bank of Nova Scotia (the Bank) is responsible for establishing and maintaining adequate internal control over financial reporting, and have designed such internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian generally accepted accounting principles (GAAP), including a reconciliation to U.S. GAAP.

Management has used the Internal Control – Integrated Framework to evaluate the effectiveness of internal control over financial reporting, which is a recognized and suitable framework developed by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management has evaluated the design and operation of the Bank’s internal control over financial reporting as of October 31, 2011, and has concluded that such internal control over financial reporting is effective. There are no material weaknesses that have been identified by management in this regard.

KPMG LLP, the independent auditors appointed by the shareholders of the Bank, who have audited the consolidated financial statements, have also audited internal control over financial reporting and have issued their report below.

Rick Waugh

President and Chief Executive Officer

Toronto, Canada

December 2, 2011

Luc Vanneste

Executive Vice-President and

Chief Financial Officer

Report of Independent Registered Public Accounting Firm

To the Shareholders of The Bank of Nova Scotia

We have audited The Bank of Nova Scotia’s internal control over financial reporting as of October 31, 2011, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Bank of Nova Scotia’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying “Management’s Report on Internal Control over Financial Reporting”. Our responsibility is to express an opinion on The Bank of Nova Scotia’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, The Bank of Nova Scotia maintained, in all material respects, effective internal control over financial reporting as of October 31, 2011, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with Canadian generally acceptable accounting standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of The Bank of Nova Scotia as of October 31, 2011 and October 31, 2010 and the consolidated statements of income, changes in shareholders’ equity, comprehensive income and cash flows for each of the years in the three-year period ended October 31, 2011, and notes, comprising a summary of significant accounting policies and other explanatory information, and our report dated December 2, 2011 expressed an unmodified (unqualified) opinion on those consolidated financial statements.

KPMG LLP

Chartered Accountants, Licensed Public Accountants

December 2, 2011

Toronto, Canada

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Consolidated Financial Statements

Table of Contents

110	Management’s Responsibility for Financial Information

111	Independent Auditors’ Report of Registered Public Accounting Firm

112	Consolidated Balance Sheet

113	Consolidated Statement of Income

114	Consolidated Statement of Changes in Shareholders’ Equity

114	Consolidated Statement of Comprehensive Income

115	Consolidated Statement of Cash Flows

116	Notes to the 2011 Consolidated Financial Statements

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CONSOLIDATED FINANCIAL STATEMENTS

Management’s Responsibility for Financial Information

The management of The Bank of Nova Scotia (the Bank) is responsible for the integrity and fair presentation of the financial information contained in this Annual Report. The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. The consolidated financial statements also comply with the accounting requirements of the Bank Act.

The consolidated financial statements, where necessary, include amounts which are based on the best estimates and judgement of management. Financial information presented elsewhere in this Annual Report is consistent with that shown in the consolidated financial statements.

Management has always recognized the importance of the Bank maintaining and reinforcing the highest possible standards of conduct in all of its actions, including the preparation and dissemination of statements fairly presenting the financial condition of the Bank. In this regard, management has developed and maintains a system of accounting and reporting which provides for the necessary internal controls to ensure that transactions are properly authorized and recorded, assets are safeguarded against unauthorized use or disposition, and liabilities are recognized. The system is augmented by written policies and procedures, the careful selection and training of qualified staff, the establishment of organizational structures providing an appropriate and well-defined division of responsibilities, and the communication of policies and guidelines of business conduct throughout the Bank.

Management, under the supervision of and the participation of the Chief Executive Officer and the Chief Financial Officer, have a process in place to evaluate disclosure controls and procedures and internal control over financial reporting in line with Canadian and U.S. securities regulations.

The system of internal controls is further supported by a professional staff of internal auditors who conduct periodic audits of all aspects of the Bank’s operations. As well, the Bank’s Chief Auditor has full and free access to, and meets periodically with the Audit and Conduct Review Committee of the Board of Directors. In addition, the Bank’s compliance function maintains policies, procedures and programs directed at ensuring compliance with regulatory requirements, including conflict of interest rules.

The Office of the Superintendent of Financial Institutions Canada, which is mandated to protect the rights and interests of the depositors and creditors of the Bank, examines and enquires into the business and affairs of the Bank, as deemed necessary, to determine whether the provisions of the Bank Act are being complied with, and that the Bank is in a sound financial condition.

The Audit and Conduct Review Committee, composed entirely of outside directors, reviews the consolidated financial statements with both management and the independent auditors before such statements are approved by the Board of Directors and submitted to the shareholders of the Bank.

The Audit and Conduct Review Committee reviews and reports their findings to the Board of Directors on all related party transactions that may have a material impact on the Bank.

KPMG LLP, the independent auditors appointed by the shareholders of the Bank, have audited the consolidated balance sheets of the Bank as at October 31, 2011 and 2010 and the consolidated statement of income, changes in shareholders’ equity, comprehensive income and cash flows for each of the years in the three-year period ended October 31, 2011 in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States) and have expressed their opinions upon completion of such audits in the following report to the shareholders. The Shareholders’ Auditors have full and free access to, and meet periodically with, the Audit and Conduct Review Committee to discuss their audit, including any findings as to the integrity of the Bank’s accounting, financial reporting and related matters.

Rick Waugh

President and Chief Executive Officer

Toronto, Canada

December 2, 2011

Luc Vanneste

Executive Vice-President

and Chief Financial Officer

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CONSOLIDATED FINANCIAL STATEMENTS

Independent Auditors’ Report of Registered Public Accounting Firm

To the Shareholders of The Bank of Nova Scotia

We have audited the accompanying consolidated financial statements of The Bank of Nova Scotia, which comprise the consolidated balance sheets as at October 31, 2011 and October 31, 2010, the consolidated statements of income, changes in shareholders’ equity, comprehensive income and cash flows for each of the years in the three-year period then ended, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with Canadian generally accepted accounting principles, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of The Bank of Nova Scotia as at October 31, 2011 and October 31, 2010, and its consolidated results of operations and its consolidated cash flows for each of the years in the three-year period ended October 31, 2011 in accordance with Canadian generally accepted accounting principles.

Other Matter

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), The Bank of Nova Scotia’s internal control over financial reporting as of October 31, 2011, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated December 2, 2011 expressed an unmodified (unqualified) opinion on the effectiveness of The Bank of Nova Scotia’s internal control over financial reporting.

KPMG LLP

Chartered Accountants, Licensed Public Accountants

December 2, 2011

Toronto, Canada

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CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Balance Sheet

As at October 31 ($ millions)	2011	2010
Assets
Cash resources
Cash and non-interest-bearing deposits with banks	$4,294	$3,730
Interest-bearing deposits with banks	40,928	35,800
Precious metals	9,249	6,497
	54,471	46,027
Securities (Note 3)
Trading	63,327	64,684
Available-for-sale	52,055	47,228
Equity accounted investments	4,491	4,651
	119,873	116,563
Securities purchased under resale agreements	34,582	27,920
Loans (Note 4)
Residential mortgages	123,082	120,482
Personal and credit cards	62,764	62,548
Business and government	115,673	103,981
	301,519	287,011
Allowance for credit losses (Note 5 (b))	2,817	2,787
	298,702	284,224
Other
Customers’ liability under acceptances	8,172	7,616
Derivative instruments (Note 28 (d))	37,208	26,852
Land, buildings and equipment (Note 7)	2,552	2,450
Goodwill (Note 8)	4,377	3,050
Other intangible assets (Note 8)	3,287	589
Other assets (Note 9)	12,032	11,366
	67,628	51,923
	$575,256	$526,657
Liabilities and shareholders’ equity
Deposits (Note 10)
Personal	$133,025	$128,850
Business and government	242,006	210,687
Banks	21,345	22,113
	396,376	361,650
Other
Acceptances	8,172	7,616
Obligations related to securities sold under repurchase agreements	46,062	40,286
Obligations related to securities sold short	15,450	21,519
Derivative instruments (Note 28 (d))	40,889	31,990
Other liabilities (Note 11)	28,984	28,947
	139,557	130,358
Subordinated debentures (Note 12)	5,923	5,939
Capital instrument liabilities (Note 13)	–	500

Shareholders’ equity
Preferred shares (Note 14)	4,384	3,975
Common shareholders’ equity
Common shares and contributed surplus (Note 15)	8,432	5,775
Retained earnings	24,662	21,932
Accumulated other comprehensive loss (Note 17)	(4,718)	(4,051)
Total common shareholders' equity	28,376	23,656
Total equity attributable to equity holders of the Bank	32,760	27,631
Non-controlling interests(1)	640	579
	33,400	28,210
	$575,256	$526,657

(1)	Refer to Note 1 of the consolidated financial statements for the impact of the new accounting standards adopted effective November 1, 2010. Prior period information has been reclassified to conform with current period presentation.

John T. Mayberry	Rick Waugh
Chairman of the Board	President and Chief Executive Officer

The accompanying notes are an integral part of these consolidated financial statements.

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CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statement of Income

For the year ended October 31 ($ millions)	2011	2010	2009
Interest income
Loans	$13,102	$12,171	$13,973
Securities	4,887	4,227	4,090
Securities purchased under resale agreements	377	201	390
Deposits with banks	346	292	482
	18,712	16,891	18,935
Interest expenses
Deposits	7,598	6,768	8,339
Subordinated debentures	315	289	285
Capital instrument liabilities	6	37	37
Other	1,523	1,176	1,946
	9,442	8,270	10,607
Net interest income	9,270	8,621	8,328
Provision for credit losses (Note 5 (b))	1,046	1,239	1,744
Net interest income after provision for credit losses	8,224	7,382	6,584

Other income
Card revenues	469	426	424
Deposit and payment services	922	883	905
Mutual funds	1,100	582	371
Investment management, brokerage and trust services	1,013	781	728
Credit fees	868	831	866
Trading revenues	740	1,016	1,057
Underwriting fees and other commissions	624	561	620
Foreign exchange other than trading	368	337	373
Net gain (loss) on securities, other than trading (Note 3 (d))	239	355	(412)
Securitization revenues	236	124	409
Other	1,439	988	788
	8,018	6,884	6,129
Net interest and other income	16,242	14,266	12,713

Non-interest expenses
Salaries and employee benefits	5,399	4,647	4,344
Premises and technology	1,719	1,526	1,543
Communications	344	340	346
Advertising and business development	429	364	307
Professional	262	224	216
Business and capital taxes	183	171	177
Other	1,228	910	986
	9,564	8,182	7,919
Income before the undernoted	6,678	6,084	4,794
Provision for income taxes (Note 19)	1,410	1,745	1,133
Net income(1)	$5,268	$4,339	$3,661
Net income attributable to non-controlling interests(1)	93	100	114
Net income attributable to equity holders of the Bank(1)	5,175	4,239	3,547
Preferred shareholders	216	201	186
Common shareholders	4,959	4,038	3,361

Average number of common shares outstanding (millions) (Note 21):
Basic	1,072	1,032	1,013
Diluted	1,074	1,034	1,016
Earnings per common share (in dollars)(2) (Note 21):
Basic	$4.62	$3.91	$3.32
Diluted	$4.62	$3.91	$3.31
Dividends per common share (in dollars)	$2.05	$1.96	$1.96

(1)	Refer to Note 1 of the consolidated financial statements for the impact of the new accounting standards adopted effective November 1, 2010. Prior period information has been reclassified to conform with current period presentation.
(2)	The calculation of earnings per share is based on full dollar and share amounts.

The accompanying notes are an integral part of these consolidated financial statements.

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CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statement of Changes in Shareholders’ Equity

For the year ended October 31 ($ millions)	2011	2010	2009
Preferred shares (Note 14)
Balance at beginning of year	$3,975	$3,710	$2,860
Issued	409	265	850
Balance at end of year	4,384	3,975	3,710
Common shares and contributed surplus
Common shares (Note 15):
Balance at beginning of year	5,750	4,946	3,829
Issued	2,586	804	1,117
Balance at end of year	8,336	5,750	4,946
Contributed surplus:
Balance at beginning of year	25	–	–
Stock-based compensation (Note 18)	71	25	–
Balance at end of year	96	25	–
Total	8,432	5,775	4,946
Retained earnings
Balance at beginning of year	21,932	19,916	18,549
Net income attributable to equity holders of the Bank	5,175	4,239	3,547
Dividends:Preferred	(216)	(201)	(186)
Common	(2,200)	(2,023)	(1,990)
Other	(29)	1	(4)
Balance at end of year(1)	24,662	21,932	19,916
Accumulated other comprehensive loss
Balance at beginning of year as previously reported	(4,051)	(3,800)	(3,596)
Cumulative effect of adopting new accounting policies	–	–	595 (2)
Balance at beginning of year as restated	(4,051)	(3,800)	(3,001)
Other comprehensive loss (Note 17)	(667)	(251)	(799)
Balance at end of year	(4,718)	(4,051)	(3,800)
Non-controlling interests(3)
Balance at beginning of year	579	554	502
Interest in net income of subsidiaries	93	100	114
Effects of foreign exchange and others	10	(40)	(26)
Dividends	(42)	(35)	(36)
Balance at end of year	640	579	554
Total shareholders’ equity at end of year	$33,400	$28,210	$25,326

(1)	Includes undistributable retained earnings of $34 (2010 – $28; 2009 – $26) of a foreign associated corporation, which are subject to local regulatory restriction.
(2)	The new accounting policy, adopted in 2009, relates to the classification and impairment of financial assets. Refer to changes in accounting standards prior to November 1, 2009, in Note 1.
(3)	Refer to Note 1 of the consolidated financial statements for the impact of the new accounting standards adopted effective November 1, 2010. Prior period information has been reclassified to conform with current period presentation.

Consolidated Statement of Comprehensive Income
For the year ended October 31 ($ millions)	2011	2010	2009
Net income(1)	$5,268	$4,339	$3,661
Other comprehensive income (loss), net of income taxes (Note 17):
Net change in unrealized foreign currency translation losses	(654)	(591)	(1,736)
Net change in unrealized gains (losses) on available-for-sale securities	(119)	278	894
Net change in gains on derivative instruments designated as cash flow hedges	106	62	43
Other comprehensive income (loss)	(667)	(251)	(799)
Comprehensive income	$4,601	$4,088	$2,862
Comprehensive income attributable to:
Common shareholders of the Bank	4,292	3,787	2,562
Preferred shareholders of the Bank	216	201	186
Non-controlling interests	93	100	114
Comprehensive income	$4,601	$4,088	$2,862

(1)	Refer to Note 1 of the consolidated financial statements for the impact of the new accounting standards adopted effective November 1, 2010. Prior period information has been reclassified to conform with current period presentation.

The accompanying notes are an integral part of these consolidated financial statements.

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CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statement of Cash Flows

Sources (uses) of cash flows for the year ended October 31 ($ millions)	2011	2010	2009
Cash flows from operating activities
Net income(1)	$5,268	$4,339	$3,661
Adjustments to determine net cash flows from (used in) operating activities:
Depreciation and amortization	411	334	330
Provision for credit losses	1,046	1,239	1,744
Future income taxes	201	557	162
Net gain (loss) on securities, other than trading	(239)	(355)	412
Gains resulting from new acquisition-related accounting standards	(286)	–	–
Changes in operating assets and liabilities:
Net accrued interest receivable and payable	(176)	186	(229)
Trading securities	1,118	(7,052)	(10,898)
Derivative assets	(10,772)	(2,642)	17,320
Derivative liabilities	9,509	4,353	(12,009)
Other, net(1)	(5,017)	(3,829)	(11,472)
	1,063	(2,870)	(10,979)
Cash flows from financing activities
Deposits	36,850	14,248	17,031
Obligations related to securities sold under repurchase agreements	6,554	4,104	1,109
Obligations related to securities sold short	(5,939)	6,872	3,165
Subordinated debentures issued	–	–	2,000
Subordinated debentures redemptions/repayments	–	(11)	(359)
Capital instruments liabilities redemptions/repayments	(500)	–	–
Preferred shares issued	–	265	600
Common shares issued	736	753	585
Cash dividends paid	(2,416)	(2,224)	(2,176)
Other, net(1)	(1,947)	5,107	(1,857)
	33,338	29,114	20,098

Cash flows from investing activities
Interest-bearing deposits with banks	(4,875)	(3,383)	(5,781)
Securities purchased under resale agreements	(7,462)	(9,789)	980
Loans, excluding securitizations	(37,466)	(26,725)	(12,583)
Loan securitizations	8,253	3,762	11,879
Securities, other than trading
Purchases	(23,238)	(28,125)	(40,197)
Maturities	13,775	11,307	7,422
Sales	18,145	28,214	31,985
Land, buildings and equipment, net of disposals	(366)	(304)	(199)
Other, net(2)	(544)	(690)	(1,635)
	(33,778)	(25,733)	(8,129)
Effect of exchange rate changes on cash and cash equivalents	(59)	(136)	(209)
Net change in cash and cash equivalents	564	375	781
Cash and cash equivalents at beginning of year	3,730	3,355	2,574
Cash and cash equivalents at end of year(3)	$4,294	$3,730	$3,355

Cash disbursements made for:
Interest	$9,575	$8,415	$11,138
Income taxes	$1,304	$1,795	$1,234

(1)	Refer to Note 1 of the consolidated financial statements for the impact of the new accounting standards adopted effective November 1, 2010. Prior period information has been reclassified to conform with current period presentation.
(2)	Comprises investments in subsidiaries, associated corporations and business units, and the purchase of assets related to these investments, which are net of non-cash consideration consisting of common shares issued from treasury of $1,796 (2010 – nil; 2009 – $523), net of cash and cash equivalents at the date of acquisition of $75 (2010 – $203; 2009 – $4), and net of non-cumulative preferred shares issued of $409 (2010 – nil; 2009 – $250).
(3)	Represents cash and non-interest-bearing deposits with banks.

The accompanying notes are an integral part of these consolidated financial statements.

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CONSOLIDATED FINANCIAL STATEMENTS

Notes to the 2011

Consolidated Financial Statements

Table of Contents

Page	Note

117	1.	Significant accounting policies

122	2.	Future accounting changes

124	3.	Securities

126	4.	Loans

129	5.	Impaired loans and allowance for credit losses

130	6.	Variable interest entities

131	7.	Land, buildings and equipment

131	8.	Goodwill and other intangible assets

131	9.	Other assets

132	10.	Deposits

132	11.	Other liabilities

132	12.	Subordinated debentures

133	13.	Capital instrument liabilities, trust securities and trust subordinated notes

135	14.	Preferred shares

137	15.	Common shares

137	16.	Capital management

138	17.	Accumulated other comprehensive income (loss)

139	18.	Stock-based compensation

142	19.	Corporate income taxes

144	20.	Employee future benefits

146	21.	Earnings per common share

146	22.	Related party transactions

146	23.	Segmented results of operations

150	24.	Guarantees, commitments and contingent liabilities

152	25.	Financial instruments – risk management

159	26.	Financial instruments – fair value

161	27.	Financial instruments designated as trading

162	28.	Derivative instruments

167	29.	Acquisitions

168	30.	Reconciliation of Canadian and United States generally accepted accounting principles (GAAP)

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CONSOLIDATED FINANCIAL STATEMENTS

1	Significant accounting policies

The consolidated financial statements of The Bank of Nova Scotia (the Bank) have been prepared in accordance with Section 308 of the Bank Act which states that, except as otherwise specified by the Superintendent of Financial Institutions Canada (the Superintendent), the financial statements are to be prepared in accordance with Canadian generally accepted accounting principles (GAAP). The significant accounting policies used in the preparation of these consolidated financial statements, including the accounting requirements of the Superintendent, are summarized on the following pages. These accounting policies conform, in all material respects, to GAAP. In addition, Note 30 describes and reconciles the significant measurement differences between Canadian and U.S. GAAP affecting the accompanying consolidated financial statements.

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amount of assets and liabilities at the date of the financial statements, and income and expenses during the reporting period. Key areas where management has made difficult, complex or subjective judgements, often as a result of matters that are inherently uncertain, include those relating to the allowance for credit losses, the fair value of financial instruments, corporate income taxes, pensions and other employee future benefits, other-than-temporary impairment of available-for-sale securities, the determination of the primary beneficiary of a variable interest entity (VIE), goodwill and other indefinite life intangibles impairment, and contingent liabilities. Actual results could differ from these and other estimates.

Certain comparative amounts have been reclassified to conform with current year presentation.

Changes in accounting standards and policies

Business combinations, consolidated financial statements, and non-controlling interests

In January 2009, the Canadian Institute of Chartered Accountants (CICA) issued new accounting standards on Business Combinations, Consolidated Financial Statements and Non-controlling Interests. These standards are aligned with International Financial Reporting Standards (IFRS) and are effective for periods beginning on or after January 1, 2011, with earlier adoption permitted. If an entity elects to early adopt, all three standards are required to be adopted concurrently.

The business combination standard addresses the valuation of the identified assets and liabilities acquired in a business combination and the date at which the valuations should be determined. The other two standards are revised to ensure that the requirements embedded in the business combination standards are applied appropriately to the preparation of consolidated financial statements and the accounting for non-controlling interests after the acquisition date.

The Bank has early adopted all three standards effective November 1, 2010, and all business acquisitions that occurred from November 1, 2010 have been accounted for under the revised standards.

The key principle underlying the business combinations standard is that all acquisitions be measured at fair value on the acquisition date. The key changes in the standards are:

—	The acquisition accounting is at fair value (under GAAP prior to adoption, only the Bank’s proportionate share of fair value adjustments were accounted for);
—	Non-controlling interests are measured at fair value (excludes proportionate share of goodwill) and treated as equity;
—	Acquisition-related costs and restructuring costs are expensed as incurred while prior GAAP permitted some to be set up at acquisition date;
—	Contingent consideration and other contingent liabilities, if any, are recorded at fair value on acquisition and subsequent changes in fair value are recorded in income;
—

When the purchase consideration is in the form of equity shares of the acquirer, they are measured at fair value at the acquisition date, rather than the prior GAAP requirement which is the announcement date; and

—	Step-acquisitions are accounted for at fair value allowing for a gain/loss to be recognized in income on the date of the transaction due to revaluation of the original investment.

The reclassifications relating to non-controlling interests were as follows:

—	Non-controlling interests have been reclassified from liabilities to equity in the Consolidated Balance Sheet.
—

Non-controlling interests’ portion of income is no longer a deduction when calculating the net income in the Consolidated Statement of Income. Net income is now apportioned between the Bank’s equity holders and non-controlling interests.

—	Prior period information has been reclassified to conform with current period presentation.

The adoption of these new accounting standards has resulted in a net gain of $286 million being recorded in the Consolidated Statement of Income. The gain arose substantially from accounting for the Bank’s additional investment in DundeeWealth Inc. (DundeeWealth). This additional investment was considered a step-acquisition and accounted for on a fair value basis resulting in a net gain of $260 million from the revaluation of the Bank’s original 19% investment in DundeeWealth.

The remaining $26 million gain related to the acquisition accounting for a recent acquisition which was purchased at a price lower than fair value. The new standards require negative goodwill to be recognized in income without first reducing non monetary assets, resulting in a higher gain in income under the new standards. Under prior GAAP $26 million would have been recorded as negative goodwill. With the change, the total negative goodwill recognized in income was $52 million.

The adoption of new accounting standards, resulted in additional purchase consideration of approximately $350 million on the acquisition of DundeeWealth. The increase was due primarily to the following:

—	The gain from the revaluation of the original investment, is considered part of the purchase consideration; and
—	The common shares issued by the Bank as consideration for the acquisition were valued at acquisition date price versus announcement date price as per prior GAAP (incremental $110 million).

Prior year changes in accounting standards and policies

There were no changes to accounting policies in the prior fiscal year.

Changes in accounting standards prior to November 1, 2009

Classification and impairment of financial assets

In August 2009, the Canadian Institute of Chartered Accountants (CICA) issued amendments to its Financial Instruments – Recognition and Measurement standard to achieve substantial consistency with International Financial Reporting Standards (IFRS). The amendments were effective for the Bank commencing November 1, 2008 and adopted the definition of loans and receivables from IFRS. The definition of loans and receivables allows debt securities that are not quoted in an active market to be classified as loans and carried at amortized cost. The amendments require that only credit-related impairment charges be recognized in the Consolidated Statement of Income for debt securities carried at amortized cost. Impairment charges for debt securities classified as loans are recorded through the

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provision for credit losses. The reversal of impairment charges through the Consolidated Statement of Income for debt instruments classified as available-for-sale is allowed.

The Bank reclassified certain securities not quoted in an active market and not managed on a fair value basis to loans measured at amortized cost. Impairment of debt securities classified as loans are assessed and recorded in accordance with the Bank’s accounting policies for Loans and Allowance for Credit Losses.

In accordance with these amendments, changes were made effective November 1, 2008. Periods prior to November 1, 2008 were not restated as a result of implementing these amendments.

The following table summarizes the impact of the reclassifications as at November 1, 2008:

($ millions) Balance sheet category	Increase/ (Decrease)
Securities	$(8,529)
Loans	9,447
Future income tax assets (Other assets)	(323)
Accumulated other comprehensive income (after-tax)	595

Basis of consolidation

The consolidated financial statements include the assets, liabilities, results of operations and cash flows of the Bank and all of its subsidiaries after the elimination of intercompany transactions and balances. Subsidiaries are defined as corporations controlled by the Bank, which are normally corporations in which the Bank owns more than 50% of the voting shares.

Investments where the Bank has significant influence, which is normally, but not always, evidenced by direct or indirect ownership of between 20% and 50% of the voting shares, are accounted for using the equity method and are recorded as equity accounted investments in the Consolidated Balance Sheet. The Bank’s share of earnings of such corporations is included in interest income – securities or other income, as appropriate, in the Consolidated Statement of Income.

The Bank consolidates variable interest entities (VIEs) when it is the primary beneficiary of the VIEs. An entity is a VIE when, by design, one or both of the following conditions exist: (a) total equity investment at risk is insufficient to permit the entity to finance its activities without additional subordinated support from others; and/or (b) as a group, the holders of the equity investment at risk lack certain essential characteristics of a controlling financial interest. The primary beneficiary is the enterprise that absorbs or receives the majority of the VIE’s expected losses, expected residual returns, or both.

Translation of foreign currencies

Foreign currency monetary assets and liabilities of the Bank’s integrated foreign operations and all foreign currency denominated assets and liabilities of its self-sustaining foreign operations are translated into Canadian dollars at rates prevailing at the end of the financial period. Foreign currency non-monetary assets and liabilities of the Bank’s integrated foreign operations are translated into Canadian dollars at historical rates.

Unrealized gains and losses arising upon translation of net foreign currency investment positions in self-sustaining operations, together with any gains or losses arising from hedges of those net investment positions to the extent effective, are credited or charged to net change in unrealized foreign currency translation gains/losses in the Consolidated Statement of Comprehensive Income. Upon sale, reduction or substantial liquidation of an investment position, the previously recorded net unrealized gains or losses thereon in accumulated other comprehensive income are reclassified to the Consolidated Statement of Income.

Translation gains and losses arising in the Bank’s integrated foreign operations, as well as those arising from self-sustaining foreign operations in highly inflationary environments, if any, are included in other income – trading revenues in the Consolidated Statement of Income.

Revenues and expenses denominated in foreign currencies are translated using average exchange rates, except for depreciation and amortization of foreign currency denominated buildings, equipment and leasehold improvements of the Bank’s integrated foreign operations, which are translated using historical rates.

Unrealized foreign currency translation gains and losses arising from available-for-sale financial assets are included in other comprehensive income as unrealized gains/losses on available-for-sale securities until realized, at which time they are reclassified from accumulated other comprehensive income to the Consolidated Statement of Income.

Precious metals

Precious metals are carried at fair value and are included in cash resources in the Consolidated Balance Sheet. The liability arising from outstanding certificates is also carried at fair value and included in other liabilities in the Consolidated Balance Sheet.

Securities

Securities are categorized as available-for-sale, trading, held-to-maturity or equity accounted investments. Securities designated as available-for-sale are recorded at fair value with unrealized gains and losses recorded in other comprehensive income until realized, at which time they are recorded in the Consolidated Statement of Income. Available-for-sale equity securities that do not have a quoted price in an active market are recorded at cost.

Premiums, discounts and related transaction costs on available-for-sale debt securities are amortized over the expected life of the instrument to interest income – securities in the Consolidated Statement of Income using the effective interest method. When there has been a decline in value of available-for-sale debt or equity instrument that is other than temporary, the carrying value of the securities is reduced to fair value. Such reductions, if any, together with realized gains and losses on disposals, which are determined on an average cost basis, are reclassified from other comprehensive income and included in other income – net gain (loss) on securities, other than trading in the Consolidated Statement of Income.

Interest income on these debt securities is recognized thereafter using the revised effective interest rate applicable. Recoveries in fair value due to events occurring after the date of impairment are included in net income to a maximum of the original impairment charge. Prior to fiscal 2009, these recoveries in fair value were included in other comprehensive income.

Trading securities are those securities intended to be held for a short period of time and are carried at fair value. Gains and losses realized on

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disposal and unrealized gains and losses due to market fluctuations are included in other income – trading revenues in the Consolidated Statement of Income.

Debt securities which are not trading securities or have not been designated as available-for-sale, and that are not quoted in an active market are classified as loans. Debt securities classified as loans are carried at amortized cost.

The Bank accounts for the purchase and sale of securities using settlement date accounting for purposes of the Consolidated Balance Sheet and the Consolidated Statement of Income.

Securities purchased under resale agreements and obligations related to securities sold under repurchase agreements

The purchase and sale of securities under resale and repurchase agreements are accounted for as collateralized lending and borrowing transactions and are recorded at cost. The related interest income and interest expense are recorded on an accrual basis in the Consolidated Statement of Income.

Obligations related to securities sold short

The Bank’s obligation to deliver securities sold that were not owned at the time of sale is recorded at fair value. Realized and unrealized gains and losses are recorded in other income – trading revenues in the Consolidated Statement of Income. Interest expense accruing on debt securities sold short is recorded in interest expense in the Consolidated Statement of Income.

Transactions costs

The transaction costs relating to non-trading financial assets and non-trading financial liabilities are capitalized and, where applicable, these amounts are recognized in net interest income over the expected life of the instrument using the effective interest method. Transaction costs relating to trading financial assets and trading financial liabilities are immediately recognized in other income-trading revenue in the Consolidated Statement of Income.

Loans

The definition of loans includes debt instruments that are not quoted in an active market and have fixed or determinable cash flows. As a result, certain debt securities which are not classified as trading securities or have not been designated as available-for-sale, and are not quoted in an active market are classified as loans on the Consolidated Balance Sheet.

Loans are accounted for at amortized cost, except those classified or designated as trading, which are carried at fair value.

Loans transacted after October 31, 2009 that are purchased to economically hedge credit derivatives transacted for customers are classified as trading loans, and those outstanding as at October 31, 2009 are designated as trading (see Notes 4 and 27, respectively).

Loans are stated net of any unearned income and of an allowance for credit losses. Interest income is accounted for on the accrual basis for all loans other than impaired loans. Accrued interest is included in other assets in the Consolidated Balance Sheet. Loan origination costs are deferred and amortized into income using the effective interest method over the expected term of the loan. Loan fees are recognized in interest income over the appropriate lending or commitment period. Mortgage prepayment fees are recognized in interest income when received, unless they relate to a minor modification to the terms of the mortgage, in which case the fees are deferred and amortized using the effective interest method over the remaining period of the original mortgage. Loan syndication fees are included in credit fees in other income.

A loan is classified as impaired when, in management’s opinion, there has been a deterioration in credit quality to the extent that there no longer is reasonable assurance of timely collection of the full amount of principal and interest. If a payment on a loan is contractually 90 days in arrears, the loan will be classified as impaired, if not already classified as such, unless the loan is fully secured, the collection of the debt is in process, and the collection efforts are reasonably expected to result in repayment of the loan or in restoring it to a current status within 180 days from the date a payment has become contractually in arrears. Finally, a loan that is contractually 180 days in arrears is classified as impaired in all situations, except when it is guaranteed or insured by the Canadian government, the provinces or a Canadian government agency; such loans are classified as impaired if the loan is contractually in arrears for 365 days. Any credit card loan that has a payment that is contractually 180 days in arrears is written off.

When a loan is classified as impaired, recognition of interest ceases. Interest received on impaired loans is credited to the carrying value of the loan. Loans are generally returned to accrual status when the timely collection of both principal and interest is reasonably assured and all delinquent principal and interest payments are brought current.

Foreclosed assets meeting specified criteria are considered to be held for sale and are recorded at fair value less costs to sell. If the specified criteria are not met, the asset is considered to be held for use, measured initially at fair value and accounted for in the same manner as a similar asset acquired in the normal course of business.

Allowance for credit losses

The Bank maintains an allowance for credit losses which, in management’s opinion, is adequate to absorb all incurred credit-related losses in its portfolio of the following on-and off-balance sheet items: deposits with banks, securities purchased under resale agreements, loans, acceptances and other indirect credit commitments, such as letters of credit and guarantees. The allowance for credit losses consists of specific allowances, general allowance and a sectoral allowance which are reviewed on a regular basis. Full or partial write-offs of loans are generally recorded when management believes there is no realistic prospect of full recovery. Actual write-offs, net of recoveries, are deducted from the allowance for credit losses.

Specific allowances

Specific allowances, except those relating to credit card loans, residential mortgages and most personal loans, are determined on an item-by-item basis and reflect the associated estimated credit loss. In the case of loans, the specific allowance is the amount that is required to reduce the carrying value of an impaired loan to its estimated realizable amount. Generally, the estimated realizable amount is determined by discounting the expected future cash flows at the effective interest rate inherent in the loan at the date of impairment. When the amounts and timing of future cash flows cannot be measured with reasonable reliability, either the fair value of any security underlying the loan, net of expected costs of realization and any amounts legally required to be paid to the borrower, or the observable market price for the loan is used to measure the estimated realizable amount. The change in the present value attributable to the passage of time on the expected future cash flows is reported as a reduction of the provision for credit losses in the Consolidated Statement of Income. Specific allowances for credit card loans, residential mortgages and most personal loans are calculated using a formula method taking into account recent loss experience. The allowance for credit losses against on-balance sheet items is reflected as a reduction of the related asset category, and allowances relating to off-balance sheet items are included in other liabilities in the Consolidated Balance Sheet.

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General allowance

The general allowance is established against the loan portfolio in respect of the Bank’s core business lines where prudent assessment by the Bank of past experience and existing economic and portfolio conditions indicate that it is probable that losses have occurred, but where such losses cannot be determined on an item-by-item basis.

The general allowance for business and government loans is underpinned by a risk rating process in which internal risk ratings are assigned at the time of loan origination, monitored on an ongoing basis, and adjusted to reflect changes in underlying credit risk. With the internal risk ratings as the foundation, the allowance is initially calculated through the application of migration and default statistics by risk rating, loss severity in the event of default, and exposure at default patterns within each of the business line portfolios. Based upon recent observable data, senior management forms a judgement whether adjustments are necessary to the initially calculated (quantitative) allowance and the amount of any such adjustments. In making this judgement, management considers observable factors such as economic trends and business conditions, portfolio concentrations, and trends in volumes and severity of delinquencies.

For mortgage portfolios, expected losses are estimated through analysis of historical loss migration and write-off trends.

The level of the general allowance is re-assessed quarterly and may fluctuate as a result of changes in portfolio volumes, concentrations and risk profile; analysis of evolving trends in probability of loss, severity of loss and exposure at default factors; and management’s current assessment of factors that may have affected the condition of the portfolio.

While the total general allowance is established through a step-by-step process that considers risk arising from specific segments of the portfolio, the resulting total general allowance is available to absorb all incurred losses in the loan portfolio for which there has been no specific allowance.

The general allowance for credit losses is recorded as a reduction of loans in the Consolidated Balance Sheet.

Sectoral allowances

A sectoral allowance is established when an industry sector or geographic region experiences specific adverse events or changes in economic conditions and it is considered necessary to establish an additional allowance for loan losses for the group of loans as a whole, even though the individual loans comprising the group are still classified as performing. These allowances are considered sectoral and are established for losses which have not been specifically identified, and where the losses are not adequately covered by the general allowance.

The sectoral allowance for credit losses is recorded as a reduction of loans in the Consolidated Balance Sheet.

Sales of loans

Transfers of loans to unrelated parties are treated as sales provided that control over the transferred loans has been surrendered and consideration other than beneficial interests in the transferred loans has been received in exchange. If these criteria are not satisfied, then the transfers are treated as financing transactions. If treated as sales, the loans are removed from the Consolidated Balance Sheet and a gain or loss is recognized in income immediately based on the carrying value of the loans transferred, allocated between the assets sold and the retained interests in proportion to their fair values at the date of transfer. The fair values of loans sold, retained interests and recourse liabilities are determined using either quoted market prices, pricing models which take into account management’s best estimates of key assumptions such as expected losses, prepayments and discount rates commensurate with the risks involved, or sales of similar assets. Where the Bank continues to service the loans sold, a servicing liability or asset is recognized and amortized over the servicing period as servicing fees.

Retained interests in securitizations that can be contractually prepaid or otherwise settled in such a way that the Bank would not recover substantially all of its recorded investment are classified in available-for-sale securities in the Consolidated Balance Sheet. Such retained interests are tested regularly for other-than-temporary impairment and, if required, the retained interest’s carrying value is reduced to fair value by a charge to other income – net gain (loss) on securities, other than trading in the Consolidated Statement of Income. Other retained interests are classified and accounted for as loans.

For securitizations of loans, gains and losses on sale and servicing fee revenues are reported in other income – other in the Consolidated Statement of Income. Where a servicing liability or asset is recognized, the amount is recorded in other liabilities or other assets in the Consolidated Balance Sheet.

For the sale of performing loans (other than by way of securitization), which is one of the Bank’s credit risk management strategies, gains and losses are reported in other income – other. Gains and losses on sales of impaired loans are reported in the provision for credit losses in the Consolidated Statement of Income.

Acceptances

The Bank’s potential liability under acceptances is reported as a liability in the Consolidated Balance Sheet. The Bank has equivalent claims against its customers in the event of a call on these commitments, which are reported as an asset. Fees earned are reported in other income – credit fees in the Consolidated Statement of Income.

Land, buildings and equipment

Land is carried at cost. Buildings, equipment and computer software, and leasehold improvements are carried at cost less accumulated depreciation and amortization. Depreciation and amortization are calculated using the straight-line method over the estimated useful life of the related asset as follows: buildings – 40 years, equipment and computer software – 3 to 10 years, and leasehold improvements – term of lease.

The Bank performs impairment testing on its long-lived assets when events or changes in circumstance indicate that an asset’s carrying value may not be recoverable. The asset is written down to fair value when the carrying value of the asset exceeds the projected future undiscounted cash flows.

Net gains and losses on disposal are included in other income – other, in the Consolidated Statement of Income, in the year of disposal.

Goodwill and other intangible assets

Goodwill is the excess of the purchase price paid over the fair value of the net assets purchased in the acquisition of a subsidiary or a VIE that is a business where the Bank is the primary beneficiary.

Other intangible assets are mainly comprised of fund management contracts, computer software costs and core deposit intangibles.

Goodwill and other intangible assets with indefinite useful lives are not amortized, but are subject to impairment tests on at least an annual basis. Goodwill is allocated to seven reporting units and any potential goodwill impairment is identified by comparing the carrying value of a reporting unit with its fair value. If any potential impairment is indicated, then it is quantified by comparing the carrying value of goodwill to its fair value, calculated as the fair value of the reporting unit less the fair value of its assets and liabilities. The fair value of the reporting units is determined using an internally developed valuation model using a market approach. The market approach considers

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various factors including normalized earnings, projected forward earnings and price earnings multiples.

Intangible assets, other than goodwill and fund management contracts, which do not have indefinite useful lives are amortized on a straight-line basis over their useful lives not exceeding 20 years. These intangible assets are subject to an impairment test when events and circumstances indicate the carrying amounts may not be recoverable. The amortization of intangible assets is recorded in other non-interest expenses in the Consolidated Statement of Income.

Capital instrument liabilities

Capital instruments that must or can be settled by issuing a variable number of the issuer’s own equity instruments are required to be presented as liabilities rather than as equity. These instruments are classified as either deposit liabilities or capital instrument liabilities in the Consolidated Balance Sheet, with the disbursements recorded in interest expense.

Corporate income taxes

The Bank follows the asset and liability method of accounting for corporate income taxes. Under this method, future tax assets and liabilities represent the cumulative amount of tax applicable to temporary differences between the carrying amount of the assets and liabilities, and their values for tax purposes. Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Changes in future income taxes related to a change in tax rates are recognized in income in the period in which the tax change was enacted or substantively enacted.

Future tax assets and liabilities are included in other assets and other liabilities in the Consolidated Balance Sheet.

Derivative instruments

Derivative instruments are financial contracts whose value is derived from interest rates, foreign exchange rates or other financial or commodity indices. Most derivative instruments can be characterized as interest rate contracts, foreign exchange and gold contracts, equity contracts or credit contracts. Derivative instruments are either exchange-traded contracts or negotiated over-the-counter contracts. Negotiated over-the-counter contracts include swaps, forwards and options.

The Bank enters into these derivative contracts for trading purposes, as well as to manage its exposures. Trading derivatives are entered into with customers to accommodate their risk management needs and are used to reduce or adjust the Bank’s risk profile arising from its market making activities that support its client-based transactions. Derivative instruments designated as “asset/liability management” are those used to manage the Bank’s non-trading interest rate, foreign currency and other exposures. These include instruments that meet specified criteria to be designated as hedges for accounting purposes.

All derivatives, including embedded derivatives for which separate accounting is required, are recorded at fair value in the Consolidated Balance Sheet. The determination of the fair value of derivatives includes consideration of credit risk and ongoing direct costs over the life of the instruments. Inception gains or losses on derivatives are only recognized where the valuation is dependent on observable market data, otherwise, they are deferred over the life of the related contract, or until the valuation inputs become observable. The gains and losses resulting from changes in fair values of trading derivatives are included in other income – trading revenues in the Consolidated Statement of Income.

Changes in the fair value of asset/liability management derivatives that do not qualify for hedge accounting are carried at fair value in the

Consolidated Balance Sheet, and subsequent changes in their fair values are recorded in the Consolidated Statement of Income as follows: interest-related contracts in net interest income; options used in managing non-trading securities in net gain (loss) on securities, other than trading; and other derivative contracts in other income – other. Where derivative instruments are used to manage the volatility of stock-based compensation, these derivatives are carried at fair value with changes in the fair value included in salaries and employee expense in the Consolidated Statement of Income.

Hedge accounting

The Bank formally documents all relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking hedge transactions. This process includes linking these derivatives to specific assets and liabilities on the Consolidated Balance Sheet or to specific firm commitments or forecasted transactions. The Bank also formally assesses both at a hedge’s inception and on an ongoing basis whether the derivatives used in hedging transactions are highly effective in offsetting changes in the fair value or cash flows of hedged items.

Hedge ineffectiveness is measured and recognized in the Consolidated Statement of Income. When either a fair value hedge or cash flow hedge is discontinued, any cumulative adjustment to either the hedged item or other comprehensive income is recognized in income over the remaining term of the original hedge, or when the hedged item is derecognized. If a designated hedge is no longer effective, the associated derivative instrument is subsequently carried at fair value without any offset from the hedged item.

There are three types of hedges: (i) fair value hedges, (ii) cash flow hedges and (iii) net investment hedges.

Fair value hedges

For fair value hedges, the change in fair value of the hedging derivative is offset in the Consolidated Statement of Income by the change in fair value of the hedged item relating to the hedged risk. The Bank utilizes fair value hedges primarily to convert fixed rate financial assets and liabilities to floating rate exposures. The main financial instruments designated as fair value hedged items include debt securities, loans, deposit liabilities and subordinated debentures.

Cash flow hedges

For cash flow hedges, the change in fair value of the hedging derivative is recorded in other comprehensive income, to the extent it is effective, until the hedged item affects the Consolidated Statement of Income. The Bank utilizes cash flow hedges primarily to convert floating rate deposit liabilities to fixed rate exposures.

Net investment hedges

For net investment hedges, the change in fair value of the hedging instrument, to the extent effective, is recorded in other comprehensive income. The Bank designates foreign currency liabilities and derivatives as hedging instruments. These amounts are recognized in income when the corresponding cumulative translation adjustments from self-sustaining foreign operations are recognized in income.

Employee future benefits

The Bank provides pension and other future benefit plans for qualified employees in Canada, the United States and other international operations. Pension benefits are generally based on an employee’s length of service and the final five years’ average salary. Other future benefits provided include post-retirement health care, dental care and life insurance, along with post-employment benefits and compensated absences.

The cost of these employee future benefits is actuarially determined each year using the projected benefit method prorated on service. The

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calculation uses management’s best estimate of a number of assumptions – including the long-term rates of investment return on plan assets, future compensation, health care costs, mortality, as well as the retirement age of employees. The discount rate is based on market conditions as at the calculation date. The expected return on plan assets is generally based on a market-related value of plan assets, where gains or losses on equity investments are recognized over three years; fixed income investments are recognized at market value. The Bank’s main pension plan uses a measurement date of August 31, while the other principal employee future benefit plans use a July 31 date.

Past service costs, from plan amendments that impact previously earned employee benefits, are amortized on a straight-line basis over the estimated average remaining period to full benefit eligibility for active employees. For the Bank’s principal pension plans, these periods range from 9 to 18 years. For principal other benefit plans, these periods range from 8 to 27 years. If the unrecognized net actuarial gain or loss is more than 10% of the greater of the plan assets or benefit obligation at the beginning of the year, the excess above this 10% threshold is generally amortized over the estimated average remaining service period of employees. For the Bank’s principal pension plans and principal other benefit plans, these periods range from 9 to 18 years and from 8 to 27 years, respectively. A pension valuation allowance is recognized if the prepaid benefit expense (the cumulative difference between pension income/expense and funding contributions) is more than the Bank’s expected future benefit.

The cumulative difference between pension income/expense and funding contributions is included in other assets and other liabilities, as appropriate, in the Consolidated Balance Sheet. The difference between other future benefits expense and payments to qualified plan members is included in other assets and other liabilities in the Consolidated Balance Sheet.

Certain employees outside of Canada participate in defined contribution pension plans. The costs for such plans are equal to Bank contributions made to employees’ accounts during the year.

Stock-based compensation

The Bank has stock option plans and other stock-based compensation plans for certain eligible employees and non-officer directors that are described more fully in Note 18.

Employee stock options with Tandem Stock Appreciation Rights (Tandem SARs), provide the employee the choice to either exercise the stock option for shares, or to exercise the Tandem SAR and thereby receive the intrinsic value of the stock option in cash. Options with Tandem SARs are awards that may call for settlement in cash and, therefore, are recorded in other liabilities in the Consolidated Balance Sheet. Changes in this liability, which primarily arise from fluctuations in the market price of the Bank’s common shares, are recorded in salaries and employee benefits expense in the Consolidated Statement of Income on a graded vesting basis. If an employee chooses to exercise the option, thereby cancelling the Tandem SAR, both the exercise price and the accrued liability are credited to common shares in the Consolidated Balance Sheet.

Stock options that do not contain the tandem share appreciation features require settlement in shares only. These stock options are expensed on a graded vesting basis using the grant date fair-value (Black-Scholes pricing model) and are recorded in salaries and employee benefits expense in the Consolidated Statement of Income with a corresponding credit to contributed surplus in the Consolidated Balance Sheet. If the employee exercises the option, both the exercise price proceeds together with the amount recorded in contributed surplus are credited to common shares in the Consolidated Balance Sheet.

For stock options granted prior to November 1, 2002, the Bank accounts for these options using the intrinsic method. Under this method, the Bank does not recognize any compensation expense, since the exercise price was set at an amount equal to the closing price on the day prior to the grant of the stock options. When these stock options are exercised, the proceeds received by the Bank are credited to common shares in the Consolidated Balance Sheet.

The Bank’s other liability-classified stock-based compensation plans are accounted for in a similar manner as stock options with Tandem SAR features, except that other stock-based compensation expense is recognized evenly over an applicable vesting period.

For SARs, including Tandem SARs and other stock-based compensation, the Bank recognizes i) the compensation costs attributable to stock-based compensation awards granted to employees who are eligible to retire on the grant date immediately on the grant date; and ii) compensation costs attributable to stock-based compensation awards granted to employees who will become eligible to retire during the vesting period over the timeframe between the grant date and the date of retirement eligibility.

Stock options granted to non-officer directors do not have Tandem SAR features.

Earnings per share (EPS)

Basic EPS is computed by dividing net income available to common shareholders by the weighted-average number of common shares outstanding for the period. Diluted EPS is computed by dividing net income available to common shareholders by the weighted-average number of diluted common shares outstanding for the period. Diluted earnings per share reflect the potential dilution that could occur if additional common shares are assumed to be issued under securities or contracts that entitle their holders to obtain common shares in the future. The number of additional shares for inclusion in diluted EPS is determined using the treasury stock method. The treasury stock method determines the number of incremental common shares by assuming that the outstanding stock options, whose exercise price is less than the average market price of the Bank’s common stock during the period, are exercised and the proceeds used to purchase common shares at the average market price. The incremental number of common shares is included in the calculation of diluted shares.

Guarantees

A liability is recorded for the fair value of the obligation assumed at the inception of certain guarantees. The guarantees affected include standby letters of credit, letters of guarantee, credit enhancements and other similar contracts. The fair value of the obligation at inception is generally based on the discounted cash flow of the premium to be received for the guarantee, resulting in a corresponding asset.

2	Future accounting changes

The following summarizes future accounting changes that will be relevant to the Bank’s consolidated financial statements subsequent to October 31, 2011.

International Financial Reporting Standards (IFRS)

International Financial Reporting Standards will replace current Canadian GAAP for the Bank, effective for interim and annual periods commencing November 1, 2011 (adoption date), including the

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preparation and reporting of one year of comparative figures and an opening balance sheet as at November 1, 2010 (transition date). Accordingly, these financial statements will be the last prepared by the Bank under pre-conversion Canadian GAAP, and the conversion to IFRS will be applicable to the Bank’s reporting for the first quarter of 2012, for which current and comparative information will be prepared under IFRS.

The Bank has determined a number of key differences between current Canadian GAAP and IFRS that have the potential to significantly affect the financial statements, operations or capital of the Bank. IFRS also allows for certain one time elections on the transition date. The areas of significant differences that impact the Bank include consolidation, business combinations, shared-based payments, employee benefits, cumulative translation differences and derecognition.

Key financial impacts

Key differences between current accounting policies and IFRS requirements

Net adjustments to the Bank’s opening balance sheet resulting from differences between Canadian GAAP and IFRS will be recorded against retained earnings on transition, or other components of equity.

The Bank is in the process of finalizing its comparative periods. Estimates for certain significant opening balance sheet impacts based on accounting policies selected and elections made are discussed below. The total estimated negative impact of the cumulative adjustments on total shareholders’ equity is approximately $1 billion and the resultant net negative impact on the Bank’s Tier 1 capital ratio is approximately 77 basis points.

Consolidation

Canadian GAAP determines consolidation of an entity using two frameworks: the variable interest entity (VIE) and voting control models. The consolidation of a VIE under Canadian GAAP is based on whether the Bank is exposed to the majority of the VIE’s expected losses or residual returns, or both and considered to be the primary beneficiary.

Under IFRS, an entity (including a special purpose entity (SPE)) is consolidated based solely on control, which is evidenced by the power to govern the financial and operating policies of an entity to obtain benefit. When assessing control under IFRS, all relevant factors are considered, including qualitative and quantitative aspects.

As a result of the differences in criteria, certain SPEs are required to be consolidated under IFRS that were not consolidated under Canadian GAAP, including one Bank-sponsored multi-seller conduit and the Bank’s capital instrument trusts. In addition, certain capital instruments issued by the Bank’s capital instrument trusts which are now consolidated have been assessed under IFRS as being equity instruments or compound instruments comprising both liability and equity components. The equity classification, in whole or for part of the instrument, is due to certain payment features in these instruments that do not create an unavoidable obligation to pay cash. The trusts’ instruments with these equity-based features will be classified, in whole or in part as applicable, as capital instruments equity.

The estimated overall impact is an increase in the Bank’s assets of $2.7 billion, an increase in liabilities of $2.0 billion, an increase in capital instruments equity of $1.0 billion, and a decrease in opening retained earnings of $0.3 billion.

Business combinations

Under IFRS 1, First-Time Adoption of International Financial Reporting Standards (IFRS 1), an entity may elect to not retrospectively restate any business combinations that occurred prior to the transition date.

Although the Bank has elected to not restate any business combinations that occurred prior to November 1, 2010, certain adjustments are still required upon transition to IFRS such as fair valuing contingent consideration. The impact from these adjustments is a decrease in assets of $2 million, an increase in liabilities of $42 million and a decrease to equity of $44 million.

Share-based payments

IFRS requires cash-settled (i.e., liability-classified) awards to be remeasured at each reporting date based on changes in the fair value of the liability. Under Canadian GAAP, liability-classified awards are remeasured at each reporting date based on changes in the intrinsic value of such awards.

IFRS 1 allows the choice of not having to remeasure liability-classified awards to their fair value for those awards that have already settled by the transition date. The impact on transition for the awards that have not settled by the date of transition is a decrease to opening retained earnings of $21 million, an increase in other liabilities of $20 million and a decrease in deferred tax assets of $1 million.

Employee benefits

Under IFRS 1, an entity may elect to recognize all cumulative unamortized actuarial gains and losses for employee defined benefit plans at transition date instead of retrospective restatement, with an offsetting adjustment against opening retained earnings.

The Bank has elected this exemption. The estimated impact of this election would be a reduction to opening retained earnings of $1.4 billion. The impact under IFRS differs from Canadian GAAP amounts due to adjustments for items such as using an October 31 measurement date for the actuarial valuation, and using fair values for determining the expected return on plan assets.

Cumulative translation differences

IFRS 1 allows cumulative translation differences for all foreign operations to be deemed zero at the date of transition to IFRS, instead of recalculating from inception. This would result in the reclassification of amounts in accumulated other comprehensive income (AOCI) to opening retained earnings on transition.

The Bank has elected to use this exemption. The reclassification of the cumulative translation loss from AOCI to opening retained earnings is $4.5 billion, which was the Canadian GAAP amount as at October 31, 2010.

Derecognition

Canadian GAAP uses a control-based model to assess derecognition, while IFRS primarily focuses on whether risks and rewards have been substantially transferred. As a result of the differences in criteria, transfers of certain financial assets that previously qualified for derecognition under Canadian GAAP will no longer qualify under IFRS.

The Bank’s insured residential mortgage securitizations through the Canadian Government’s Canada Mortgage Bond (CMB) Programs receive off-balance sheet treatment under Canadian GAAP. These mortgage securitization transactions do not meet the derecognition criteria under IFRS. Additionally, mortgages securitized and retained as mortgage-backed securities (MBS), currently classified as available-for-sale on the Bank’s Consolidated Balance Sheet under Canadian GAAP, would be classified as residential mortgages under IFRS.

In December 2010, the International Accounting Standards Board (IASB) issued amendments to IFRS 1 to allow first-time adopters the option of applying the IFRS derecognition requirements prospectively to transactions occurring on or after an entity’s transition date; or retrospectively from a date of the entity’s choosing. In February 2011,

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CONSOLIDATED FINANCIAL STATEMENTS

OSFI issued an advisory requiring all federally regulated entities to apply the derecognition requirements retrospectively from January 1, 2004.

Application of the derecognition criteria from January 1, 2004, is estimated to result in an increase in residential mortgages and other assets of $31 billion, an increase in deposits and other liabilities of $15 billion and a decrease in available-for-sale securities of $16 billion. The net impact to opening retained earnings would be an increase of $140 million. In addition, there would be a decrease in AOCI of $336 million related to the available-for-sale securities.

3	Securities

(a)	An analysis of the carrying value of securities is as follows:

	Remaining term to maturity						2011		2010
As at October 31 ($ millions)	Within 3 months	Three to 12 months	One to 5 years	Over 5 years	No specific maturity		Carrying value		Carrying value
Trading securities:
Canadian federal government debt	$984	$1,711	$5,252	$5,573	$–		$13,520		$18,127
Canadian provincial and municipal debt	564	554	651	2,459	–		4,228		4,487
U.S. treasury and other U.S. agencies’ debt	1	468	1,873	1,150	–		3,492		5,065
Other foreign governments’ debt	1,173	1,007	1,765	1,178	–		5,123		4,755
Common shares	–	–	–	–	26,757		26,757		22,264
Other	1,638	2,517	4,545	1,507	–		10,207		9,986
Total	4,360	6,257	14,086	11,867	26,757		63,327	(1)	64,684	(1)
Available-for-sale securities:
Canadian federal government debt	410	898	7,272	615	–		9,195		9,092
Mortgage-backed securities(2)	67	560	21,315	140	–		22,082		18,581
Canadian provincial and municipal debt	100	10	2,159	50	–		2,319		1,131
U.S. treasury and other U.S. agencies’ debt	188	451	36	8	–		683		1,240
Other foreign governments’ debt	1,844	1,504	2,713	1,529	–		7,590		5,705
Bonds of designated emerging markets	–	–	57	214	–		271		312
Other debt	862	1,521	3,565	790	–		6,738		8,206
Preferred shares	–	–	–	–	427		427		475
Common shares(3)	–	–	–	–	2,750		2,750		2,486
Total	3,471	4,944	37,117	3,346	3,177		52,055		47,228
Equity accounted investments:	–	–	–	–	4,491	(4)	4,491		4,651
Total securities	$7,831	$11,201	$51,203	$15,213	$34,425		$119,873		$116,563
Total by currency (in Canadian equivalent):
Canadian dollar	$3,122	$5,382	$39,001	$10,467	$26,586		$84,558		$84,035
U.S. dollar	736	2,593	6,725	2,112	3,513		15,679		16,954
Mexican peso	1,318	493	819	460	135		3,225		2,862
Other currencies	2,655	2,733	4,658	2,174	4,191		16,411		12,712
Total securities	$7,831	$11,201	$51,203	$15,213	$34,425		$119,873		$116,563

(1)	Includes $414 (2010 – $444) in mortgage-backed securities.
(2)	Includes NHA mortgage-backed securities created and retained by the Bank. The outstanding balance of these mortgage-backed securities is $21,446 (2010 – $17,809). Canada Mortgage and Housing Corporation provides a guarantee of timely payment to NHA mortgage-backed security investors.
(3)	The carrying value of available-for-sale equity securities that are not quoted in an active market is $794 (2010 – $918).
(4)	Equity accounted investments have no stated term, and as a result, have been classified in the “No specific maturity” column.

In accordance with certain CICA amendments to the accounting standard on Financial Instruments – Recognition and Measurement, the Bank reclassified certain trading securities to available-for-sale securities effective August 1, 2008. These assets were comprised of $303 million of bond assets and $91 million of preferred shares that were no longer traded in an active market and which management intends to hold for the foreseeable future. As of the reclassification date, the weighted average effective interest rate on the reclassified bond asset portfolio was 4.0%, with expected recoverable cash flows of $366 million.

As at October 31, 2011, the fair values of the remaining bond assets and preferred shares were $24 million (2010 – $128 million) and

$38 million (2010 – $52 million) respectively. Due to the reclassification of the bond assets and preferred shares, for the year ended October 31, 2011, the Bank recorded after-tax losses in other comprehensive income of $13 million (2010 – gains of $9 million; 2009 – gains of $26 million) and $1 million (2010 – gains of $3 million; 2009 – gains of $6 million), respectively, relating to fair value movements. If the reclassifications of these bond assets and preferred shares had not been made, pre-tax losses of $18 million (2010 – gains of $12 million; 2009 – gains of $33 million) and $2 million (2010 – gains of $4 million; 2009 – gains of $9 million), respectively, would have been recorded in the Consolidated Statement of Income.

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CONSOLIDATED FINANCIAL STATEMENTS

(b)	An analysis of unrealized gains and losses on available-for-sale securities is as follows:

	2011				2010
As at October 31 ($ millions)	Cost(1)	Gross unrealized gains	Gross unrealized losses	Fair value	Cost(1)	Gross unrealized gains	Gross unrealized losses	Fair value
Canadian federal government debt	$8,991	$209	$5	$9,195	$8,927	$166	$1	$9,092
Mortgage-backed securities(2)	21,595	538	51	22,082	18,100	494	13	18,581
Canadian provincial and municipal debt	2,285	38	4	2,319	1,102	29	–	1,131
U.S. treasury and other U.S. agencies’ debt	685	–	2	683	1,226	18	4	1,240
Other foreign governments’ debt	7,357	264	31	7,590	5,458	287	40	5,705
Bonds of designated emerging markets	163	108	–	271	180	132	–	312
Other debt	6,780	141	183	6,738	8,132	217	143	8,206
Preferred shares	453	18	44	427	488	24	37	475
Common shares	2,491	365	106	2,750	2,198	320	32	2,486
Total available-for-sale securities	$50,800	$1,681	$426	$52,055	$45,811	$1,687	$270	$47,228

(1)	Cost for debt securities is amortized cost.
(2)	Includes NHA mortgage-backed securities created and retained by the Bank.

The net unrealized gain on available-for-sale securities of $1,255 million (2010 – $1,417 million) decreases to a net unrealized gain of $1,028 million (2010 – decreases to $1,189 million) after the net fair value of derivative instruments and other hedge amounts associated with these securities are taken into account. The net unrealized gain on available-for-sale securities is recorded in accumulated other comprehensive income.

(c)	An analysis of available-for-sale securities with continuous unrealized losses:

	2011
	Less than 12 months			12 months or greater			Total
As at October 31 ($ millions)	Cost	Fair value	Unrealized losses	Cost	Fair value	Unrealized losses	Cost	Fair value	Unrealized losses
Canadian federal government debt	$1,927	$1,922	$ 5	$–	$–	$ –	$1,927	$1,922	$ 5
Mortgage-backed securities	3,300	3,249	51	374	374	–	3,674	3,623	51
Canadian provincial and municipal debt	629	625	4	10	10	–	639	635	4
U.S. treasury and other U.S. agencies’ debt	35	33	2	42	42	–	77	75	2
Other foreign governments’ debt	2,597	2,569	28	204	201	3	2,801	2,770	31
Other debt	2,078	2,016	62	1,100	979	121	3,178	2,995	183
Preferred shares	9	8	1	336	293	43	345	301	44
Common shares	682	583	99	29	22	7	711	605	106
Total	$11,257	$11,005	$ 252	$2,095	$1,921	$ 174	$13,352	$12,926	$ 426

	2010
	Less than 12 months			12 months or greater			Total
As at October 31 ($ millions)	Cost	Fair value	Unrealized losses	Cost	Fair value	Unrealized losses	Cost	Fair value	Unrealized losses
Canadian federal government debt	$893	$892	$ 1	$–	$–	$ –	$893	$892	$ 1
Mortgage-backed securities	97	96	1	461	449	12	558	545	13
Canadian provincial and municipal debt	10	10	–	–	–	–	10	10	–
U.S. treasury and other U.S. agencies’ debt	102	99	3	10	9	1	112	108	4
Other foreign governments’ debt	1,800	1,775	25	73	58	15	1,873	1,833	40
Other debt	1,269	1,255	14	2,286	2,157	129	3,555	3,412	143
Preferred shares	2	2	–	346	309	37	348	311	37
Common shares	242	227	15	99	82	17	341	309	32
Total	$4,415	$4,356	$ 59	$3,275	$3,064	$ 211	$7,690	$7,420	$ 270

As at October 31, 2011, the cost of 700 (2010 – 549) available-for-sale securities exceeded their fair value by $426 million (2010 – $270 million). This unrealized loss is recorded in accumulated other comprehensive income as part of unrealized gains (losses) on available-for-sale securities. Of the 700 (2010 – 549) securities, 175 (2010 – 225) have been in an unrealized loss position continuously for more than a year, amounting to an unrealized loss of $174 million (2010 – $211 million). The increase in the unrealized loss on debt instruments is mainly due to the widening of credit spreads in the last quarter of fiscal 2011. For equity investments, declines in capital markets in the last quarter increased the unrealized loss.

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CONSOLIDATED FINANCIAL STATEMENTS

Since the Bank has the ability and intent to hold these securities until there is a recovery of fair value, which may be at maturity for debt securities, these unrealized losses are considered temporary in nature.

The Bank conducts a quarterly review to identify and evaluate investments that show indications of impairment. An investment is considered impaired if its fair value falls below its cost, and a writedown is recorded when the decline is considered other-than-temporary. Factors considered in determining whether a loss is temporary include the length of time and extent to which fair value has been below cost; financial condition and near-term prospects of the issuer, and the ability and intent to hold the investment for a period of time sufficient to allow for any anticipated recovery.

(d)	An analysis of net gain (loss) on securities, other than trading(1) is as follows:

For the year ended October 31 ($ millions)	2011	2010	2009
Realized gains	$409	$790	$593
Realized losses	67	304	316
Impairment writedowns(2)	103	131	689
Net gain (loss) on securities, other than trading	$239	$355	$(412)

(1)	The net gain (loss) on securities, other than trading mainly relates to available-for-sale securities and equity accounted investments.
(2)	Impairment writedowns are comprised of $47 for equity securities (2010 – $107; 2009 – $546) and $56 for debt securities (2010 – $24; 2009 – $143).

Net gains realized on available-for-sale equity securities which did not have a quoted market price were $165 million for the year ended October 31, 2011 (2010 – $60 million; 2009 – $28 million).

4	Loans

(a)	Loans outstanding by geography

The Bank’s loans, net of unearned income and the allowance for credit losses in respect of loans, are as follows (1):

As at October 31 ($ millions)	2011	2010
Canada:
Residential mortgages	$106,858	$104,546
Personal and credit cards	50,747	49,657
Business and government	36,613	35,520
	194,218	189,723
United States:
Personal	2,254	3,864
Business and government	18,911	17,149
	21,165	21,013
Mexico:
Residential mortgages	3,412	3,686
Personal and credit cards	1,744	1,987
Business and government	5,602	4,725
	10,758	10,398
Other International:
Residential mortgages	12,812	12,250
Personal and credit cards	8,019	7,040
Business and government	54,547	46,587
	75,378	65,877
	301,519	287,011
Less: allowance for credit losses	2,817	2,787
Total(2)(3)(4)	$298,702	$284,224

(1)	Geographic segmentation of assets is based upon the location of the ultimate risk of the underlying assets.
(2)	Loans denominated in U.S. dollars amount to $63,471 (2010 – $57,508), loans denominated in Mexican pesos amount to $8,299 (2010 – $8,554) and loans denominated in other foreign currencies amount to $38,666 (2010 – $33,822).
(3)	In addition to loans designated as trading (see Note 27), the fair value of the Bank’s loans transacted after October 31, 2009 and classified as trading was $2,407. These trading loans were included in Business and Government.
(4)	As at October 31, 2011, loans include securities, not traded in an active market, of $4,114 (2010 – $6,483), of which $2,934 was included in Personal (2010 – $5,189). These debt instruments included consumer auto-based securities, other auto-based securities, cash-based collateralized loan and debt obligations, and a specific portfolio of government and corporate bonds held by one of the Bank’s international units.

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CONSOLIDATED FINANCIAL STATEMENTS

(b)	Loans and acceptances by type of borrower

	2011		2010
As at October 31 ($ millions)	Balance	% of total	Balance	% of total
Personal
Residential mortgages	$122,814	39.9%	$120,260	41.0%
Credit cards	10,847	3.5	10,781	3.7
Personal loans	51,234	16.6	51,101	17.4
	$184,895	60.0%	$182,142	62.1%
Businesses and government
Financial services	22,136	7.2	19,269	6.6
Wholesale and retail	11,478	3.7	10,360	3.5
Real estate	10,926	3.5	10,679	3.6
Oil and gas	10,167	3.3	9,334	3.2
Transportation	7,918	2.6	7,008	2.4
Automotive	5,744	1.8	5,163	1.8
Agriculture	5,493	1.8	4,519	1.5
Government	4,461	1.4	4,170	1.4
Hotels and leisure	3,910	1.3	4,085	1.4
Mining and primary metals	6,682	2.2	5,252	1.8
Utilities	5,317	1.7	5,041	1.7
Health care	4,421	1.4	3,970	1.3
Telecommunications and cable	4,380	1.4	3,728	1.3
Media	1,785	0.6	1,899	0.7
Chemical	1,731	0.6	1,239	0.4
Food and beverage	2,977	1.0	2,834	1.0
Forest products	1,131	0.4	1,109	0.4
Other	12,674	4.1	11,449	3.9
	$123,331	40.0%	$111,108	37.9%
	308,226	100.0%	293,250	100.0%
General allowance	(1,352)		(1,410)
Total loans and acceptances	$306,874		$291,840

(c)	Sales of loans through securitizations

The Bank securitizes residential mortgages through the creation of mortgage-backed securities. The gain on sale of the mortgages resulting from these securitizations, before issuance costs, is recognized in other income in the Consolidated Statement of Income. The key weighted-average assumptions used to measure fair value at the dates of securitization were a prepayment rate of 23.9% (2010 – 22.9%; 2009 – 22.5%), an excess spread of 1.2% (2010 – 1.2%; 2009 – 1.8%), and a discount rate of 1.9% (2010 – 1.7%; 2009 – 2.4%). No credit losses are expected as the mortgages are insured. The following table summarizes the Bank’s sales.

For the year ended October 31 ($ millions)	2011	2010	2009
Net cash proceeds(1)	$8,253	$3,762	$11,879
Retained interest	216	103	480
Retained servicing liability	(45)	(22)	(69)
	8,424	3,843	12,290
Residential mortgages securitized(2)	8,256	3,770	11,953
Net gain on sale(3)	$168	$73	$337

(1)	Excludes insured mortgages which were securitized and retained by the Bank during the year of $11,951 (2010 – $4,309; 2009 – $20,923). These assets are classified as available-for-sale securities and have an outstanding balance of $21,446 (2010 – $17,809; 2009 – $20,864) [refer to Note 3a].
(2)	Includes sales of mortgage-backed securities in the current period that related to residential mortgages securitized by the Bank in prior periods but retained by the Bank at that time of $1,834 (2010 – $960; 2009 – $2,126).
(3)	Net of issuance costs.

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CONSOLIDATED FINANCIAL STATEMENTS

The key assumptions used in measuring the fair value of the retained interests for mortgages securitized and the sensitivity of the current fair value of retained interests to a 10% and 20% adverse change to these assumptions are as follows:

As at October 31 ($ millions)	2011	2010
Fair value of the retained interest ($)	428	404
Weighted average life (in years)	3	3
Prepayment rate (%)	23.2	22.3
Impact on fair value of a 10% adverse change ($)	(12)	(11)
Impact on fair value of a 20% adverse change ($)	(23)	(22)
Residual cash flow annual discount rate (%)	1.05-1.82	1.19-2.42
Impact on fair value of a 10% adverse change ($)	(1)	(1)
Impact on fair value of a 20% adverse change ($)	(1)	(2)
Excess spread (%)	1.4	1.8
Impact on fair value of a 10% adverse change ($)	(42)	(41)
Impact on fair value of a 20% adverse change ($)	(84)	(82)

The sensitivity measures above are hypothetical and should be used with caution. Other sensitivity estimates should not be extrapolated from those presented above since the relationship between the change in the assumption to the change in fair value is not linear. In addition, changes in a particular assumption and the effect on the fair value of the retained interest is calculated without changing any other assumption; however, the factors are not independent and the actual effects could be magnified or counteracted from the sensitivities presented. Information on total securitized loan assets(1) is summarized as follows:

	2011			2010				2009
	Outstanding securitized loans as at October 31	Impaired and other past due loans as at October 31	Net credit losses for the year ended October 31	Outstanding securitized loans as at October 31	Impaired and other past due loans as at October 31	Net credit losses for the year ended October 31	Outstanding securitized loans as at October 31	Impaired and other past due loans as at October 31	Net credit losses for the year ended October 31
Residential mortgages(1)(2)	$19,143	$27	$–	$16,033	$19	$–	$17,494	$35	$–
Personal loans(3)	2	–	1	10	1	4	199	3	3
Total	$19,145	$27	$1	$16,043	$20	$4	$17,693	$38	$3

(1)	Excludes insured mortgages which were securitized and retained by the Bank (refer to Note 3a).
(2)	Excludes past due payments relating to residential mortgages insured by Canada Mortgage and Housing Corporation of $17 (2010 – $15; 2009 – $19).
(3)	2009 included a revolving securitization facility that matured in 2010.

(d)	Loans past due but not impaired(1)

A loan is considered past due when a counterparty has not made a payment by the contractual due date. The following table presents the carrying value of loans that are past due but not classified as impaired because they are either less than 90 days past due, or fully secured and collection efforts are reasonably expected to result in repayment, or restoring it to a current status in accordance with the Bank’s policy.

	2011				2010
As at October 31 ($ millions)	31 - 60 days	61 - 90 days	91 days and greater	Total	31 - 60 days	61 - 90 days	91 days and greater	Total
Residential mortgages	$1,363	$488	$ 191	$2,042	$1,403	$466	$ 202	$2,071
Personal and credit cards	377	187	55	619	398	207	58	663
Business and government	226	242	162	630	513	208	189	910
Total	$1,966	$917	$ 408	$3,291	$2,314	$881	$ 449	$3,644

(1)	Loans past due 30 days or less are not presented in this analysis as they are not administratively considered past due.

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CONSOLIDATED FINANCIAL STATEMENTS

5	Impaired loans and allowance for credit losses

(a)	Impaired loans

				2011	2010
As at October 31 ($ millions)	Gross(1)		Specific allowance(2)	Net	Net
By loan type:
Residential mortgages	$1,568		$(268)	$1,300	$1,472
Personal and credit cards	853		(683)	170	90
Business and government	1,667		(514)	1,153	1,482
Total	$4,088	(3)(4)	$(1,465)	2,623	$3,044
By geography:
Canada				512	642
United States				115	154
Other International				1,996	2,248
Total				$2,623	$3,044

(1)	Gross impaired loans denominated in U.S. dollars amounted to $964 (2010 – $1,122) and those denominated in other foreign currencies amounted to $395 (2010 – $458).
(2)	The specific allowance for impaired loans evaluated on an individual basis totalled $506 (2010 – $485).
(3)	Individual impaired loans without an allowance for credit losses totalled $447 (2010 – $1,039).
(4)	Average balance of gross impaired loans totalled $4,261 (2010 – $4,642).

Loans purchased as part of the acquisition of R-G Premier Bank of Puerto Rico are subject to loss share agreements with the Federal Deposit Insurance Corporation (FDIC). The provision for credit losses related to these loans are reflected net of the amount expected to be reimbursed by the FDIC in the Consolidated Statement of Income. Allowance for credit losses are reflected on a gross basis on the Consolidated Balance Sheet. As at October 31, 2011, the fair value of loans guaranteed by FDIC were $3.3 billion (October 31, 2010 – $3.6 billion) with a net receivable of $775 million (October 31, 2010 – $852 million) from FDIC.

Included in impaired loans are $308 million (October 31, 2010 – $553 million) of purchased impaired loans from the 2010 R-G Premier Bank acquisition. The loans purchased are recorded at fair value on acquisition date and no allowance is recorded on acquisition date as credit losses are included in the determination of the fair value. Under IFRS, these purchased impaired loans will not be included in impaired loans as long as expected cash flows continue to equal or exceed the amounts expected at acquisition.

(b)	Allowance for credit losses

	2011							2010		2009
As at October 31 ($ millions)	Balance at beginning of year	Write-offs (1)	Recoveries	Provision for credit losses	Other, including foreign currency adjustment (2)	Balance at end of year		Balance at end of year		Balance at end of year
Specific
Residential mortgages	$222	$(130)	$55	$176	$ (55)	$268		$222		$241
Personal and credit cards	666	(1,002)	223	763	33	683		666		688
Business and government	498	(192)	71	167	(22)	522		498		452
	1,386	(1,324)	349	1,106	(44)	1,473	(3)	1,386	(3)	1,381	(3)
Sectoral(4)	–	–	–	–	–	–		–		44
General(5)(6)	1,410	–	–	(60)	2	1,352		1,410		1,450
	$2,796	$(1,324)	$349	$1,046	$ (42)	$2,825		$2,796		$2,875

(1)	Loans restructured during the year amounted to $28 (2010 – $216). Write-offs of loans restructured during the year were $39 (2010 – $33; 2009 – nil).
(2)

Includes $nil in specific allowances and $2 in general allowance related to acquisitions in 2011, $14 in specific allowances from acquisitions in 2010, and $9 in specific allowances from acquisitions in 2009.

(3)	As at October 31, 2011 $8 (2010 – $9; 2009 – $5) has been recorded in other liabilities.
(4)	The sectoral allowance was established to reflect the deterioration in the automotive industry sector, within the business and government category.
(5)	The general allowance amount is primarily attributable to business and government loans ($1,109), with the remainder allocated to personal and credit cards ($187) and residential mortgages ($56). The specific allowance for credit losses for personal loans, credit cards and mortgages is formula-based and also reflects incurred but not yet identified losses. The $60 reduction of the general allowance in 2011 was attributable to an improvement in the credit quality of the portfolio, and to a lesser extent, a stronger Canadian dollar.
(6)	The changes to the General Allowance are on an overall portfolio basis and would be reflected as either a net reversal or provisions no longer required or net new provisions. There are no write-offs against the General Allowance, as write-offs would only be applied to individual loans against established specific allowances.

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CONSOLIDATED FINANCIAL STATEMENTS

6	Variable interest entities

(a)	Consolidated VIEs:

The following table provides information about variable interest entities (VIEs) that the Bank consolidated.

	2011	2010
As at October 31 ($ millions)	Total assets	Total assets
Funding vehicles	$11,578	$8,874
Other	509	306

The Bank uses funding vehicles to facilitate cost-efficient financing of its own operations. Activities of these special purpose entities are generally limited to holding a pool of assets or receivables generated by the Bank and used to finance distributions to their investors.

During the year, the Bank issued covered bonds for Australian $1.0 billion and U.S. $2.0 billion. Scotia Covered Bond Trust (SCB Trust) guarantees payments under the Bank’s covered bond program. Canada Mortgage and Housing Corporation insured residential mortgages are the primary assets held by SCB Trust which is a VIE. The Bank consolidates SCB Trust as it is exposed to a majority of variability of its assets. Total assets in SCB Trust were $11.3 billion as at October 31, 2011 (October 31, 2010 – $7.7 billion) (refer to Note 24(d)).

The assets supporting the obligations of the consolidated VIEs as at October 31, 2011 are as follows: cash and non-interest bearing deposits with banks of nil (2010 – $304 million); Canadian residential mortgage loans of $11,521 million (2010 – $8,446 million); trading securities of $404 million (2010 – $241 million); and other assets of $162 million (2010 – $189 million). In general, the investors in the obligations of consolidated VIEs have recourse only to the assets of those VIEs and do not have recourse to the Bank except where the Bank has provided a guarantee to the investors or is the counterparty to a derivative transaction involving the VIE.

(b)	Other VIEs

The following table provides information about other VIEs in which the Bank has a significant variable interest but is not the primary beneficiary. A significant variable interest is generally considered to exist where the Bank absorbs or receives between 10% and 50% of the VIE’s expected losses, expected residual returns, or both.

	2011		2010
As at October 31 ($ millions)	Total assets	Maximum exposure to loss	Total assets	Maximum exposure to loss
Multi-seller conduits that the Bank administers	$5,328	$5,328	$4,106	$4,106
Structured finance entities	2,459	1,222	3,117	2,048
Collateralized debt obligation entities	598	53	63	23
Other	703	188	669	166

The Bank’s maximum exposure to loss as at October 31 represents the notional amounts of guarantees, liquidity facilities, and other credit support relationships with the VIE, the credit risk amount for certain derivative contracts with the entities, and the amount invested where the Bank holds an ownership interest in the VIE. Of the aggregate amount of maximum exposure to loss, the Bank has recorded $1.4 billion (2010 – $2.2 billion), primarily its interest in the VIEs, on its Consolidated Balance Sheet as at October 31, 2011.

Multi-seller conduits that the Bank administers

The Bank currently sponsors three multi-seller conduits, two of which are Canadian-based and one in the United States. The conduits purchase assets from outside parties (the sellers) funded by the issuance of asset-backed commercial paper. The sellers continue to service the assets and provide credit enhancements for their portion of the programs through overcollateralization protection and cash reserves. The Bank has no rights to these assets as they are available to support the obligations of the respective programs, but manages for a fee the commercial paper selling programs.

To ensure timely repayment of the commercial paper, each asset pool financed by the multi-seller conduits has a deal-specific liquidity asset purchase agreement (LAPA) with the Bank that generally equals 102% of the assets purchased or committed to be purchased. The administrative agent can require the liquidity provider to perform under its asset purchase agreement in the event the conduit is unable to access the commercial paper market. The Bank is not obligated to purchase assets from the conduits in the event the conduit meets the requirements of an insolvency event. Pursuant to the terms of the

LAPA, the Bank as the liquidity provider is obligated to purchase assets, including defaulted assets, where applicable, transferred by the conduit at the conduit’s original cost as reflected in the table above. As well, in some instances the Bank is counterparty to derivative contracts with these conduit programs and provides them with a large portion of their backstop liquidity and partial credit enhancement facilities (see Note 24). The Bank provides additional liquidity facilities to these multi-seller conduits to a maximum amount of $4.2 billion (2010 – $3.9 billion) based on future asset purchases by these conduits.

During fiscal 2011 and 2010, there were no changes to the obligations of the subordinated note holder and no reconsideration events have occurred.

Structured finance entities

This includes special purpose entities used to assist corporate clients in accessing cost-efficient financing through their securitization structures. The decrease from the prior year is a result of regular amortizations and paydowns on or before maturity.

Collateralized debt obligation entities

The Bank holds an interest in VIEs structured to match specific investor requirements. Loans or credit derivatives are held by the VIEs to create security offerings for investors that match their investment needs and preferences. The Bank’s maximum exposure to loss includes the credit risk amounts relating to derivative contracts with these VIEs.

Other

Other includes investments in privately managed funds and other VIEs. The Bank’s maximum exposure to loss includes its net investment in these funds.

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CONSOLIDATED FINANCIAL STATEMENTS

7	Land, buildings and equipment

			2011	2010
As at October 31 ($ millions)	Cost	Accumulated depreciation & amortization	Net book value	Net book value
Land	$349	$–	$349	$328
Buildings	1,977	762	1,215	1,199
Equipment	3,234	2,650	584	525
Leasehold improvements	1,120	716	404	398
Total	$6,680	$4,128	$2,552	$2,450

Depreciation and amortization in respect of the above buildings, equipment, and leasehold improvements for the year amounted to $274 million (2010 – $236 million; 2009 – $234 million).

8	Goodwill and other intangible assets

Goodwill

The changes in the carrying amount of goodwill by main operating segment are as follows:

As at October 31 ($ millions)	Canadian Banking	International Banking	Scotia Capital	Global Wealth Management	2011	2010	2009
Balance at beginning of year	$829	$2,101	$120	$–	$3,050	$2,908	$2,273
Reclassification due to re-organization of operating segments	(496)	(273)	–	769	–	–	–
Acquisitions	–	87	–	1,233	1,320	281	603
Effects of foreign exchange and other	6	(16)	5	12	7	(139)	32
Balance at end of year	$339	$1,899	$125	$2,014	$4,377	$3,050	$2,908

Goodwill was assessed for impairment as at October 31, 2011, based on the seven reporting units, and no impairment charge was recorded.

Intangible assets

As at October 31 ($ millions)	Finite useful life			Indefinite useful life	2011	2010	2009
	Cost	Accumulated Amortization	Net	Cost
Computer software	$653	$(154)	$499	$–	$499	$357	$301
Fund management contracts	–	–	–	2,325	2,325	–	–
Other intangible	881	(483)	398	65	463	232	260
Total	$1,534	$(637)	$897	$2,390	$3,287	$589	$561

Other intangible assets are comprised primarily of core deposit intangibles. The aggregate amortization expense of total intangible assets for the year ended October 31, 2011, was $137 million (2010 – $98 million; 2009 – $96 million).

The intangible assets acquired during the year include $600 million (2010 – $133 million) of intangible assets with finite useful lives and $2,390 million (2010 – nil) of intangible assets with indefinite useful lives.

9	Other assets

As at October 31 ($ millions)	2011	2010
Accrued interest	$1,485	$1,447
Accounts receivable	2,036	1,565
Future income tax assets (Note 19)	1,496	2,219
Receivable from brokers, dealers and clients	763	292
Pension assets(1) (Note 20)	1,645	1,612
Receivable from the Federal Deposit Insurance Corporation(2)	775	852
Other	3,832	3,379
Total	$12,032	$11,366

(1)	Includes only principal plans.
(2)	This is related to the Bank’s subsidiary, R-G Premier Bank of Puerto Rico.

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CONSOLIDATED FINANCIAL STATEMENTS

10	Deposits

	Payable on demand		Payable after notice	Payable on a fixed date	2011	2010
As at October 31 ($ millions)	Interest-bearing	Non-interest-bearing
Personal	$5,014	$3,536	$53,445	$71,030	$133,025	$128,850
Business and government(1)	36,494	14,121	13,545	177,846	242,006	210,687
Banks	342	817	448	19,738	21,345	22,113
Total	$41,850	$18,474	$67,438	$268,614	$396,376	$361,650
Recorded in:
Canada					253,677	242,483
United States					74,324	49,238
Mexico					8,513	9,206
Other International					59,862	60,723
Total(2)					$396,376	$361,650

(1)	Includes deposit notes issued by the Bank to Scotiabank Capital Trust of $2,250 (2010 – $2,250), Scotiabank Subordinated Notes Trust of $1,000 (2010 – $1,000) and Scotiabank Tier 1 Trust of $650 (2010 – $650) [refer to Note 13].
(2)	Deposits denominated in U.S. dollars amount to $151,290 (2010 – $122,752), deposits denominated in Mexican pesos amount to $7,818 (2010 – $8,389) and deposits denominated in other foreign currencies amount to $30,767 (2010 – $31,386).

11	Other liabilities

As at October 31 ($ millions)	2011	2010
Accrued interest	$1,881	$2,031
Accounts payable and accrued expenses	5,792	5,274
Deferred income	717	680
Future income tax liabilities (Note 19)	504	444
Gold and silver certificates and bullion	3,931	5,153
Margin and collateral accounts	4,149	3,360
Payable to brokers, dealers and clients	245	58
Other liabilities of subsidiaries and VIEs(1)(2)	8,046	8,535
Pension liabilities(3) (Note 20)	246	235
Other	3,473	3,177
Total	$28,984	$28,947

(1)	Excludes deposits and capital instrument liabilities.
(2)	Includes a note liability of $2,118 (2010 – $2,850) to the Federal Deposit Insurance Corporation related to the Bank’s subsidiary, R-G Premier Bank of Puerto Rico. The Bank has an obligation to use the reimbursements from the FDIC under the loss-sharing agreement to pay down the outstanding principal balance of the Note. The Note may be repaid without penalty (prepayments can be made after giving 60 days prior notice of the Bank’s intention to prepay). The original terms required the entire outstanding principal balance of the Note to be repaid in one year from issuance or at an earlier date if an event of default occurred and is continuing but with an option to renew (with a 60 day notice period) by terms of a year up to 2015. The Note has since been renewed in April 2011. The interest rate for the first year is 0.881% and adjusts for each subsequent renewal period based on the current one-year U.S. Treasury Bill rate plus 50 basis points.
(3)	Includes only principal plans.

12	Subordinated debentures

These debentures are direct, unsecured obligations of the Bank and are subordinate to the claims of the Bank’s depositors and other creditors. The Bank, where appropriate, enters into interest rate and cross-currency swaps to hedge the related risks.

As at October 31 ($ millions)			2011		2010
Maturity date	Interest rate (%)	Terms(1)	Par value	Carrying value(2)	Carrying value(2)
September 2013	8.30	Redeemable at any time	$250	$251	$251
January 2018	5.30	Redeemable at any time. After January 31, 2013, interest will be payable at an annual rate equal to the 90-day bankers’ acceptance rate plus 1.90%	300	300	300
March 2018	4.99	Redeemable at any time. After March 27, 2013, interest will be payable at an annual rate equal to the 90-day bankers’ acceptance rate plus 2%	1,700	1,713	1,722
October 2018	6.00	Redeemable at any time. After October 3, 2013, interest will be payable at an annual rate equal to the 90-day bankers’ acceptance rate plus 3.25%	950	950	950
April 2019	4.94	Redeemable at any time. After April 15, 2014, interest is payable at an annual rate equal to the 90-day bankers’ acceptance rate plus 4.24%	1,000	1,000	1,000
January 2021	6.65	Redeemable at any time. After January 22, 2016, interest is payable at an annual rate equal to the 90-day bankers’ acceptance rate plus 5.85%	1,000	1,000	1,000
June 2025	8.90	Redeemable at any time	250	268	270
November 2037	3.015	JPY ¥10 billion. Redeemable on November 20, 2017	128	134	134
April 2038	3.37	JPY ¥10 billion. Redeemable on April 9, 2018	128	136	137
August 2085	Floating	US $172 million bearing interest at a floating rate of the offered rate for six-month Eurodollar deposits plus 0.125%. Redeemable on any interest payment date. Total repurchases in fiscal 2011 were approximately nil (2010 – US $10 million)	171	171	175	(3)
			$5,877	$5,923	$5,939

The contractual maturities of the debentures are summarized in Note 25(b).

(1)	In accordance with the provisions of the Capital Adequacy Guideline of the Superintendent, all redemptions are subject to regulatory approval.
(2)	The carrying value of subordinated debentures may differ from par value due to adjustments related to hedge accounting.
(3)	For the year ended October 31, 2010, the Bank recorded a net realized gain of $4 related to repurchases of subordinated debentures.

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CONSOLIDATED FINANCIAL STATEMENTS

13	Capital instrument liabilities, trust securities and trust subordinated notes

Capital instrument liabilities are financial instruments, which can be settled at the Bank’s option by issuing a variable number of the Bank’s own equity instruments. These instruments remain eligible as Tier 1 Capital for regulatory purposes.

Scotiabank Capital Trust, Scotiabank Subordinated Notes Trust, and Scotiabank Tier 1 Trust are VIEs and are not consolidated on the Bank’s balance sheet as the Bank is not the primary beneficiary. Therefore, the Scotiabank Trust Securities, Scotiabank Trust Subordinated Notes and the Scotiabank Tier 1 Trust Securities Notes issued by the Trusts are not reported on the Consolidated Balance Sheet. The deposit notes issued by the Bank to Scotiabank Capital Trust, Scotiabank Subordinated Notes Trust and Scotiabank Tier 1 Trust are reported in Deposits [refer to Note 10]. These trust securities and trust subordinated notes remain eligible for inclusion in the Bank’s regulatory capital as Tier 1 and Tier 2 capital, respectively.

As at October 31 ($ millions)	2011	2010
Capital instrument liabilities
Scotiabank Trust Securities – Series 2000-1 issued by BNS Capital Trust(a)	$–	$500

Scotiabank Trust Securities not consolidated by the Bank
Scotiabank Trust Securities – Series 2002-1 issued by Scotiabank Capital Trust(b)(f)(g)	$750	$750
Scotiabank Trust Securities – Series 2003-1 issued by Scotiabank Capital Trust(c)(f)(g)	750	750
Scotiabank Trust Securities – Series 2006-1 issued by Scotiabank Capital Trust(d)(f)(g)	750	750
Scotiabank Tier 1 Securities – Series 2009-1 issued by Scotiabank Tier 1 Trust(e)(f)(g)	650	650

Scotiabank Trust Subordinated Notes not consolidated by the Bank
Scotiabank Trust Subordinated Notes – Series A issued by Scotiabank Subordinated Notes Trust(h)	$1,000	$1,000

(a)	On December 31, 2010, BNS Capital Trust redeemed all of its $500 million issued and outstanding Scotiabank Trust Securities – Series 2000-1.

(b)	On April 30, 2002, Scotiabank Capital Trust, a wholly owned open-end trust, issued 750,000 Scotiabank Trust Securities – Series 2002-1 (“Scotia BaTS”). The Scotia BaTS are entitled to receive non-cumulative fixed cash distributions payable semi-annually in an amount of $33.13 per security. With regulatory approval, these securities may be redeemed in whole or in part by the payment of cash, at the option of Scotiabank Capital Trust. The holder has the right at any time to exchange their security into Non-cumulative Preferred Shares Series W of the Bank. The Series W shares will be entitled to cash dividends payable semi- annually in an amount of $0.53125 per $25.00 share. Under the circumstances outlined in (f) below, the Scotia BaTS would be automatically exchanged without the consent of the holder into Non-cumulative Preferred Shares Series X of the Bank. The Series X shares will be entitled to non-cumulative cash dividends payable semi-annually in an amount of $0.70 per $25.00 share [refer to Notes 14 and 15 – Restrictions on dividend payments]. In certain circumstances, on or after December 31, 2012, the Non-cumulative Preferred Shares Series W and the Non-cumulative Preferred Shares Series X are exchangeable at the option of the holder into a variable number of common shares of the Bank based upon an average of the Bank’s common share price, subject to regulatory approval, and certain prior rights of the Bank. The proceeds of the issue were used to purchase a deposit note issued by the Bank. If there is an automatic exchange of the Scotia BaTS into Preferred Shares Series X of the Bank, then the Bank would become the sole beneficiary of the Trust.

(c)	On February 13, 2003, Scotiabank Capital Trust issued 750,000 Scotiabank Trust Securities – Series 2003-1 (“Scotia BaTS”). The Scotia BaTS are entitled to receive non-cumulative fixed cash distributions payable semi-annually in an amount of $31.41 per security. With regulatory approval, these securities may be redeemed in whole or in part by the payment of cash, at the option of Scotiabank Capital Trust. The holder has the right at any time to exchange their security into Non-cumulative Preferred Shares Series U of the Bank. The Series U shares will be entitled to cash dividends payable semi-annually in an amount of $0.50 per
$25.00 share. Under the circumstances outlined in (f) below, the Scotia BaTS would be automatically exchanged, without the consent of the holder, into Non-cumulative Preferred Shares Series V of the Bank. The Series V shares will be entitled to non-cumulative cash dividends payable semi-annually in an amount of $0.61250 per $25.00 share [refer to Notes 14 and 15 – Restrictions on dividend payments]. In certain circumstances on or after December 31, 2013, the Non-cumulative Preferred Shares Series U and the Non-cumulative Preferred Shares Series V are exchangeable at the option of the holder into a variable number of common shares of the Bank based upon an average of the Bank’s common share price, subject to regulatory approval, and certain prior rights of the Bank. The proceeds of the issue were used to purchase a deposit note issued by the Bank. If there is an automatic exchange of the Scotia BaTS into Preferred Shares Series V of the Bank, then the Bank would become the sole beneficiary of the Trust.

(d)	On September 28, 2006, Scotiabank Capital Trust issued 750,000 Scotiabank Trust Securities – Series 2006-1 (“Scotia BaTS”). The Scotia BaTS are entitled to receive non-cumulative fixed cash distributions payable semi-annually in an amount of $28.25 per security. With regulatory approval, these securities may be redeemed in whole or in part by the payment of cash prior to December 30, 2011, upon the occurrence of certain tax or regulatory capital changes, or on or after December 30, 2011, at the option of Scotiabank Capital Trust. The holder has the right at any time to exchange their security into Non-cumulative Preferred Shares Series S of the Bank. The Series S shares will be entitled to cash dividends payable semi-annually in an amount of $0.4875 per $25.00 share [refer to Notes 14 and 15 – Restrictions on dividend payments]. Under the circumstances outlined in (f) below, the Scotia BaTS would be automatically exchanged without the consent of the holder, into Non-cumulative Preferred Shares Series T of the Bank. The Series T shares will be entitled to non-cumulative cash dividends payable semi-annually in an amount of $0.625 per $25.00 share. The proceeds of the issue were used to purchase a deposit note issued by the Bank. If there is an automatic exchange of the Scotia BaTS into Preferred Shares Series T of the Bank, then the Bank would become the sole beneficiary of the Trust.

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CONSOLIDATED FINANCIAL STATEMENTS

(e)	On May 7, 2009, Scotiabank Tier 1 Trust issued 650,000 Scotiabank Tier 1 Securities Series 2009-1 (Scotia BaTS III). These securities qualify as Tier 1 capital. Interest is payable semi-annually in the amount of $39.01 per Scotia BaTS III Series 2009-1 on the last day of June and December until June 30, 2019. After June 30, 2019 and on every fifth anniversary thereafter until June 30, 2104, the interest rate on the Scotia BaTS III Series 2009-1 will be reset at an interest rate per annum equal to the then prevailing 5-year Government of Canada Yield plus 7.05%. On or after June 30, 2014, the Trust may, at its option redeem the Scotia BaTS III Series 2009-1, in whole or in part, subject to regulatory approval. Under the circumstances outlined in (f) below, the Scotia BaTS III Series 2009-1, including accrued and unpaid interest thereon, would be exchanged automatically without the consent of the holder, into newly issued non-cumulative Preferred Shares Series R of the Bank. In addition, in certain circumstances, holders of Scotia BaTS III Series 2009-1 may be required to invest interest paid on the Scotia BaTS III Series 2009-1 in a series of newly issued preferred shares of the Bank with non-cumulative dividends (each such series is referred to as Bank Deferral Preferred Shares). The proceeds of the issue were used to acquire the Series 2009-1 Bank Deposit Note. If there is an automatic exchange of the Scotia BaTS Preferred Shares, then the Bank would become the sole beneficiary of the Trust. Scotiabank Tier 1 Trust which is a special purpose entity is not consolidated by the Bank as the Bank is not the primary beneficiary. These securities are reported on the Consolidated Balance Sheet as deposit notes issued by the Bank to Scotiabank Tier 1 Trust.

(f)	The Scotia BaTS and Scotia BaTS III may be automatically exchanged, without the consent of the holder, into Non-cumulative Preferred Shares of the Bank in the following circumstances: (i) proceedings are commenced for the winding-up of the Bank; (ii) the Superintendent takes control of the Bank or its assets; (iii) the Bank has a Tier 1 Capital ratio of less than 5% or a Total Capital ratio of less than 8%; or (iv) the Superintendent has directed the Bank to increase its capital or provide additional liquidity and the Bank elects such automatic exchange or the Bank fails to comply with such direction.

(g)	No cash distributions will be payable on the Scotia BaTS and Scotia BaTS III in the event that the regular dividend is not declared on the Bank’s preferred shares and, if no preferred shares are outstanding, the Bank’s common shares. In such a circumstance, the net distributable funds of the Trust will be payable to the Bank as the holder of the residual interest in the Trust. Should the Trust fail to pay the semi-annual distributions on the Scotia BaTS in full, the Bank will not declare dividends of any kind on any of its preferred or common shares for a specified period of time [refer to Notes 14 and 15 – Restrictions on dividend payments].

(h)	On October 31, 2007, the Bank issued 1,000,000 Scotiabank Trust Subordinated Notes (“Scotia TSNs – Series A”), through a special purpose entity, Scotiabank Subordinated Notes Trust, a closed-end trust established under the laws of the Province of Ontario. The proceeds were used to purchase a deposit note from the Bank which is reported as a Business and government deposit in the Consolidated Balance Sheet. Holders of the Scotia TSNs – Series A are entitled to receive interest at the rate of 5.25% per annum payable semi-annually until October 31, 2012. Commencing November 1, 2012 until November 1, 2017, interest will be payable on the Scotia TSNs – Series A at the 90-day Banker’s Acceptance Rate plus 1% per annum payable quarterly with the first such payment on February 1, 2013. These securities may be redeemed in whole by the payment of cash with regulatory approval.

The Bank has guaranteed the payments of principal, interest, redemption price, if any, and any other amounts on the Scotia TSNs – Series A when they become due and payable. This guarantee will be a direct, unsecured obligation, and will be subordinate to the Bank’s deposit liabilities and all other liabilities, except for other guarantees, obligations or liabilities that are either designated as ranking equally with or subordinated to the subordinated indebtedness. In addition, the Scotia TSNs – Series A will be automatically exchanged, without the consent of the holders, into an equal principal amount of 5.25% Bank Subordinated Notes upon occurrence of any one of the following events: (i) proceedings are commenced for the winding-up of the Bank; (ii) the Superintendent takes control of the Bank or its assets; (iii) the Bank has a Tier 1 Capital ratio of less than 5% or a Total Capital ratio of less than 8%; (iv) the Superintendent has directed the Bank to increase its capital or provide additional liquidity and the Bank elects such automatic exchange or the Bank fails to comply with such direction; or (v) the Bank determines that as a result of the enactment or anticipated enactment of federal Canadian income tax legislation, the interest payable on the Scotia TSNs – Series A will not be deductible by Scotiabank Subordinated Notes Trust for tax purposes.

134      2011  Scotiabank Annual Report

CONSOLIDATED FINANCIAL STATEMENTS

14	Preferred shares

Authorized:

An unlimited number of preferred shares without nominal or par value.

Issued and fully paid:

	2011		2010		2009
As at October 31 ($ millions)	Number of shares	Amount	Number of shares	Amount	Number of shares	Amount
Preferred shares(a):
Series 12(b)	12,000,000	$300	12,000,000	$300	12,000,000	$300
Series 13(c)	12,000,000	300	12,000,000	300	12,000,000	300
Series 14(d)	13,800,000	345	13,800,000	345	13,800,000	345
Series 15(e)	13,800,000	345	13,800,000	345	13,800,000	345
Series 16(f)	13,800,000	345	13,800,000	345	13,800,000	345
Series 17(g)	9,200,000	230	9,200,000	230	9,200,000	230
Series 18(h)	13,800,000	345	13,800,000	345	13,800,000	345
Series 20(i)	14,000,000	350	14,000,000	350	14,000,000	350
Series 22(j)	12,000,000	300	12,000,000	300	12,000,000	300
Series 24(k)	10,000,000	250	10,000,000	250	10,000,000	250
Series 26(l)	13,000,000	325	13,000,000	325	13,000,000	325
Series 28(m)	11,000,000	275	11,000,000	275	11,000,000	275
Series 30(n)	10,600,000	265	10,600,000	265	–	–
Series 32(o)	16,345,767	409	–	–	–	–
Total preferred shares	175,345,767	$4,384	159,000,000	$3,975	148,400,000	$3,710

Terms of preferred shares

	Dividends per share(a)	Issue date	Issue price	Initial dividend	Initial dividend payment date	Dividend reset rate(a)	Redemption date	Redemption price
Preferred shares
Series 12(b)	0.328125	July 14, 1998	$25.00	$0.381164	October 28, 1998	–	October 29, 2013	$ 25.00
Series 13(c)	0.300000	March 15, 2005	25.00	0.440500	July 27, 2005	–	April 27, 2011 to April 25, 2012	25.75
Series 14(d)	0.281250	January 24, 2007	25.00	0.283560	April 26, 2007	–	April 26, 2012	26.00
Series 15(e)	0.281250	April 5, 2007	25.00	0.348290	July 27, 2007	–	July 27, 2012	26.00
		April 17, 2007
Series 16(f)	0.328125	October 12, 2007	25.00	0.391950	January 29, 2008	–	January 29, 2013	26.00
Series 17(g)	0.350000	January 31, 2008	25.00	0.337530	April 28, 2008	–	April 26, 2013	26.00
Series 18(h)	0.312500	March 25, 2008	25.00	0.431500	July 29, 2008	2.05%	April 26, 2013	25.00
		March 27, 2008
Series 20(i)	0.312500	June 10, 2008	25.00	0.167800	July 29, 2008	1.70%	October 26, 2013	25.00
Series 22(j)	0.312500	September 9, 2008	25.00	0.482900	January 28, 2009	1.88%	January 26, 2014	25.00
Series 24(k)	0.390600	December 12, 2008	25.00	0.586500	April 28, 2009	3.84%	January 26, 2014	25.00
Series 26(l)	0.390625	January 21, 2009	25.00	0.415240	April 28, 2009	4.14%	April 26, 2014	25.00
Series 28(m)	0.390625	January 30, 2009	25.00	0.376710	April 28, 2009	4.46%	April 26, 2014	25.00
Series 30(n)	0.240625	April 12, 2010	25.00	0.282200	July 28, 2010	1.00%	April 26, 2015	25.00
Series 32(o)	0.231250	February 1, 2011	25.00	0.215410	April 27, 2011	1.34%	February 2, 2016	25.00
		February 28, 2011

(a)	Non-cumulative preferential cash dividends on Series 12, 13, 14, 15, 16, 17, 18, 20, 22, 24, 26, 28, 30 and 32 are payable quarterly, as and when declared by the Board. Dividends on the Non-cumulative 5-Year Rate Reset Preferred Shares (Series 18, 20, 22, 24, 26, 28, 30 and 32) are payable at the applicable rate for the initial five-year fixed rate period ending one day prior to the redemption date. Subsequent to the initial five-year fixed rate period, and resetting every five years thereafter, the dividend on all Rate Reset Preferred Shares will be determined by the sum of the 5-year Government of Canada Yield plus the indicated dividend reset rate, multiplied by $25.00. If outstanding, non-cumulative preferential cash dividends on the Series 19, 21, 23, 25, 27, 29, 31 and 33 are payable quarterly, as and when declared by the Board. Dividends on the Non-cumulative 5-year Rate Reset Preferred Shares (Series 19, 21, 23, 25, 27, 29, 31 and 33) are payable, in an amount per share equal to the sum of the T-Bill Rate plus the dividend reset rate of the converted preferred shares, multiplied by $25.00. Holders of Fixed Rate Reset Preferred Shares will have the option to convert shares into an equal number of the relevant series of Floating Rate Preferred Shares on the applicable Rate Reset Series conversion date and every five years thereafter. If the Bank determines that, after giving effect to any Election Notices received, there would be less than 1,000,000 Series 18, 20, 22, 24, 26, 28, 30 or 32 preferred shares issued and outstanding on the applicable conversion date, all of the issued and outstanding Series 18, 20, 22, 24, 26, 28, 30 or 32 preferred shares will be automatically converted on the applicable conversion date into an equal number of Series 19, 21, 23, 25, 27, 29, 31 or 33 preferred shares.
(b)	With regulatory approval, the Series 12 Non-cumulative Preferred Shares may be redeemed by the Bank at par on or after October 29, 2013, in whole or in part, by the payment in cash of

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CONSOLIDATED FINANCIAL STATEMENTS

$25.00 per share, together with declared and unpaid dividends to the date then fixed for redemption.
(c)	With regulatory approval, the Series 13 Non-cumulative Preferred Shares may be redeemed by the Bank during the period commencing April 27, 2011 and ending April 25, 2012 at $25.75 per share, together with declared and unpaid dividends to the date then fixed for redemption, and thereafter at annually declining premiums until April 27, 2014, following which no redemption premium is payable.
(d)	With regulatory approval, the Series 14 Non-cumulative Preferred Shares may be redeemed by the Bank during the period commencing April 26, 2012 and ending April 25, 2013 at $26.00 per share, together with declared and unpaid dividends to the date then fixed for redemption, and thereafter at annually declining premiums until April 26, 2016, following which no redemption premium is payable.
(e)	With regulatory approval, the Series 15 Non-cumulative Preferred Shares may be redeemed by the Bank during the period commencing July 27, 2012 and ending July 28, 2013 at $26.00 per share, together with declared and unpaid dividends to the date then fixed for redemption, and thereafter at annually declining premiums until July 26, 2016, following which no redemption premium is payable.
(f)	With regulatory approval, the Series 16 Non-cumulative Preferred Shares may be redeemed by the Bank on or after January 29, 2013, at $26.00 per share, together with declared and unpaid dividends to the date then fixed for redemption, and thereafter at annually declining premiums until January 26, 2017, following which no redemption premium is payable.
(g)	With regulatory approval, the Series 17 Non-cumulative Preferred Shares may be redeemed by the Bank on or after April 26, 2013, at $26.00 per share, together with declared and unpaid dividends to the date then fixed for redemption, and thereafter at annually declining premiums until April 25, 2017, following which no redemption premium is payable.
(h)	Holders of Series 18 Non-cumulative 5-Year Rate Reset Preferred Shares will have the option to convert shares into an equal number of Series 19 non-cumulative floating rate preferred shares on April 26, 2013, and on April 26 every five years thereafter. With regulatory approval, Series 18 preferred shares may be redeemed by the Bank on April 26, 2013, and for Series 19 preferred shares, if applicable, on April 26, 2018 and every five years thereafter, respectively, at $25.00 per share, together with declared and unpaid dividends.
(i)	Holders of Series 20 Non-cumulative 5-Year Rate Reset Preferred Shares will have the option to convert shares into an equal number of Series 21 non-cumulative floating rate preferred shares on October 26, 2013, and on October 26 every five years thereafter. With regulatory approval, Series 20 preferred shares may be redeemed by the Bank on October 26, 2013, and for Series 21 preferred shares, if applicable, on October 26, 2018 and every five years thereafter, respectively, at $25.00 per share, together with declared and unpaid dividends.
(j)	Holders of Series 22 Non-cumulative 5-Year Rate Reset Preferred Shares will have the option to convert shares into an equal number of Series 23 non-cumulative floating rate preferred shares on January 26, 2014, and on January 26 every five years thereafter. With regulatory approval, Series 22 preferred shares may be redeemed by the Bank on January 26, 2014, and for Series 23 preferred shares, if applicable, on January 26, 2019 and every five years thereafter, respectively, at $25.00 per share, together with declared and unpaid dividends.
(k)	Holders of Series 24 Non-cumulative 5-Year Rate Reset Preferred Shares will have the option to convert shares into an equal number of Series 25 non-cumulative floating rate preferred shares on January 26, 2014, and on January 26 every five years thereafter. With regulatory approval, Series 24 preferred shares may be redeemed by the Bank on January 26, 2014, and, if applicable, Series 25 preferred shares on January 26, 2019 and every five years thereafter, respectively, for $25.00 per share, together with declared and unpaid dividends.
(l)	Holders of Series 26 Non-cumulative 5-Year Rate Reset Preferred Shares will have the option to convert shares into an equal number of Series 27 non-cumulative floating rate preferred shares on April 26, 2014, and on April 26 every five years thereafter. With regulatory approval, Series 26 preferred shares may be redeemed by the Bank on April 26, 2014, and for Series 27 preferred shares, if applicable, on April 26, 2019, and every five years thereafter, respectively, at $25.00 per share, together with declared but unpaid dividends.
(m)	Holders of Series 28 Non-cumulative 5-Year Rate Reset Preferred Shares will have the option to convert shares into an equal number of Series 29 non-cumulative floating rate preferred shares on April 26, 2014, and on April 26 every five years thereafter. With regulatory approval, Series 28 preferred shares may be redeemed by the Bank on April 26, 2014 and for Series 29 preferred shares, if applicable, on April 26, 2019 and every five years thereafter, respectively, at $25.00 per share, together with declared and unpaid dividends.
(n)	Holders of Series 30 Non-cumulative 5-Year Rate Reset Preferred Shares will have the option to convert shares into an equal number of Series 31 non-cumulative floating rate preferred shares on April 26, 2015, and on April 26 every five years thereafter. With regulatory approval, Series 30 preferred shares may be redeemed by the Bank on April 26, 2015, and for Series 31 preferred shares, if applicable, on April 26, 2020 and every five years thereafter, respectively, at $25.00 per share, together with declared and unpaid dividends.
(o)	Holders of Series 32 Non-cumulative 5-Year Rate Reset Preferred Shares will have the option to convert shares into an equal number of Series 33 non-cumulative floating rate preferred shares on February 2, 2016, and on February 2 every five years thereafter. With regulatory approval, Series 32 preferred shares may be redeemed by the Bank on February 2, 2016, and for Series 33 preferred shares, if applicable, on February 2, 2021 and every five years thereafter, respectively, at $25.00 per share, together with declared and unpaid dividends.

Restrictions on dividend payments

Under the Bank Act, the Bank is prohibited from declaring any dividends on its common or preferred shares when the Bank is, or would be placed by such a declaration, in contravention of the capital adequacy, liquidity or any other regulatory directives issued under the Bank Act. In addition, common share dividends cannot be paid unless all dividends to which preferred shareholders are then entitled have been paid or sufficient funds have been set aside to do so.

In the event that applicable cash distributions on any of the Scotiabank Trust Securities [refer to Note 13 Capital instrument liabilities] are not paid on a regular distribution date, the Bank has undertaken not to declare dividends of any kind on its preferred or common shares. Similarly, should the Bank fail to declare regular dividends on any of its directly issued outstanding preferred or common shares, cash distributions will also not be made on any of the Scotiabank Trust Securities. Currently, these limitations do not restrict the payment of dividends on preferred or common shares.

For each of the years presented, the Bank paid all of the non-cumulative preferred share dividends.

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CONSOLIDATED FINANCIAL STATEMENTS

15	Common shares

Authorized:

An unlimited number of common shares without nominal or par value.

Issued and fully paid:

	2011				2010			2009
As at October 31 ($ millions)	Number of shares		Amount		Number of shares		Amount	Number of shares		Amount
Common shares:
Outstanding at beginning of year	1,042,912,914		$5,750		1,024,939,384		$4,946	991,923,631		$3,829
Issued under Shareholder Dividend and Share Purchase Plan(1)	11,651,346		632		12,577,506		623	14,304,029		516
Issued in relation to stock-based compensation, net (Note 18)	3,014,910		151		5,396,024		181	3,650,978		78
Issued in relation to the acquisition of a subsidiary or associated corporation	31,393,003		1,803	(2)	–		–	15,060,746		523
Outstanding at end of year	1,088,972,173	(3)(4)	$8,336		1,042,912,914	(3)	$5,750	1,024,939,384	(3)	$4,946

(1)	As at October 31, 2011, there were 7,767,978 common shares held in reserve under the Shareholder Dividend and Share Purchase Plan.
(2)	Includes $1,796 issued in relation to the acquisition of DundeeWealth Inc. (See Note 29).
(3)	In the normal course of business, the Bank’s regulated Dealer subsidiary purchases and sells the Bank’s common shares to facilitate trading/institutional client activity. During fiscal 2011, the number of such shares bought and sold was 14,416,246 (2010 – 13,319,524; 2009 – 13,134,586).
(4)	Excludes 506,807 shares held by the Bank in relation to stock-based compensation plans cancelled.

Restrictions on dividend payments

Under the Bank Act, the Bank is prohibited from declaring any dividends on its common or preferred shares when the Bank is, or would be placed by such a declaration, in contravention of the capital adequacy, liquidity or any other regulatory directives issued under the Bank Act. In addition, common share dividends cannot be paid unless all dividends to which preferred shareholders are then entitled have been paid or sufficient funds have been set aside to do so.

In the event that applicable cash distributions on any of the Scotiabank Trust Securities [refer to Note 13 Capital instrument liabilities] are not paid on a regular distribution date, the Bank has undertaken not to declare dividends of any kind on its preferred or common shares. Similarly, should the Bank fail to declare regular dividends on any of its directly issued outstanding preferred or common shares, cash distributions will also not be made on any of the Scotiabank Trust Securities. Currently, these limitations do not restrict the payment of dividends on preferred or common shares.

16	Capital management

The Bank has a capital management process in place to measure, deploy and monitor its available capital and assess its adequacy. This capital management process aims to achieve four major objectives: exceed regulatory thresholds and meet longer-term internal capital targets, maintain strong credit ratings, manage capital levels commensurate with the risk profile of the Bank and provide the Bank’s shareholders with acceptable returns.

Capital is managed in accordance with the Board-approved Capital Management Policy. Senior executive management develop the capital strategy and oversee the capital management processes of the Bank. The Bank’s Finance, Group Treasury and Global Risk Management (GRM) groups are key in implementing the Bank’s capital strategy and managing capital. Capital is managed using both regulatory capital measures and internal metrics.

Although the Bank is subject to several capital regulations in the different business lines and countries in which the Bank operates, capital adequacy is managed on a consolidated Bank basis. The Bank also takes measures to ensure its subsidiaries meet or exceed local regulatory capital requirements. The primary regulator of its consolidated capital adequacy is the Office of the Superintendent of Financial Institutions Canada (OSFI). The capital adequacy regulations in Canada are largely consistent with international standards set by the Bank for International Settlements.

Regulatory capital ratios are determined in accordance with the capital framework, based on the International Convergence of Capital

Measurement and Capital Standards: A Revised Framework, commonly known as Basel II.

Under this framework there are two main methods for computing credit risk: the standardized approach, which uses prescribed risk weights; and internal ratings-based approaches, which allow the use of a bank’s internal models to calculate some, or all, of the key inputs into the regulatory capital calculation. Users of the Advanced Internal Ratings Based Approach (AIRB) are required to have sophisticated risk management systems for the calculations of credit risk regulatory capital. Once banks demonstrate full compliance with the AIRB requirements, and the Superintendent has approved its use, they may proceed to apply the AIRB approach in computing capital requirements.

The Bank uses the Advanced Internal Ratings Based Approach (AIRB) to compute credit risk for material Canadian, U.S. and European portfolios and effective 2011, for a significant portion of international corporate and commercial portfolios. The Bank is targeting the remaining material credit portfolios for application of AIRB approach by fiscal 2014, and currently uses the standardized approach for these portfolios. The Bank uses both internal models and standardized approaches to calculate market risk capital. During the year, the Bank expanded the use of internal market risk models to include some portfolios that were previously under the standardized approach. The Bank uses the standardized approach to calculate the operational risk capital requirements.

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CONSOLIDATED FINANCIAL STATEMENTS

The Bank’s total regulatory capital is comprised of Tier 1 and Tier 2 capital as follows:

As at October 31 ($ millions)	2011	2010
Shareholders’ equity per Consolidated Balance Sheet	$32,760	$27,631
Components of accumulated other comprehensive income excluded from Tier 1 capital	(444)	(457)
Capital Instrument liabilities – trust securities	2,900	3,400
Non-controlling Interest in subsidiaries	640	579
Goodwill/Non qualifying Intangibles deduction	(4,662)	(3,050)
Other capital deductions(1)	(2,705)	(2,769)
Tier 1 capital	$28,489	$25,334
Qualifying subordinated debentures, net of amortization	5,723	5,790
Trust subordinated notes	1,000	1,000
Other net capital items(2)	(2,679)	(2,525)
Tier 2 capital	4,044	4,265
Total regulatory capital	$32,533	$29,599
Total risk weighted assets	$233,970	$215,034
Capital ratios
Tier 1 capital ratio	12.2%	11.8%
Total capital ratio	13.9%	13.8%
Assets-to-capital multiple	16.6	x	17.0	x

(1)	Comprised of 50% of all investments in certain specified corporations and other items.
(2)	Comprised of 50% of all investments in certain specified corporations and other items, 100% of investments in insurance entities, offset by eligible allowance for credit losses and net after-tax unrealized gain on available-for-sale equity securities.

The two primary regulatory capital ratios used to assess capital adequacy are the Tier 1 and Total capital ratios, which are determined by dividing those capital components by risk-weighted assets. Risk-weighted assets represent the Bank’s exposure to credit, market and operational risk and are computed by applying a combination of the Bank’s internal credit risk parameters and OSFI prescribed risk weights to on- and off-balance sheet exposures.

The regulatory minimum ratios prescribed by OSFI are 7% for Tier 1 capital and 10% for Total capital. The Bank substantially exceeded these minimum ratio thresholds as at October 31, 2011. OSFI has also prescribed an asset-to-capital leverage multiple; the Bank was in compliance with this threshold as at October 31, 2011.

17	Accumulated other comprehensive income (loss)

The components of accumulated other comprehensive income (loss) as at October 31, 2011 and 2010, and other comprehensive income (loss) for the years then ended are as follows:

Accumulated other comprehensive income (loss)

	2011			2010
As at and for the year ended October 31 ($ millions)	Opening balance	Net change	Ending balance	Opening balance	Net change	Ending balance
Unrealized foreign currency translation gains (losses), net of hedging activities	$(4,508)	$(654)	$(5,162)(1)	$(3,917)	$(591)	$(4,508	)(1)
Unrealized gains (losses) on available-for-sale securities, net of hedging activities	818	(119)	699(2)	540	278	818	(2)
Gains (losses) on derivative instruments designated as cash flow hedges	(361)	106	(255)(3)	(423)	62	(361	)(3)
Accumulated other comprehensive income (loss)	$(4,051)	$(667)	$(4,718)	$(3,800)	$(251)	$(4,051)

(1)	Net of cumulative income tax expense of $800 (2010 – expense of $761). As at October 31, 2011, non-derivative instruments designated as net investment hedges amounted to $5,730 (2010 – $5,869).
(2)	Net of cumulative income tax expense of $321 (2010 – expense of $371).
(3)	Net of cumulative income tax benefit of $ 86 (2010 – benefit of $128). The reclassification from accumulated other comprehensive income to earnings over the next 12 months as a result of outstanding cash flow hedges is expected to be a net after tax loss of approximately $164 (2010 – net after tax loss of $172). As at October 31, 2011, the maximum length of cash flow hedges outstanding was less than 8 years (2010 – 9 years).

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CONSOLIDATED FINANCIAL STATEMENTS

Other comprehensive income (loss)

The following table summarizes the changes in the components of other comprehensive income (loss).

For the year ended October 31 ($ millions)	2011	2010	2009
Net change in unrealized foreign currency translation losses
Net unrealized foreign currency translation gains (losses)(1)	$(754)	$(869)	$(2,410)
Net gains (losses) on hedges of net investments in self-sustaining foreign operations(2)	100	278	674
	(654)	(591)	(1,736)
Net change in unrealized gains (losses) on available-for-sale securities
Net unrealized gains (losses) on available-for-sale securities(3)	(63)	603	872
Reclassification of net (gains) losses to net income(4)	(56)	(325)	22
	(119)	278	894
Net change in gains (losses) on derivative instruments designated as cash flow hedges
Net gains (losses) on derivative instruments designated as cash flow hedges(5)	68	(258)	(112)
Reclassification of net (gains) losses to net income(6)	38	320	155
	106	62	43
Other comprehensive income (loss)	$(667)	$(251)	$(799)

(1)	Net of income tax expense of nil.
(2)	Net of income tax expense of $39 (2010 – expense of $115; 2009 – expense of $328).
(3)	Net of income tax benefit of $7 (2010 – expense of $211; 2009 – expense of $277).
(4)	Net of income tax expense of $43 (2010 – expense of $128; 2009 – benefit of $59).
(5)	Net of income tax expense of $23 (2010 – benefit of $95; 2009 – benefit of $23).
(6)	Net of income tax benefit of $18 (2010 – benefit of $141; 2009 – benefit of $67).

18	Stock-based compensation

(a)	Stock option plans

Under the terms of the Employee Stock Option Plan, options to purchase common shares may be granted to selected employees at an exercise price not less than the closing price of the Bank’s common shares on the Toronto Stock Exchange (TSX) on the day prior to the date of the grant. As well, for grants made beginning December 2005, the exercise price must not be less than the volume weighted average price on the TSX for the five trading days immediately preceding the grant date.

Employee stock options granted between November 1, 2002, and October 31, 2009, have Tandem Stock Appreciation Rights (Tandem SARs), which provide the employee with the choice to either exercise the stock option for shares, or to exercise the Tandem SARs and thereby receive the intrinsic value of the stock option in cash. In addition, in fiscal 2003, Tandem SARs were retroactively attached to the fiscal 2002 employee stock options. All other terms and conditions relating to these 2002 stock options remained unchanged. These 2002 stock options were out of the money at the date of attachment. As a result, there was no impact on the Bank’s stock-based compensation expense on the date of the retroactive attachment of the Tandem SARs.

Stock options granted after November 1, 2009 do not include Tandem SAR features as described above and are expensed using the fair value method of accounting.

Options vest evenly over a four-year period and are exercisable no later than 10 years after the date of the grant. In the event that the expiry date falls within an insider trading blackout period, the expiry date will be extended for 10 business days after the end of the blackout period.

An aggregate expense of $46 million (2010 - $25 million) was recorded in salaries and employee benefits in the Consolidated Statement of Income with a corresponding increase to Contributed Surplus in the Consolidated Balance Sheet for all equity-classified awards. Compensation expense related to unrecognized compensation costs for non-vested options was $9 million (2010 – $8 million) to be recognized over the weighted average period of 1.75 years (2010 – 1.84 years).

Outstanding options expire on dates ranging from December 10, 2011 to December 6, 2020. As approved by the shareholders, a total of 129 million common shares have been reserved for issuance under this plan of which 84.4 million common shares have been issued as a result of the exercise of options and 21.3 million common shares are committed under outstanding options, leaving 23.2 million common shares available for issuance as options.

In 2001, a Directors’ Stock Option Plan was approved by the shareholders. A total of 800,000 common shares have been reserved for issuance to non-officer directors under this plan.

As of November 1, 2002, director stock options are expensed using a fair value-based method. As at October 31, 2011, 40,000 (2010 – 91,000; 2009 – 140,000) options were outstanding at a weighted average exercise price of $24.46 (2010 – $23.79; 2009 – $23.00). In fiscal 2011, 51,000 of these options (2010 – 49,000; 2009 – 4,000) were exercised at a weighted average exercise price of $23.27 (2010 – $21.54; 2009 – $24.40). The outstanding options expire between December 10, 2011 and December 6, 2012. Commencing in fiscal 2004, the Bank ceased granting stock options to its directors.

During fiscal 2011, 3,414,948 options were granted under the employee stock option plan and as at October 31, 2011, 3,392,776 of these options were outstanding of which 2,671,012 options were vested.

For options granted after November 1, 2009 that do not have the Tandem SAR features, the weighted average fair value of options granted in 2011 was estimated at $9.42 (2010 – $8.47) using the Black-Scholes option pricing model on the date of grant using the following assumptions:

As at	2011	2010
Risk-free interest rate	2.70%	2.95%
Expected dividend yield	3.43%	4.33%
Expected price volatility	23.24%	27.12%
Expected life of option	6.12 years	6.03 years

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CONSOLIDATED FINANCIAL STATEMENTS

Details of the Bank’s Employee Stock Option Plan are as follows:

	2011		2010		2009
As at October 31	Number of stock options (000’s)	Weighted average exercise price	Number of stock options (000’s)	Weighted average exercise price	Number of stock options (000’s)	Weighted average exercise price
Outstanding at beginning of year	20,988	$39.14	22,889	$33.90	22,979	$31.32
Granted	3,415	55.63	3,954	47.75	4,427	33.89
Exercised as Options	(2,800)	29.01	(5,347)	23.94	(3,647)	18.56
Forfeited/cancelled	(186)	37.80	(229)	33.17	(524)	32.16
Exercised as Tandem SARs	(68)	28.18	(279)	27.28	(346)	26.80
Outstanding at end of year(1)	21,349	$43.15	20,988	$39.14	22,889	$33.90
Exercisable at end of year	12,422	$39.84	12,290	$36.10	15,404	$30.40
Available for grant	23,202		11,363		14,808

As at October 31, 2011	Options Outstanding			Options Exercisable
Range of exercise prices	Number of stock options (000’s)	Weighted average remaining contractual life (years)	Weighted average exercise price	Number of stock options (000’s)	Weighted average exercise price
$24.40 to $27.435	2,446	0.70	$ 24.53	2,446	$ 24.53
$31.45 to $46.02	7,782	5.13	$ 36.71	5,670	$ 37.76
$47.39 to $52.00	5,620	7.13	$ 49.11	2,731	$ 50.54
$52.57 to $55.63	5,501	7.96	$ 54.46	1,575	$ 52.57
	21,349	5.87	$ 43.15	12,422	$ 39.84

(1)	Included are 14,163,016 (2010 – 16,382,636; 2009 – 19,086,780) options with Tandem SAR features and 7,185,705 of options (without the Tandem SAR feature).

As part of the acquisition, DundeeWealth share options were converted to 1,293,308 options based on the Bank’s common shares on February 1, 2011. As at October 31, 2011, 1,057,349 options are outstanding at a weighted average exercise price of $48.14. From February 1, 2011 to October 31, 2011, 235,959 of these options were exercised at a weighted average exercise price of $25.36. These options expire between December 16, 2011 and January 20, 2021. No share option awards have been granted under this plan since February 1, 2011.

(b)	Employee share ownership plans

Qualifying employees can generally contribute up to a specified percentage of salary towards the purchase of common shares of the Bank or deposits with the Bank. In general, the Bank matches 50% of qualifying contributions, up to a maximum dollar amount, which is expensed in salaries and employee benefits. During 2011, the Bank’s contributions totalled $30 million (2010 – $29 million; 2009 – $30 million). Contributions, which are used by the plan trustee to purchase common shares in the open market, do not result in a subsequent expense to the Bank from share price appreciation.

(c)	Other stock-based compensation plans

All other liability-classified stock-based compensation plans use notional units that are valued based on the Bank’s common share price on the TSX. These units, with the exception of Stock Appreciation Rights (SARs), accumulate dividend equivalents in the form of additional units based on the dividends paid on the Bank’s common shares. Fluctuations in the Bank’s share price change the value of the units, which affects the Bank’s stock-based compensation expense. As described below, the value of a portion of the Performance Share Unit notional units also varies based on Bank performance. Upon exercise or redemption, payments are made to the employees with a corresponding reduction in the accrued liability. In 2011, an aggregate expense of $204 million (2010 – $180 million expense; 2009 – $79 million expense) was recorded in salaries and employee benefits in the Consolidated Statement of Income for changes in the amount of the Bank’s liability for these units. This expense includes losses arising from derivatives used to manage the volatility of stock-based compensation of $25 million (2010 – gains of $274 million; 2009 – gains of $154 million). Details of these plans are as follows:

Stock Appreciation Rights (SARs), including Tandem SARs

The SARs include Tandem SARs, as described above, as well as stand-alone SARs which are granted instead of stock options to selected employees in countries where local laws may restrict the Bank from issuing shares. SARs have vesting and exercise terms and conditions similar to the employee stock options. The cost of SARs is recognized on a graded vesting basis except where the employee is eligible to retire prior to the vesting date, in which case the cost is recognized between the grant date and the date the employee is eligible to retire. When a SAR is exercised, the Bank pays the appreciation amount in cash equal to the rise in the market price of the Bank’s common shares since the grant date. During fiscal 2011, 385,736 SARs were granted (2010 – 425,180; 2009 – 4,938,692) and as at October 31, 2011, 16,760,924, SARs were outstanding (2010 – 19,636,734; 2009 – 23,467,755), of which 16,423,232 SARs were vested (2010 – 18,811,216; 2009 – 21,537,430).

Deferred Stock Unit Plan (DSU)

Under the DSU Plan, eligible senior executives may elect to receive all or a portion of their cash bonus under the Annual Incentive Plan (which is expensed for the year awarded in salaries and employee benefits in the Consolidated Statement of Income) in the form of deferred stock units which vest immediately. Units are redeemable, in cash, only when an executive ceases to be a Bank employee and must be redeemed by December 31 of the year following that event. As at October 31, 2011, there were 1,764,974 units outstanding (2010 – 1,655,197; 2009 – 1,591,426).

Directors’ Deferred Stock Unit Plan (DDSU)

Under the DDSU Plan, non-officer directors of the Bank may elect to receive all or a portion of their fee for that fiscal year (which is expensed by the Bank in other expenses in the Consolidated Statement of Income) in the form of deferred stock units which vest immediately. Units are redeemable, in cash, only following resignation or retirement and must be redeemed by December 31 of the year following that event. As at October 31, 2011, there were 360,216 units outstanding (2010 – 350,029; 2009 – 324,066).

Restricted Share Unit Plan (RSU)

Under the RSU Plan, selected employees receive an award of restricted share units which vest at the end of three years, at which time the units

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CONSOLIDATED FINANCIAL STATEMENTS

are paid, in cash, to the employee. The stock-based compensation expense is recognized evenly over the vesting period except where the employee is eligible to retire prior to the vesting date, in which case the expense is recognized between the grant date and the date the employee is eligible to retire. As at October 31, 2011, there were 2,107,385 units (2010 – 2,073,623; 2009 – 1,983,701) awarded and outstanding of which 1,621,118 were vested.

Performance Share Unit Plan (PSU)

Eligible executives receive an award of performance share units that vest at the end of three years. PSU awards granted after November 1, 2009 are subject to performance criteria measured over a three-year period. For prior PSU awards, only a portion of the award was subject to performance criteria. The three-year performance measures include return on equity compared to target and total shareholder return relative to a comparator group selected prior to the granting of the award. The stock-based compensation expense is recognized evenly over the vesting period except where the employee is eligible to retire prior to the vesting date, in which case the expense is recognized between the grant date and the date the employee is eligible to retire. This expense varies based on performance compared to the performance measures. Upon vesting, the units are paid, in cash, to the employee. As at October 31, 2011, there were 7,822,434 units (2010 – 6,001,672; 2009 – 4,062,895) awarded and outstanding [including 7,385,718 (2010 – 4,988,748; 2009 – 2,345,134) subject to performance criteria] of which 6,085,003 were vested. The above units include PSUs awarded to Scotia Capital employees described below.

Scotia Capital Deferred Payment Plan

Under the Scotia Capital Incentive Plan, a portion of the bonus awarded to certain employees (which is accrued and expensed in the year to which it relates) is allocated in the form of DPP units, with the remainder paid out in cash. These units are subsequently paid, in cash, to qualifying employees over each of the following three years. Other eligible employees may be allocated PSUs or stock options/SARs (which are expensed as described above) instead of DPP units.

DPP units awarded after November 1, 2009 are subject to performance criteria measured over the units’ vesting period. The performance measures include the same measures as described above for the PSU awards as well as an assessment of the annual performance of the Bank and Scotia Capital.

Changes in the value of the units, which arise from fluctuations in the market price of the Bank’s common shares as well as based on performance compared to the performance measures, are expensed in the same manner as the Bank’s other stock-based compensation plans in salaries and employee benefits expense in the Consolidated Statement of Income.

Share Bonus and Retention Award Plans

Prior to the acquisition of DundeeWealth on February 1, 2011, DundeeWealth had established share bonus plans for eligible participants. The share bonus plans permitted common shares of DundeeWealth to be issued from treasury or purchased in the market. At the time of the acquisition of DundeeWealth, the share bonus awards that were granted but not yet vested were converted into 377,516 Bank of Nova Scotia common shares to be issued from treasury. As at October 31, 2011, there were 257,278 share bonus awards outstanding from the DundeeWealth share bonus plans. From February 1, 2011 to October 31, 2011, 119,806 common shares were issued from treasury for these plans and 432 awards were cancelled. Share bonus awards have not been granted under these plans since February 1, 2011.

Prior to the acquisition of DundeeWealth, DundeeWealth had established share-based retention award plans whereby DundeeWealth purchased shares in the market to be held in trust for the benefit of certain employees and portfolio managers. At the time of the acquisition of DundeeWealth, the retention awards were converted to Bank common shares, other securities and cash. As of October 31, 2011, there were 506,807 Bank common shares held in trust for these plans. Retention awards have not been granted under these plans since February 1, 2011.

The share bonus and retention award plans are considered to be equity-classified awards.

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CONSOLIDATED FINANCIAL STATEMENTS

19	Corporate income taxes

Corporate income taxes recorded in the Bank’s consolidated financial statements for the years ended October 31 are as follows:

(a)	Components of income tax provision

For the year ended October 31 ($ millions)	2011	2010	2009
Provision for income taxes in the Consolidated Statement of Income:

Current income taxes:
Domestic:
Federal	$216	$118	$(155)
Provincial	263	223	91
Foreign	730	847	1,035
	1,209	1,188	971

Future income taxes:
Domestic:
Federal	127	313	85
Provincial	37	87	37
Foreign	37	157	40
	201	557	162
Total provision for income taxes in the Consolidated Statement of Income	$1,410	$1,745	$1,133

Provision for income taxes in the Consolidated Statement of Changes in Shareholders’ Equity:
Reported in Other Comprehensive Income	29	244	708
Cumulative effect of adopting new accounting policy(1)	–	–	323
Share issuance costs	–	(2)	(6)
Total provision for income taxes in the Consolidated Statement of Changes in Shareholders’ Equity	29	242	1,025

Total provision for (recovery) of income taxes	$1,439	$1,987	$2,158

(1)	The new accounting policy, adopted in 2009, related to the classification and impairment of financial assets. Refer to changes in accounting standards prior to November 1, 2009, in Note 1.

(b)	Reconciliation to statutory rate

Income taxes in the Consolidated Statement of Income vary from the amounts that would be computed by applying the composite federal and provincial statutory income tax rate for the following reasons:

	2011		2010		2009
For the year ended October 31 ($ millions)	Amount	Percent of pre-tax income	Amount	Percent of pre-tax income	Amount	Percent of pre-tax income
Income taxes at statutory rate	$1,872	28.0%	$1,842	30.3%	$1,516	31.6%
Increase (decrease) in income taxes resulting from:
Lower average tax rate applicable to subsidiaries and foreign branches	(257)	(3.8)	(72)	(1.2)	(325)	(6.8)
Tax-exempt income from securities	(309)	(4.6)	(152)	(2.5)	(168)	(3.5)
Future income tax effect of substantively enacted tax rate changes	54	0.8	105	1.7	120	2.5
Other, net(1)	50	0.7	22	0.4	(10)	(0.2)
Total income taxes and effective tax rate	$1,410	21.1%	$1,745	28.7%	$1,133	23.6%

(1)	Includes the benefit from the non-taxable gain related to the DundeeWealth acquisition and the valuation allowance claimed with respect to the future tax asset related to a loss on disposal of subsidiary operations in a prior year.

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CONSOLIDATED FINANCIAL STATEMENTS

(c)	Future income taxes

The tax-effected temporary differences which result in future income tax assets and (liabilities) are as follows:

As at October 31 ($ millions)	2011	2010
Loss carryforwards(1)	$1,114	$1,242
Allowance for credit losses(2)	566	686
Deferred compensation	267	305
Deferred income	139	187
Premises and equipment(3)	29	(65)
Intangible assets(3)	(802)	(135)
Pension fund	(316)	(304)
Securities	(203)	(339)
Other(3)	198	198
Net future income taxes(4)	$992	$1,775

(1)	Includes a gross future tax asset of $287 as at October 31, 2011 (2010 – $347) relating to subsidiaries’ unused income tax losses. This future tax asset has been reduced by a valuation allowance of $19 (2010 – $1), resulting in a net future tax asset of $268 (2010 – $346).
(2)	As at October 31, 2011, the future income tax asset related to the allowance for credit losses has been reduced by a valuation allowance of $316 (2010 – $316) relating to a subsidiary’s unused tax deductions arising from previous years’ allowance for credit losses.
(3)	Prior period information has been reclassified to conform with current period presentation.
(4)	Net future income taxes of $992 (2010 – $1,775) are represented by future income tax assets of $1,496 (2010 – $2,219), net of future income tax liabilities of $504 (2010 – $444).

Earnings of certain international subsidiaries are subject to tax only upon their repatriation to Canada. As repatriation is not currently planned in the foreseeable future, the Bank has not recognized a future income tax liability. If all international subsidiaries’ unremitted earnings were repatriated, taxes that would be payable as at October 31, 2011, are estimated to be $935 million (October 31, 2010 – $907 million).

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CONSOLIDATED FINANCIAL STATEMENTS

20	Employee future benefits

The Bank sponsors a number of employee future benefit plans, including pensions and other post-retirement benefits, post-employment benefits and compensated absences for most of its employees globally. The following tables present financial information related to the Bank’s principal plans. The principal plans include pension and other benefit plans in Canada, the U.S., Mexico, Jamaica and the U.K.(1)

	Pension plans			Other benefit plans
For the year ended October 31 ($ millions)	2011	2010	2009	2011	2010	2009
Change in benefit obligation
Benefit obligation at beginning of year	$5,255	$4,367	$4,414	$1,225	$1,038	$1,040
Cost of benefits earned in the year	162	118	124	49	41	39
Interest cost on benefit obligation	302	306	298	74	72	71
Employee contributions	14	13	13	–	–	–
Benefits paid	(427)	(274)	(278)	(56)	(55)	(53)
Actuarial loss (gain)	(117)	731	(47)	32	152	(21)
Non-routine events(2)	(9)	19	(61)	–	(19)	–
Foreign exchange	(30)	(25)	(96)	(22)	(4)	(38)
Benefit obligation at end of year(4)	$5,150	$5,255	$4,367	$1,302	$1,225	$1,038
Change in fair value of assets
Fair value of assets at beginning of year	$5,078	$4,830	$5,537	$277	$245	$256
Actual return on assets	426	363	(348)	23	28	4
Employer contributions	129	172	141	62	58	60
Employee contributions	14	13	13	–	–	–
Benefits paid	(427)	(274)	(278)	(56)	(55)	(53)
Non-routine events(2)	(95)	–	(90)	–	–	–
Foreign exchange	(32)	(26)	(145)	(19)	1	(22)
Fair value of assets at end of year(3)(4)	$5,093	$5,078	$4,830	$287	$277	$245
Funded status
Excess (deficit) of fair value of assets over benefit obligation at end of year(4)	$(57)	$(177)	$463	$(1,015)	$(948)	$(793)
Unrecognized net actuarial loss	1,423	1,758	1,003	309	296	168
Unrecognized past service costs	125	104	96	(3)	(3)	(4)
Unrecognized transitional obligation (asset)	(122)	(178)	(216)	104	122	141
Valuation allowance	–	(139)	(129)	–	–	–
Employer contributions after measurement date	30	9	20	12	11	11
Net prepaid (accrued) benefit expense at end of year	$1,399	$1,377	$1,237	$(593)	$(522)	$(477)
Recorded in:
Other assets in the Bank’s Consolidated Balance Sheet	$1,645	$1,612	$1,463	$34	$31	$23
Other liabilities in the Bank’s Consolidated Balance Sheet	(246)	(235)	(226)	(627)	(553)	(500)
Net prepaid (accrued) benefit expense at end of year	$1,399	$1,377	$1,237	$(593)	$(522)	$(477)
Annual benefit expense
Cost of benefits earned in the year	$162	$118	$124	$49	$41	$39
Interest cost on benefit obligation	302	306	298	74	72	71
Actual return on assets	(426)	(363)	348	(23)	(28)	(4)
Actuarial loss (gain) on benefit obligation	(117)	731	(47)	32	152	(21)
Amount of curtailment (gain) loss recognized	–	–	–	–	(8)	–
Amount of settlement (gain) loss recognized	52	–	12	–	–	–
Special termination benefits(2)	48	–	31	–	–	–
Non-routine events(2)	38	19	–	–	(19)	–
Elements of employee future benefit costs (income) before adjustments to recognize the long-term nature of employee future benefit costs	59	811	766	132	210	85
Adjustments to recognize the long-term nature of employee future benefit costs:
Difference between expected return and actual return on plan assets	67	(36)	(753)	1	7	(17)
Difference between net actuarial loss (gain) recognized and actual actuarial loss (gain) on benefit obligation	192	(726)	49	(19)	(146)	28
Difference between amortization of non-routine events and actual non-routine events	(26)	(8)	10	–	19	–
Amortization to recognize transitional obligation (asset)	(32)	(37)	(39)	18	18	18
	201	(807)	(733)	–	(102)	29
Change in valuation allowance provided against prepaid benefit expense	(139)	10	(50)	–	–	–
Benefit expense (income) recognized, excluding defined contribution benefit expense	121	14	(17)	132	108	114
Defined contribution benefit expense recognized	7	6	5	–	–	–
Total benefit expense recognized	$128	$20	$(12)	$132	$108	$114

(1)	Other plans operated by certain subsidiaries of the Bank are not considered material and are not included in these disclosures.
(2)

Non-routine events include plan amendments, acquisitions, divestitures, transfers, etc. The special termination benefits are also considered a non-routine event associated with additional benefits paid upon the termination of a pension plan.

(3)	The fair value of pension plan assets invested in securities of the Bank totalled $428 (2010 – $429; 2009 – $426).
(4)	The Bank uses a measurement date of July 31 or August 31, depending on the employee future benefits plan.

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CONSOLIDATED FINANCIAL STATEMENTS

Included in the benefit obligation and fair value of assets are the following amounts in respect of plans that are not fully funded:

	Pension plans			Other benefit plans
For the year ended October 31 ($ millions)	2011	2010	2009	2011	2010	2009
Benefit obligation(1)	$886	$4,841	$774	$1,302	$1,225	$890
Fair value of assets	509	4,349	446	287	277	96
Deficit of fair value of assets over benefit obligation	$(377)	$(492)	$(328)	$(1,015)	$(948)	$(794)

(1)	Includes the benefit obligation of $286 at the end of 2011 (2010 – $280; 2009 – $258) related to supplemental unfunded pension arrangements

Key weighted-average assumptions (%)(1)

The key weighted-average assumptions used by the Bank for the measurement of the benefit obligation and benefit expense are summarized as follows:

	Pension plans			Other benefit plans
For the year ended October 31	2011	2010	2009	2011	2010	2009
To determine benefit obligation at end of year
Discount rate	6.00%	5.90%	7.05%	5.80%	6.00%	6.90%
Rate of increase in future compensation(2)	3.30%	3.60%	3.90%	1.20%	1.30%	1.30%
To determine benefit expense (income) for the year
Discount rate	5.90%	7.05%	6.70%	6.00%	6.90%	6.90%
Assumed long-term rate of return on assets	6.70%	7.50%	7.25%	7.90%	8.50%	8.70%
Rate of increase in future compensation(2)	3.60%	3.90%	3.90%	1.30%	1.30%	1.50%
Health care cost trend rates at end of year
Initial rate	n/a	n/a	n/a	6.30%	6.70%	7.00%
Ultimate rate	n/a	n/a	n/a	4.20%	4.50%	4.70%
Year ultimate rate reached	n/a	n/a	n/a	2029	2029	2029

(1)	Includes international plans which generally have higher rates than Canadian plans. The discount rate used to determine the 2011 benefit expense for all Canadian pension plans was 5.7% and other benefit plans was 5.8% (2010 – 6.8%; 2009 – 6.4%). The discount rate used for the 2011 end of year benefit obligation was 5.8% for the main pension plan, 5.6% for the other Canadian pension plans and 5.4% for all Canadian other benefit plans, respectively (2010 – 5.7% for all Canadian pension plans; 5.8% for all Canadian other benefit plans; 2009 – 6.8%) and the assumed long-term rate of return on assets for all Canadian pension plans was 7.0% (2010 – 7.0%; 2009 – 7.0%).
(2)	The weighted-average rates of increase in future compensation shown for other benefit plans do not include Canadian flexible post-retirement benefits plans established in fiscal 2005, as they are not impacted by future compensation increases.

Sensitivity analysis

	Pension plans		Other benefit plans
For the year ended October 31, 2011 ($ millions)	Benefit obligation	Benefit expense	Benefit obligation	Benefit expense
Impact of 1% decrease in discount rate	$ 827	$ 95	$ 195	$ 15
Impact of 1% decrease in assumed long-term rate of return on assets	n/a	50	n/a	3
Impact of 0.25% increase in rate of increase in future compensation	58	12	–	–
Impact of 1% increase in health care cost trend rate	n/a	n/a	155	27
Impact of 1% decrease in health care cost trend rate	n/a	n/a	(125)	(21)

Assets

The Bank’s principal pension plans’ assets are generally invested with the long-term objective of maximizing overall expected returns, at an acceptable level of risk relative to the benefit obligation. A key factor in managing long-term investment risk is asset mix. Investing the pension assets in different asset classes and geographic regions helps to mitigate risk and to minimize the impact of declines in any single asset class, particular region or type of investment. Within each asset class, investment management firms – including related-party managers – are hired and assigned specific mandates.

Pension plan asset mix guidelines are set for the long term, and are documented in each plan’s investment policy. Asset mix policy typically also reflects the nature of the plan’s benefit obligation. Legislation places certain restrictions on asset mix – for example, there are usually limits on concentration in any one investment. Other concentration and quality limits are also set forth in the investment policies. The use of derivatives is generally prohibited without specific authorization; currently, the main use of derivatives is to hedge currency fluctuations associated with US equity holdings in the Canadian pension funds. Asset mix guidelines are reviewed at least once each year, and adjusted, where appropriate, based on market conditions and opportunities. However, large asset class shifts are rare, and typically reflect a change in the pension plan’s situation (e.g. a plan termination). Actual asset mix is reviewed regularly, and rebalancing – as needed – back to the target asset mix is considered, generally, twice each year.

The Bank’s other benefit plans are generally not funded; the relatively small assets for these other benefit plans are mostly related to programs in Mexico.

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CONSOLIDATED FINANCIAL STATEMENTS

The Bank’s principal plans’ weighted-average actual and target asset allocations at the measurement date, by asset category, are as follows:

	Pension plans				Other benefit plans
Asset category %	Target 2011	Actual 2011	Actual 2010	Actual 2009	Target 2011	Actual 2011	Actual 2010	Actual 2009
Equity investments	68%	66%	64%	63%	40%	40%	40%	36%
Fixed income investments	31%	34%	36%	34%	60%	60%	60%	64%
Other	1%	–	–	3%	–	–	–	–
Total	100%	100%	100%	100%	100%	100%	100%	100%

Actuarial valuations

Actuarial valuations for the Bank’s principal pension plans are generally required every three years. The most recent actuarial valuation of the Bank’s main pension plan was conducted as of November 1, 2008, and the date of the next required valuation is November 1, 2011 (this plan accounts for 75% of principal pension plans’ benefit obligation and 78% of principal pension plans’ fair value of assets). Actuarial valuations for the Bank’s principal other benefit plans are generally carried out every two to three years, with the most recent valuation completed as of July 31, 2011 for the other post-retirement benefits and July 31, 2009 for post-employment benefits. The next actuarial valuations are currently scheduled in fiscal year 2014 for post-retirement benefits and fiscal year 2012 for post-employment benefits.

Cash payments and contributions

In fiscal year 2011, the Bank made net cash payments of $150 million (2010 – $161 million; 2009 – $154 million) to fund the principal defined benefit pension plans, including the payment of benefits to beneficiaries under the unfunded pension arrangements. The Bank also made cash payments of $63 million (2010 – $58 million; 2009 – $60 million) during the year to the principal other benefit plans, primarily in respect of benefit payments to beneficiaries under these plans. The Bank also made cash payments of $7 million (2010 – $6 million; 2009 – $5 million) to the principal defined contribution pension plans.

21	Earnings per common share

For the year ended October 31 ($ millions)	2011	2010	2009
Basic earnings per common share
Net income attributable to common shareholders	$4,959	$4,038	$3,361
Average number of common shares outstanding (millions)	1,072	1,032	1,013
Basic earnings per common share(1)	$4.62	$3.91	$3.32
Diluted earnings per common share
Net income attributable to common shareholders	$4,959	$4,038	$3,361
Average number of common shares outstanding (millions)	1,072	1,032	1,013
Stock options potentially exercisable (millions)(2)	2	2	3
Average number of diluted common shares outstanding (millions)(3)	1,074	1,034	1,016
Diluted earnings per common share(1)	$4.62	$3.91	$3.31

(1)	Earnings per share calculations are based on full dollar and share amounts.
(2)	Reflects the potential dilutive effect of stock options granted under the Bank’s Stock Option Plans as determined under the treasury stock method. Excludes options with Tandem SAR features as these options are expensed and recorded as liabilities. All other stock options are included in the computation.
(3)	Certain convertible instruments have not been included in the calculation since the Bank has the right to redeem them for cash prior to conversion date.

22  Related party transactions

The Bank provides regular banking services to its associated and other related corporations in the ordinary course of business. These services are on terms similar to those offered to non-related parties. Loans granted to directors and officers in Canada are at market terms and conditions. Prior to March 1, 2001, the Bank granted loans to officers and employees at reduced rates in Canada. The loans granted prior to March 1, 2001, are grandfathered until maturity. In some of the Bank’s foreign subsidiaries and branches, in accordance with local practices and laws, loans may be made available to officers of those units at reduced rates or on preferred terms. Loans to executive officers of the Bank totalled $11.0 million as at October 31, 2011 (2010 – $7.3 million), and loans to directors $0.3 million (2010 – $0.3 million). Directors can use some or all of their fees to buy common shares at market rates through the Directors’ Share Purchase Plan. Non-officer directors may elect to receive all or a portion of their fees in the form of deferred stock units which vest immediately. Commencing in 2004, the Bank no longer grants stock options to non-officer directors. Refer to Note 18, Stock-based compensation for further details of these plans. The Bank may also provide banking services to companies affiliated with the Bank’s directors. These commercial arrangements are conducted at the same market terms and conditions provided to all customers and follow the normal credit review processes within the Bank. The Bank’s committed credit exposure to companies controlled by directors totalled $4.4 million as at October 31, 2011 (2010 – $4.6 million), while actual utilized amounts were $2.0 million (2010 – $2.8 million).

23  Segmented results of operations

Scotiabank is a diversified financial services institution that provides a wide range of financial products and services to retail, commercial and corporate customers around the world. Effective November 1, 2010, the Bank began reporting under its new business structure that includes the Global Wealth Management business segment. The Bank’s businesses were regrouped into four main operating segments: Canadian Banking, International Banking, Global Wealth Management and Scotia Capital.

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CONSOLIDATED FINANCIAL STATEMENTS

Canadian Banking provides a comprehensive array of retail and commercial banking services through branch and electronic delivery channels, to individuals and small to medium-sized businesses in Canada. The retail services include consumer and mortgage lending, credit and debit card services, savings, chequing and retirement products, and transaction services. In addition to credit, commercial clients are provided with deposit and cash management services.

International Banking provides retail and commercial banking services through branches, subsidiaries and foreign affiliates. The products, services and channels offered are generally the same as those in Canadian Banking.

Global Wealth Management is comprised of the Bank’s global wealth management and insurance businesses as well as global transaction banking. Wealth management businesses include Global Asset Management, responsible for global investment manufacturing, and Global Wealth Distribution, responsible for global client-facing businesses including private client and institutional client services, full service brokerage, online brokerage, offshore brokerage and the independent advisor channel. Insurance products offered in Canada include creditor, life and health, home and auto, and travel insurance. Internationally, the Bank offers credit-related life, health and property insurance, as well as other products, not related to banking credit, including life, health, property (home, auto and other property), and ATM fraud insurance.

Scotia Capital is an integrated corporate and investment bank which services the credit, capital market and risk management needs of the Bank’s global relationships with large corporations, financial institutions and governments. The services provided include credit and related products, debt and equity underwriting, foreign exchange, derivative products, precious metals products and financial advisory services. Also, it conducts trading activities for its own account and provides short-term Canadian dollar funding for the Bank.

The Other category represents smaller operating segments, including Group Treasury and other corporate items, which are not allocated to an operating segment.

The historical comparative segment financial information has been restated to reflect this realignment. The restated historical segment financial information of Canadian Banking, International Banking and Other did not impact the Bank’s previously reported consolidated financial information.

The results of these business segments are based upon the internal financial reporting systems of the Bank. The accounting policies used in these segments are generally consistent with those followed in the preparation of the consolidated financial statements as disclosed in Note 1. The only notable accounting measurement difference is the grossing up of tax-exempt net interest income to an equivalent before-tax basis for those affected segments. This change in measurement enables comparison of net interest income arising from taxable and tax-exempt sources.

Due to the complexity of the Bank, various estimates and allocation methodologies are used in the preparation of the business segment financial information. The assets and liabilities are transfer-priced at wholesale market rates, and corporate expenses are allocated to each segment based on utilization. As well, capital is apportioned to the business segments on a risk-based methodology. Transactions between segments are recorded within segment results as if conducted with a third party and are eliminated on consolidation.

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CONSOLIDATED FINANCIAL STATEMENTS

For the year ended October 31, 2011 ($ millions)
Taxable equivalent basis	Canadian Banking	International Banking	Global Wealth Management	Scotia Capital	Other(1)	Total
Net interest income(2)	$4,889	$ 3,988	$ 345	$1,066	$(1,018)	$9,270
Provision for credit losses	590	485	2	29	(60)	1,046
Other income	1,351	1,420	2,973	1,894	380	8,018
Net interest and other income	5,650	4,923	3,316	2,931	(578)	16,242
Depreciation and amortization	159	146	50	51	5	411
Other non-interest expenses	2,910	2,910	1,840	1,358	135	9,153
Income before the undernoted:	2,581	1,867	1,426	1,522	(718)	6,678
Provision for income taxes	719	382	208	338	(237)	1,410
Net income(3)	$1,862	$ 1,485	$ 1,218	$1,184	$(481)	$5,268
Net income attributable to non-controlling interests(3)	4	60	29	–	–	93
Net income attributable to equity holders of the Bank(3)	1,858	1,425	1,189	1,184	(481)	5,175
Total average assets ($ billions)	$210	$ 92	$ 9	$188	$70	$569

For the year ended October 31, 2010 ($ millions)
Taxable equivalent basis	Canadian Banking	International Banking	Global Wealth Management	Scotia Capital	Other(1)	Total
Net interest income(2)	$4,919	$ 3,616	$ 339	$1,093	$(1,346)	$8,621
Provision for credit losses	705	616	1	(43)	(40)	1,239
Other income	1,302	1,323	1,864	2,086	309	6,884
Net interest and other income	5,516	4,323	2,202	3,222	(997)	14,266
Depreciation and amortization	146	129	21	35	3	334
Other non-interest expenses	2,828	2,533	1,200	1,160	127	7,848
Income before the undernoted:	2,542	1,661	981	2,027	(1,127)	6,084
Provision for income taxes	772	504	165	677	(373)	1,745
Net income(3)	$1,770	$ 1,157	$ 816	$1,350	$(754)	$4,339
Net income attributable to non-controlling interests(3)	1	68	31	–	–	100
Net income attributable to equity holders of the Bank(3)	1,769	1,089	785	1,350	(754)	4,239
Total average assets ($ billions)	$197	$ 85	$ 9	$164	$61	$516

For the year ended October 31, 2009 ($ millions)
Taxable equivalent basis	Canadian Banking	International Banking	Global Wealth Management	Scotia Capital	Other(1)	Total
Net interest income(2)	$4,537	$ 3,585	$ 367	$1,427	$(1,588)	$8,328
Provision for credit losses	700	576	3	338	127	1,744
Other income	1,203	1,182	1,522	2,138	84	6,129
Net interest and other income	5,040	4,191	1,886	3,227	(1,631)	12,713
Depreciation and amortization	152	126	17	32	3	330
Other non-interest expenses	2,740	2,569	1,113	1,040	127	7,589
Income before the undernoted:	2,148	1,496	756	2,155	(1,761)	4,794
Provision for income taxes	679	256	131	704	(637)	1,133
Net income(3)	$1,469	$ 1,240	$ 625	$1,451	$(1,124)	$3,661
Net income attributable to non-controlling interests(3)	–	78	36	–	–	114
Net income attributable to equity holders of the Bank(3)	1,469	1,162	589	1,451	(1,124)	3,547
Total average assets ($ billions)	$186	$ 87	$ 9	$183	$48	$513

(1)	Includes revenues from all other smaller operating segments of $140 in 2011 (2010 – ($169); 2009 – ($638), and net income/(loss) of $43 in 2011 (2010 – ($152); 2009 – ($467). As well, includes corporate adjustments such as the elimination of the tax-exempt income gross-up reported in net interest income and provision for income taxes of $287 in 2011 (2010 – $286; 2009 – $288), changes in the general allowance, differences in the actual amount of costs incurred and charged to the operating segments, and the impact of securitizations.
(2)	Commencing November 1, 2008, the impact of including a liquidity premium charge in the cost of funds allocated to the business segments was a reduction in the net interest income of the four major segments of $270 in 2011, $239 in 2010 and $331 in 2009, which were offset by a reduction in the net interest expense of the Other segment.
(3)	Refer to Note 1 of the consolidated financial statements for the impact of the new accounting standards effective November 1, 2010. Prior period information has been reclassified to conform with current period presentation.

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Geographical segmentation(1)

The following table summarizes the Bank’s financial results by geographic region. Revenues and expenses which have not been allocated back to specific operating business lines are reflected in corporate adjustments.

For the year ended October 31, 2011 ($ millions)	Canada	United States	Mexico	Other International	Total
Net interest income	$5,313	$421	$867	$3,385	$9,986
Provision for credit losses	619	(13)	137	363	1,106
Other income	4,762	495	452	2,079	7,788
Non-interest expenses	5,428	408	858	2,810	9,504
Provision for income taxes	713	210	73	380	1,376
	$3,315	$311	$251	$1,911	$5,788
Corporate adjustments					(520)
Net income(2)					$5,268
Net income attributable to non-controlling interests(2)					93
Net income attributable to equity holders of the Bank(2)					5,175
Total average assets ($ billions)	$354	$59	$19	$122	$554
Corporate adjustments					15
Total average assets, including corporate adjustments					$569

For the year ended October 31, 2010 ($ millions)	Canada	United States	Mexico	Other International	Total
Net interest income	$4,960	$458	$801	$3,144	$9,363
Provision for credit losses	709	(54)	168	456	1,279
Other income	3,770	609	438	1,912	6,729
Non-interest expenses	4,653	327	778	2,379	8,137
Provision for income taxes	767	330	76	558	1,731
	$2,601	$464	$217	$1,663	$4,945
Corporate adjustments					(606)
Net income(2)					$4,339
Net income attributable to non-controlling interests(2)					100
Net income attributable to equityholders of the Bank(2)					4,239
Total average assets ($ billions)	$337	$47	$18	$105	$507
Corporate adjustments					9
Total average assets, including corporate adjustments					$516
For the year ended October 31, 2009 ($ millions)	Canada	United States	Mexico	Other International	Total
Net interest income	$4,482	$641	$821	$3,332	$9,276
Provision for credit losses	744	296	185	392	1,617
Other income	3,211	452	424	1,673	5,760
Non-interest expenses	4,529	255	791	2,317	7,892
Provision for income taxes	538	222	69	380	1,209
	$1,882	$320	$200	$1,916	$4,318
Corporate adjustments					(657)
Net income(2)					$3,661
Net income attributable to non-controlling interests(2)					114
Net income attributable to equityholders of the Bank(2)					3,547
Total average assets ($ billions)	$335	$44	$19	$109	$507
Corporate adjustments					6
Total average assets, including corporate adjustments					$513

(1)	Revenues are attributed to countries based on where services are performed or assets are recorded.
(2)	Refer to Note 1 of the consolidated financial statements for the impact of the new accounting standards adopted effective November 1, 2010. Prior period information has been reclassified to conform with current period presentation.

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24	Guarantees, commitments and contingent liabilities

(a)	Guarantees

A guarantee is a contract that contingently requires the guarantor to make payments to a third party based on (i) changes in an underlying interest rate, foreign exchange rate, index or other variable, including the occurrence or non-occurrence of an event, that is related to an asset, liability or equity security held by the guaranteed party, (ii) an indemnification provided to the third party with the characteristics listed above, (iii) another entity’s failure to perform under an obligating agreement, or (iv) another entity’s failure to perform in relation to its indebtedness. The various guarantees and indemnifications that the Bank provides to its customers and other third parties are presented below.

	2011	2010
As at October 31 ($ millions)	Maximum potential amount of future payments(1)	Maximum potential amount of future payments(1)
Standby letters of credit and letters of guarantee	$ 21,150	$ 20,450
Liquidity facilities	9,810	8,377
Derivative instruments	2,537	3,071
Indemnifications	559	538

(1)	The maximum potential amount of future payments represents those guarantees that can be quantified and excludes other guarantees that cannot be quantified. As many of these guarantees will not be drawn upon and the maximum potential amount of future payments listed above does not consider the possibility of recovery under recourse or collateral provisions, the above amounts are not indicative of future cash requirements, credit risk, or the Bank’s expected losses from these arrangements.

Standby letters of credit and letters of guarantee

Standby letters of credit and letters of guarantee are issued at the request of a Bank customer in order to secure the customer’s payment or performance obligations to a third party. These guarantees represent an irrevocable obligation of the Bank to pay the third-party beneficiary upon presentation of the guarantee and satisfaction of the documentary requirements stipulated therein, without investigation as to the validity of the beneficiary’s claim against the customer. Generally, the term of these guarantees does not exceed four years. The types and amounts of collateral security held by the Bank for these guarantees is generally the same as for loans. As at October 31, 2011, $8 million (2010 – $9 million) was included in other liabilities in the Consolidated Balance Sheet with respect to these guarantees.

Liquidity facilities

The Bank provides backstop liquidity facilities to asset-backed commercial paper conduits, administered by the Bank and by third parties. These facilities provide an alternative source of financing, in the event market disruption prevents the conduit from issuing commercial paper or, in some cases, when certain specified conditions or performance measures are not met. Generally, these facilities have a term of up to one year. Of the $9,810 million (2010 – $8,377 million) in backstop liquidity facilities provided to asset-backed commercial paper conduits, 95% (2010 – 95%) is committed liquidity for the Bank’s sponsored conduits.

The Bank provides partial credit enhancements in the form of financial standby letters of credit to commercial paper conduits, administered by the Bank. As at October 31, 2011, these credit enhancements amounted to $685 million (2010 – $669 million) and are considered as liquidity facilities in the above table. The credit enhancements are provided to ensure a high investment grade credit rating is achieved for notes issued by the conduits. Generally, these facilities have a term of up to one year. No amounts have been recorded in the Consolidated Balance Sheet with respect to these facilities.

Derivative instruments

The Bank enters into written credit derivative contracts under which a counterparty is compensated for losses on a specified referenced asset, typically a loan or bond, if a default or other defined triggering event occurs. The Bank also enters into written option contracts under which a counterparty is granted the right, but not the obligation, to sell a specified quantity of a financial instrument at a pre-determined price on or before a set date. These written option contracts are normally referenced to interest rates, foreign exchange rates or equity prices. Typically, a corporate or government entity is the counterparty to the written credit derivative and option contracts that meet the characteristics of guarantees described above. The maximum potential amount of future payments disclosed in the table above relates to written credit derivatives, puts and floors. However, these amounts exclude certain derivatives contracts, such as written caps, as the nature of these contracts prevents quantification of the maximum potential amount of future payments. As at October 31, 2011, $215 million (2010 – $196 million) was included in derivative instrument liabilities in the Consolidated Balance Sheet with respect to these derivative instruments.

Indemnifications

In the ordinary course of business, the Bank enters into many contracts which contain indemnification provisions, such as purchase contracts, service agreements, trademark licensing agreements, escrow arrangements, sales of assets or businesses, outsourcing agreements, leasing arrangements, clearing system arrangements, securities lending agency agreements and structured transactions. In such contracts, the Bank may indemnify counterparties to the contracts for certain aspects of the Bank’s operations that are dependent on other parties performance, or if certain events occur, such as changes in laws and regulations (including tax legislation), changes in financial condition of third parties, infringements and breaches of representations and warranties, undisclosed liabilities, and loss caused by the actions of third parties, or as a result of litigation claims by third parties. These indemnification provisions will vary based upon the contract. In certain types of arrangements, the Bank may in turn obtain indemnifications from other parties to the arrangement or may have access to collateral under recourse provisions. In many cases, there are no pre-determined amounts or limits included in these indemnification provisions and the occurrence of contingent events that will trigger payment under them is difficult to predict. Therefore, the Bank cannot estimate in all cases the maximum potential future amount that may be payable, nor the amount of collateral or assets available under recourse provisions that would mitigate any such payments. Historically, the Bank has not made any significant payments under these indemnities. As at October 31, 2011, $4 million (2010 – $4 million) was included in other liabilities in the Consolidated Balance Sheet with respect to indemnifications.

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(b)	Other indirect commitments

In the normal course of business, various other indirect commitments are outstanding which are not reflected on the Consolidated Balance Sheet. These may include:

–	Commercial letters of credit which require the Bank to honour drafts presented by a third party when specific activities are completed;
–	Commitments to extend credit which represent undertakings to make credit available in the form of loans or other financings for specific amounts and maturities, subject to specific conditions;
–	Securities lending transactions under which the Bank, acting as principal or agent, agrees to lend securities to a borrower. These transferred securities are not derecognized. The borrower must fully collateralize the security loan at all times. The market value of the collateral is monitored relative to the amounts due under the agreements, and where necessary, additional collateral is obtained; and
–	Security purchase commitments which require the Bank to fund future investments.

These financial instruments are subject to normal credit standards, financial controls and monitoring procedures.

The table below provides a detailed breakdown of the Bank’s other indirect commitments expressed in terms of the contractual amounts of the related commitment or contract which are not reflected on the Consolidated Balance Sheet.

As at October 31 ($ millions)	2011(1)	2010(1)
Commercial letters of credit	$1,340	$1,090
Commitments to extend credit(2)(3)
Original term to maturity of one year or less	41,709	43,089
Original term to maturity of more than one year	65,806	60,493
Securities lending	12,334	12,463
Security purchase and other commitments	574	436
Total	$121,763	$117,571

(1)	Amounts relating to variable interest entities are disclosed in Note 6.
(2)	Includes liquidity facilities, net of credit enhancements.
(3)	Excludes commitments which are unconditionally cancellable at the Bank’s discretion at any time.

(c)	Lease commitments and other executory contracts

Minimum future rental commitments at October 31, 2011, for buildings and equipment under long-term, non-cancellable leases are shown below.

For the year ($ millions)
	2012	$234
	2013	208
	2014	175
	2015	144
	2016	112
	2017 and thereafter	325
	Total	$1,198

Building rent expense, net of rental income from subleases, included in the Consolidated Statement of Income was $276 million (2010 – $243 million; 2009 – $243 million). In addition, the Bank and its subsidiaries have entered into certain long-term executory contracts relating to outsourced services. The significant outsourcing arrangements have variable pricing based on utilization and are cancellable with notice.

(d)	Assets pledged and repurchase agreements

In the ordinary course of business, securities and other assets are pledged against liabilities. As well, securities are sold under repurchase agreements. Details of these activities are shown below.

As at October 31 ($ millions)	2011	2010
Assets pledged to:
Bank of Canada(1)	$25	$25
Foreign governments and central banks(1)	6,293	7,044
Clearing systems, payment systems and depositories(1)	1,853	2,026
Assets pledged in relation to exchange-traded derivative transactions	1,293	561
Assets pledged as collateral related to securities borrowed, and securities lent	31,684	33,015
Assets pledged in relation to over-the-counter derivative transactions	4,994	5,267
Assets pledged in relation to covered bonds (refer to Note 6a)	11,435	7,584
Other	3,195	103
Total assets pledged	$60,772	$55,625
Obligations related to securities sold under repurchase agreements(2)	46,062	40,286
Total	$106,834	$95,911

(1)	Includes assets pledged in order to participate in clearing and payment systems and depositories, or pledged or lodged to have access to the facilities of central banks in foreign jurisdictions.
(2)	The securities sold under repurchase agreements are not derecognized.

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(e)	Litigation

In the ordinary course of business, the Bank and its subsidiaries are routinely defendants in or parties to a number of pending and threatened legal actions and proceedings, including actions brought on behalf of various classes of claimants.

In view of the inherent difficulty of predicting the outcome of such matters, the Bank cannot state what the eventual outcome of such matters will be; however, based on current knowledge, management does not believe that liabilities, if any, arising from pending litigation will have a material adverse effect on the consolidated financial position, or results of operations of the Bank.

25	Financial instruments – risk management

The Bank’s principal business activities result in a balance sheet that consists primarily of financial instruments. In addition, the Bank uses derivative financial instruments for both trading and asset/liability management purposes. The principal financial risks that arise from transacting financial instruments include credit risk, liquidity risk and market risk. The Bank uses comprehensive risk management techniques to monitor, evaluate and manage these risks, as follows:

–	extensive risk management policies define the Bank’s risk appetite, set the limits and controls within which the Bank and its subsidiaries can operate, and reflect the requirements of regulatory authorities. These policies are approved by the Bank’s Board of Directors, either directly or through the Executive and Risk Committee, (the Board);
–	guidelines are developed to clarify risk limits and conditions under which the Bank’s risk policies are implemented;
–	processes are implemented to identify, evaluate, document, report and control risk. Standards define the breadth and quality of information required to make a decision; and
–	compliance with risk policies, limits and guidelines is measured, monitored and reported to ensure consistency against defined goals.

Further details on the fair value of financial instruments and how these amounts were determined are provided in Note 26. Note 28 provides details on the terms and conditions of the Bank’s derivative financial instruments including notional amounts, remaining term to maturity, credit risk, and fair values of derivatives used in trading activities and asset/liability management including hedging.

(a)	Credit risk

Credit risk is the risk of loss resulting from the failure of a borrower or counterparty to honour its financial or contractual obligations to the Bank. The Bank’s credit risk strategy and credit risk policy are developed by its Global Risk Management (GRM) department and are reviewed and approved by the Board on an annual basis. The credit risk strategy defines target markets and risk tolerances that are developed at an all-Bank level, and then further refined at the business line level. The objectives of the credit risk strategy are to ensure that, for the Bank, including the individual business lines:

–	target markets and product offerings are well defined;
–	the risk parameters for new underwritings and for the portfolios as a whole are clearly specified; and
–	transactions, including origination, syndication, loan sales and hedging, are managed in a manner that is consistent with the Bank’s risk appetite.

The credit risk policy sets out, among other things, the credit risk rating systems and associated parameter estimates, the delegation of authority for granting credit, the calculation of the allowance for credit losses and the authorization of write-offs. It forms an integral part of enterprise-wide policies and procedures that encompass governance, risk management and control structure.

The Bank’s credit risk rating systems are designed to support the determination of key credit risk parameter estimates which measure credit and transaction risk. For non-retail exposures, parameters are associated with each credit facility through the assignment of borrower and transaction ratings. Borrower risk is evaluated using methodologies that are specific to particular industry sectors and/or business lines. The risk associated with facilities of a given borrower is assessed by considering the facilities’ structural and collateral-related elements. For retail portfolios, each exposure has been assigned to a particular pool (real estate secured, other retail – term lending, unsecured revolving)

and within each pool to a risk grade. This process provides for a meaningful differentiation of risk, and allows for appropriate and consistent estimation of loss characteristics at the pool and risk grade level. Further details on credit risk relating to derivatives are provided in Note 28(c).

(i)	Credit risk exposures

Credit risk exposures disclosed below are presented based on Basel II approaches utilized by the Bank. The Bank uses the advanced internal ratings based approach (AIRB) for all material Canadian, U.S. and European portfolios, and effective 2011 for a significant portion of international corporate and commercial portfolios. The remaining portfolios, including other international portfolios, are treated under the standardized approach. Under the AIRB approach, the Bank uses internal risk parameter estimates, based on historical experience, for probability of default (PD), loss given default (LGD) and exposure at default (EAD), as defined below:

–	EAD: Generally represents the expected gross exposure – outstanding amount for on-balance sheet exposure and loan equivalent amount for off-balance sheet exposure.
–	PD: Measures the likelihood that a borrower will default within a 1-year time horizon, expressed as a percentage.
–	LGD: Measures the severity of loss on a facility in the event of a borrower’s default, expressed as a percentage of exposure at default.

Under the standardized approach, credit risk is estimated using the risk weights as prescribed by the Basel II framework either based on credit assessments by external rating agencies or based on the counterparty type for non-retail exposures and product type for retail exposures. Standardized risk weights also take into account other factors such as specific provisions for defaulted exposures, eligible collateral, and loan-to-value for real estate secured retail exposures.

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	2011				2010
	Exposure at default(1)
As at October 31 ($ millions)	Drawn(2)	Undrawn commitments	Other exposures(3)	Total	Total
By counterparty type
Non-retail
AIRB portfolio
Corporate	$72,341	$ 40,712	$34,124	$147,177	$111,522
Bank	22,373	11,153	22,265	55,791	43,508
Sovereign(4)	100,185	1,086	4,043	105,314	82,728
	194,899	52,951	60,432	308,282	237,758
Standardized portfolio
Corporate	27,455	1,797	1,401	30,653	51,202
Bank	3,651	188	56	3,895	14,564
Sovereign	3,379	42	–	3,421	13,029
	34,485	2,027	1,457	37,969	78,795
Total non-retail	$229,384	$ 54,978	$61,889	$346,251	$316,553
Retail
AIRB portfolio
Real estate secured	$91,735	$ 11,780	$–	$103,515	$98,744
Qualifying revolving	14,239	12,195	–	26,434	19,783
Other retail	13,539	630	–	14,169	12,424
	119,513	24,605	–	144,118	130,951
Standardized portfolio
Real estate secured	16,592	–	–	16,592	16,666
Other retail	13,669	–	–	13,669	12,567
	30,261	–	–	30,261	29,233
Total retail	$149,774	$ 24,605	$–	$174,379	$160,184
Total	$379,158	$ 79,583	$61,889	$520,630	$476,737

By geography(5)
Canada	$230,707	$ 49,845	$25,092	$305,644	$280,984
United States	39,972	18,564	22,067	80,603	73,316
Mexico	11,580	161	760	12,501	12,658
Other International
Europe	14,630	4,784	7,865	27,279	27,153
Caribbean	27,505	2,242	2,088	31,835	30,490
Latin America (excluding Mexico)	26,972	820	1,684	29,476	25,267
All Other	27,792	3,167	2,333	33,292	26,869
Total	$379,158	$ 79,583	$61,889	$520,630	$476,737

(1)	After credit risk mitigation, Basel II exposures excludes available-for-sale equity securities and other assets.
(2)	Includes loans, acceptances, deposits with banks and available-for-sale debt securities.
(3)	Not applicable for retail exposures. Includes off-balance sheet lending instruments such as letters of credit, letters of guarantee, securitizations, derivatives and repo-style transactions (reverse repurchase agreements, repurchase agreements, securities lending and securities borrowing), net of related collateral.
(4)	AIRB drawn and undrawn exposures include government guaranteed mortgages.
(5)	Geographic segmentation is based upon the location of the ultimate risk of the credit exposure.

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CONSOLIDATED FINANCIAL STATEMENTS

Balance sheet asset categories cross-referenced to credit risk exposures

The table below provides a mapping of on-balance sheet asset categories that are included in the various Basel II exposure categories as presented in the credit exposure summary table on page 153 of these financial statements. The amounts for Basel II purposes do not include certain assets such as cash, precious metals, available-for-sale equity securities and other assets. Also excluded from Basel II credit exposures are all trading book assets and assets of the Bank’s insurance subsidiaries.

	Balance sheet asset exposures
	Drawn(1)			Other exposures
As at October 31, 2011 ($ millions)	Non-retail		Retail	Securitization	Repo-style transactions	Derivatives
Deposits with banks	$36,396		$–	$–	$6,914	$–
Available-for-sale debt securities	26,179	(2)	21,446	397	–	–
Residential mortgages	53,982	(3)	68,641	–	–	–
Personal and credit cards loans	–		59,562	2,934	–	–
Securities purchased under resale agreements	–		–	–	34,582	–
Business and government loans	103,353		–	1,126	7,814	–
Customers’ liability under acceptances	8,171		–	–	–	37,208
Derivative instruments	–		–	–	–	–
Other assets	1,303		125	–	–	–
Total	$229,384		$149,774	$4,457	$49,310	$37,208
As at October 31, 2010	$201,014		$153,412	$6,926	$41,238	$26,852

(1)	Gross of allowances for credit losses for AIRB exposures and net of specific allowances for standardized exposures.
(2)	Includes securities held as trading under fair value option.
(3)	Includes government guaranteed residential mortgages.

(ii)	Credit quality of non-retail exposures

Credit decisions are made based upon an assessment of the credit risk of the individual borrower or counterparty. Key factors considered in the assessment include: the borrower’s management; the borrower’s current and projected financial results and credit statistics; the industry in which the borrower operates; economic trends; and geopolitical risk. Banking units and Global Risk Management also review the credit quality of the credit portfolio across the organization on a regular basis to assess whether economic trends or specific events may affect the performance of the portfolio.

The Bank’s non-retail portfolio is well diversified by industry. As at October 31, 2011 and October 31, 2010, a significant portion of the authorized corporate and commercial lending portfolio was internally assessed at a grade that would generally equate to an investment grade rating by external rating agencies.

Internal grades are used to differentiate the risk of default of borrower. The following table cross references the Bank’s internal borrower grades with equivalent ratings categories utilized by external rating agencies:

Cross referencing of internal ratings to external ratings
Equivalent External Ratings
Internal Grades	Moodys	S&P
Investment grade
99 – 98	Aaa to Aa1	AAA to AA+
95 – 90	Aa2 to A3	AA to A-
87 – 83	Baa1 to Baa3	BBB+ to BBB-
Non-investment grade
80 – 75	Ba1 to Ba3	BB+ to BB-
73 – 70	B1 to B3	B+ to B-
Watch List
65 – 30
Default
27 – 21

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Non-retail AIRB portfolio

The credit quality of the non-retail AIRB portfolio, expressed in terms of risk categories of borrower internal grades is shown in the table below:

	2011				2010
	Exposure at default(1)
As at October 31 ($ millions) Category of internal grades	Drawn	Undrawn commitments	Other exposures(2)	Total	Total
Investment grade	$88,990	$ 39,222	$51,901	$180,113	$145,253
Non-investment grade	48,106	13,370	7,766	69,242	38,967
Watch list	2,733	217	69	3,019	3,185
Default	1,518	142	103	1,763	837
Total, excluding residential mortgages	$141,347	$ 52,951	$59,839	$254,137	$188,242
Government guaranteed residential mortgages(3)	53,552	–	–	53,552	48,733
Total	$194,899	$ 52,951	$59,839	$307,689	$236,975

(1)	After credit risk mitigation.
(2)

Includes off-balance sheet lending instruments such as letters of credit, letters of guarantee, derivatives, securitizations, excluding first loss protection of $593 (October 31, 2010 – $783) and repo-style transactions (reverse repurchase agreements, repurchase agreements and securities lending and borrowing), net of related collateral.

(3)	Under Basel II, these exposures are classified as sovereign exposure and included in the non-retail category.

Non-retail standardized portfolio

Non-retail standardized portfolio as at October 31, 2011 comprised of drawn, undrawn and other exposures to corporate, bank and sovereign counterparties amounted to $38 billion (October 31, 2010 – $79 billion).

Exposures to most Corporate/Commercial counterparties mainly in the Caribbean and Latin American region, are to non-investment grade counterparties based on the Bank’s internal grading systems.

(iii)	Credit quality of retail exposures

The Bank’s credit underwriting methodology and risk modeling is more customer focused than product focused. Generally, decisions on consumer loans are based on risk ratings, which are generated using predictive scoring models. Individual credit requests are processed by proprietary adjudication software designed to calculate the maximum debt for which a customer qualifies.

The Bank’s retail portfolios consist of a number of relatively small loans to a large number of borrowers. The portfolios are distributed across Canada and a wide range of countries. As such, the portfolios inherently have a high degree of diversification.

Retail AIRB portfolio

The data in the table below provides a distribution of the retail AIRB exposure within each PD grade by exposure class:

	2011						2010
As at October 31 ($ millions)	Exposure at default(1)
		Real estate secured
Category of (PD) grades	PD range	Mortgages	Line of credit	Qualifying revolving	Other retail	Total	Total
Very low	0.0000 – 0.2099%	$56,282	$ 22,314	$11,363	$2,208	$92,167	$84,182
Low	0.2100 – 0.4599%	5,814	282	4,383	5,891	16,370	19,510
Medium	0.4600 – 3.1999%	9,327	5,572	8,058	4,725	27,682	23,249
High	3.200 – 17.2899%	1,852	1,311	2,112	978	6,253	2,461
Very high	17.2900 – 99.9999%	321	201	335	247	1,104	998
Default	100%	202	37	183	120	542	551
Total		$73,798	$ 29,717	$26,434	$14,169	$144,118	$130,951

(1)	After credit risk mitigation.

Retail standardized portfolio

As at October 31, 2011, the retail standardized portfolio of $30 billion (October 31, 2010 – $29 billion) was comprised of residential mortgages, personal loans, credit cards and lines of credit to individuals, mainly in the Caribbean and Latin American region. Of the total retail standardized portfolio, $17 billion (October 31, 2010 – $17 billion) was represented by mortgages and loans secured by residential real estate, mostly with a loan-to-value ratio of below 80%.

(iv)	Collateral

Collateral held

In the normal course of business, to reduce its exposure to counterparty credit risk, the Bank receives collateral on derivative, securities borrowing and lending, and other transactions related to the capital markets. The following are examples of the terms and conditions customary to collateral for these types of transactions:

–	The risks and rewards of the pledged assets reside with the pledgor.
–	Additional collateral is required when the market value of the transaction exceeds thresholds agreed upon with the pledgor.
–	The Bank is normally permitted to sell or repledge the collateral it receives, although this right is specific to each agreement under which the collateral is pledged.

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CONSOLIDATED FINANCIAL STATEMENTS

–	Upon satisfaction of the obligation, the Bank must return the pledged assets; unless the Bank has the right to sell or repledge the collateral it receives, in which case the Bank must return comparable collateral to the pledgor.

As at October 31, 2011, the approximate market value of collateral accepted that may be sold or repledged by the Bank was $59.3 billion (2010 – $44.3 billion). This collateral is held primarily in connection with reverse repurchase agreements, securities borrowing and lending, and derivative transactions.

Collateral pledged

In the normal course of business, securities and other assets are pledged to secure an obligation, participate in clearing or settlement systems, or operate in a foreign jurisdiction. Note 24(d) details the nature and extent of the Bank’s asset pledging activities. Asset pledging transactions are conducted under terms that are common and customary to standard derivative, securities borrowing and lending, and other lending activities. Standard risk management controls are applied with respect to asset pledging.

(b)	Liquidity risk

Liquidity risk is the risk that the Bank is unable to meet its financial obligations in a timely manner at reasonable prices. The Bank’s liquidity risk is subject to extensive risk management controls and is managed within the framework of policies and limits approved by the Board. The Board receives reports on risk exposures and performance against approved limits. The Liability Committee (LCO) provides senior management oversight of liquidity risk through its weekly meetings.

The key elements of the Bank’s liquidity risk management framework include:

–	liquidity risk measurement and management limits, including limits on maximum net cash outflow by currency over specified short-term horizons;
–	prudent diversification of its wholesale funding activities by using a number of different funding programs to access the global financial markets and manage its maturity profile, as appropriate;
–	large holdings of liquid assets to support its operations, which can generally be sold or pledged to meet the Bank’s obligations;
–	liquidity stress testing, including Bank-specific, Canada-systemic, and global-systemic scenarios; and
–	liquidity contingency planning.

The Bank’s foreign operations have liquidity management frameworks that are similar to the Bank’s framework. Local deposits are managed from a liquidity risk perspective based on the local management frameworks and regulatory requirements.

(i)	Contractual maturities

The table below shows the contractual maturities of certain of the Bank’s financial liabilities:

As at October 31, 2011 ($ millions)	Payable on demand	Payable after notice	Payable in less than one year	Payable in one to five years	Payable in greater than five years	Total
Deposits	$60,324	$ 67,438	$ 192,337	$ 70,110	$ 6,167	$396,376
Subordinated debentures	–	–	–	251	5,672	5,923
Total	$60,324	$ 67,438	$ 192,337	$ 70,361	$ 11,839	$402,299
As at October 31, 2010	$55,641	$ 67,674	$ 167,711	$ 66,523	$ 10,540	$368,089

(ii)	Commitments to extend credit

In the normal course of business, the Bank enters into commitments to extend credit in the form of loans or other financings for specific amounts and maturities, subject to specific conditions. These commitments, which are not reflected on the Consolidated Balance Sheet, are subject to normal credit standards, financial controls and monitoring procedures. As at October 31, 2011 and October 31, 2010, approximately half of the commitments to extend credit had a remaining term to maturity of less than one year.

(iii)	Derivative instruments

The Bank is subject to liquidity risk relating to its use of derivatives to meet customer needs, generate revenues from trading activities, manage market and credit risks arising from its lending, funding and investment activities, and lower its cost of capital. The maturity profile of the notional amounts of the Bank’s derivative instruments is summarized in Note 28(b).

(c)	Market risk

Market risk arises from changes in market prices and rates (including interest rates, credit spreads, equity prices, foreign exchange rates and commodity prices), the correlations among them, and their levels of volatility. Market risk is subject to extensive risk management controls, and is managed within the framework of market risk policies and limits approved by the Board. The LCO and Market Risk Management and Policy Committee oversee the application of the framework set by the Board, and monitor the Bank’s market risk exposures and the activities that give rise to these exposures.

The Bank uses a variety of metrics and models to measure and control market risk exposures. The measurements used are selected based on an assessment of the nature of risks in a particular activity. The principal measurement techniques are Value at Risk (VaR), stress testing, sensitivity analysis and simulation modeling, and gap analysis. The Board reviews results from these metrics quarterly. Models are independently validated internally prior to implementation and are subject to formal periodic review.

VaR is a statistical measure that estimates the potential loss in value of the Bank’s positions due to adverse market movements over a defined time horizon with a specified confidence level. The quality of the Bank’s VaR is validated by regular back testing analysis, in which the VaR is compared to theoretical and actual profit and loss results. To complement VaR, the Bank also uses stress testing to examine the impact that abnormally large swings in market factors and periods of prolonged inactivity might have on trading portfolios. The stress testing program is designed to identify key risks and ensure that the Bank’s capital can absorb potential losses from abnormal events. The Bank subjects its trading portfolios to more than 75 stress tests on a daily basis, and more than 250 stress tests on a monthly basis.

Sensitivity analysis assesses the effect of changes in interest rates on current earnings and on the economic value of assets and liabilities. Simulation modeling under various scenarios is particularly important for managing risk in the deposit, lending and investment products the Bank offers to its retail customers. Gap analysis is used to assess the interest

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rate sensitivity of the Bank’s retail, wholesale banking and international operations. Under gap analysis, interest rate-sensitive assets, liabilities and derivative instruments are assigned to defined time periods, on the earlier of contractual repricing or maturity dates on the basis of expected repricing dates.

(i)	Interest rate risk

Interest rate risk, inclusive of credit spread risk, is the risk of loss due to the following: changes in the level, slope and curvature of the yield curve; the volatility of interest rates; mortgage prepayment rates; changes in the market price of credit; and the creditworthiness of a particular issuer. The Bank actively manages its interest rate exposures with the objective of enhancing net interest income within established risk tolerances. Interest rate risk arising from the Bank’s funding and investment activities is managed in accordance with Board-approved policies and global limits, which are designed to control the risk to income and economic value of shareholders’ equity. The income limit measures the effect of a specified shift in interest rates on the Bank’s annual net income, while the economic value limit measures the impact of a specified change in interest rates on the present value of the Bank’s net assets. Interest rate exposures in individual currencies are also controlled by gap limits.

Interest rate sensitivity gap

The following table summarizes carrying amounts of balance sheet assets, liabilities and equity, and derivative instrument notional amounts in order to arrive at the Bank’s interest rate gap based on the earlier of contractual repricing or maturity dates. To arrive at the Bank’s view of its effective interest rate gap, adjustments are made to factor in expected mortgage and loan repayments based on historical patterns and reclassify the Bank’s trading instruments to the Immediately rate sensitive and Within 3 months categories.

All Bank	2011
As at October 31 ($ millions)	Immediately rate sensitive(1)	Within 3 months	Three to 12 months	One to 5 years	Over 5 years	Non-rate sensitive		Total
Cash resources	$ 1,671	$39,342	$704	$–	$–	$12,754		$54,471
Trading securities	19	4,743	5,903	14,736	11,169	26,757		63,327
Securities, other than trading	1,703	9,692	5,108	30,452	1,923	7,668	(2)	56,546
Securities purchased under resale agreements	2,983	27,548	4,051	–	–	–		34,582
Loans	30,268	158,097	31,744	69,197	8,125	1,271	(3)	298,702
Other assets	–	–	–	–	–	67,628	(4)	67,628
Total assets	$ 36,644	$239,422	$47,510	$114,385	$21,217	$116,078		$575,256
Deposits	$ 48,436	$217,131	$43,309	$68,836	$3,697	$14,967		$396,376
Obligations related to assets sold under repurchase agreements	9,379	35,753	930	–	–	–		46,062
Obligations related to securities sold short	24	897	1,005	6,993	4,800	1,731		15,450
Subordinated debentures	–	–	172	5,214	537	–		5,923
Capital instrument liabilities	–	–	–	–	–	–		–
Other liabilities	–	–	–	–	–	78,045	(4)	78,045
Shareholders’ equity	–	–	–	–	–	33,400	(4)	33,400
Total liabilities and shareholders’ equity	$ 57,839	$253,781	$45,416	$81,043	$9,034	$128,143		$575,256
On-balance sheet gap	(21,195)	(14,359)	2,094	33,342	12,183	(12,065)		–
Off-balance sheet gap	–	10,748	1,025	(12,051)	278	–		–
Interest rate sensitivity gap based on contractual repricing	(21,195)	(3,611)	3,119	21,291	12,461	(12,065)		–
Adjustment to expected repricing	38,885	14,268	(11,213)	(23,052)	(8,708)	(10,180)		–
Total interest rate sensitivity gap	$ 17,690	$10,657	$(8,094)	$(1,761)	$3,753	$(22,245)		$–
Cumulative gap	$ 17,690	$28,347	$20,253	$18,492	$22,245	$–		–
As at October 31, 2010 ($ millions)
Total interest rate sensitivity gap	$ (7,952)	$32,649	$(9,526)	$1,855	$4,558	$(21,584)		$–
Cumulative gap	$ (7,952)	$24,697	$15,171	$17,026	$21,584	$–		$–

(1)	Represents those financial instruments whose interest rates change concurrently with a change in the underlying interest rate basis, for example, prime rate loans.
(2)	This represents common shares, preferred shares and equity accounted investments.
(3)	This represents net impaired loans, less the general allowance.
(4)	This includes non-financial instruments.

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Average effective yields by the earlier of the contractual repricing or maturity dates

The following tables summarize average effective yields, by the earlier of the contractual repricing or maturity dates, for the following interest rate-sensitive financial instruments:

As at October 31, 2011 (%)	Immediately rate sensitive	Within 3 months	Three to 12 months	One to 5 years	Over 5 years	Total
Cash resources	1.8%	0.6%	1.4%	–%	–%	0.7%
Trading securities	–	2.0	2.2	2.2	3.5	2.6
Securities, other than trading(1)	1.6	2.9	4.0	3.7	4.5	3.5
Securities purchased under resale agreements	0.1	1.3	1.0	–	–	1.1
Loans(2)	4.3	3.4	5.4	4.8	5.7	4.1
Deposits(3)	0.9	0.8	2.3	3.0	5.2	1.4
Obligations related to assets sold under repurchase agreements	0.1	1.3	1.4	–	–	1.1
Obligations related to securities sold short	0.2	0.9	1.1	1.0	2.3	1.5
Subordinated debentures(3)	–	–	0.1	5.6	5.7	5.5	(4)

As at October 31, 2010 (%)	Immediately rate sensitive	Within 3 months	Three to 12 months	One to 5 years	Over 5 years	Total
Cash resources	2.8%	0.6%	0.9%	–%	–%	0.7%
Trading securities	–	1.1	1.6	2.4	3.6	2.5
Securities, other than trading(1)	1.2	4.5	3.7	4.2	4.2	3.9
Securities purchased under resale agreements	0.2	1.2	0.7	–	–	1.2
Loans(2)	5.0	3.5	4.3	4.9	6.2	4.2
Deposits(3)	0.8	0.9	2.4	3.2	5.4	1.5
Obligations related to securities sold under repurchase agreements(3)	0.2	1.2	1.7	–	–	1.1
Obligations related to securities sold short	–	0.9	1.1	1.3	3.0	1.8
Subordinated debentures(3)	–	–	0.7	5.4	6.3	5.5	(4)
Capital instrument liabilities(3)	–	7.3	–	–	–	7.3

(1)	Yields are based on cost or amortized cost and contractual interest or stated dividend rates adjusted for amortization of premiums and discounts. Yields on tax-exempt securities have not been computed on a taxable equivalent basis.
(2)	Yields are based on book values, net of allowance for credit losses, and contractual interest rates, adjusted for the amortization of any unearned income.
(3)	Yields are based on book values and contractual rates.
(4)	After adjusting for the impact of related derivatives, the yield was 5.2% (2010 – 5.2%).

Interest rate sensitivity

Based on the Bank’s interest rate positions, the following table shows the pro-forma after-tax impact on the Bank’s net income over the next twelve months and economic value of shareholders’ equity of an immediate and sustained 100 and 200 basis point increase and decrease in interest rates across major currencies as defined by the Bank.

As at October 31	2011						2010
	Net income			Economic value of equity
($ millions)	Canadian dollar	Other currencies(1)	Total	Canadian dollar	Other currencies(1)	Total	Net income	Economic value of equity
100 bp increase	$139	$39	$178	$56	$(200)	$(144)	$50	$(415)
100 bp decrease	$(144)	$(41)	$(185)	$(149)	$235	$86	$(35)	$411
200 bp increase	$291	$77	$368	$79	$(379)	$(300)	$102	$(829)
200 bp decrease	$(284)	$(82)	$(366)	$(328)	$452	$124	$(80)	$858

(1)	The 2011 net income and economic value of equity includes Mexican, Chilean and Peruvian currency balance sheets.

(ii)	Non-trading foreign currency risk

Foreign currency risk is the risk of loss due to changes in spot and forward rates, and the volatility of currency exchange rates. Non-trading foreign currency risk, also referred to as structural foreign exchange risk, arises primarily from Bank’s net investments in self-sustaining foreign operations and is controlled by a Board-approved limit. This limit considers potential volatility to shareholders’ equity as well as the potential impact on capital ratios from foreign exchange fluctuations. On a quarterly basis, the LCO reviews the Bank’s exposures to these net investments. The Bank may fully or partially hedge this exposure by funding the investments in the same currency, or by using other financial instruments, including derivatives.

The Bank is subject to foreign currency risk on the earnings of its foreign operations. To manage this risk, foreign currency revenues and expenses, which are primarily denominated in U.S. dollars, are

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projected over a number of future fiscal quarters. The LCO assesses economic data and forecasts to decide on the portion of the estimated future foreign currency revenues and expenses to hedge. Hedging instruments normally include foreign currency spot and forward contracts, as well as foreign currency options and swaps.

As at October 31, 2011, a one percent increase (decrease) in the Canadian dollar against all currencies in which the Bank operates decreases (increases) the Bank’s before-tax annual earnings by approximately $33 million (October 31, 2010 – $34 million) in the absence of hedging activity, primarily from exposure to U.S. dollars. A similar change in the Canadian dollar as at October 31, 2011 would increase (decrease) the unrealized foreign currency translation losses in the accumulated other comprehensive income section of shareholders’ equity by approximately $216 million (October 31, 2010 – $199 million), net of hedging.

(iii)	Equity risk

Equity risk is the risk of loss due to adverse movements in equity prices. Equity price risk is often classified into two categories: general equity risk, which refers to the sensitivity of an instrument or portfolio’s value to changes in the overall level of equity prices, and specific equity risk, which refers to that portion of an individual equity instrument’s price volatility that is determined by entity-specific characteristics.

The Bank is exposed to equity risk through its equity investment portfolios, which are controlled by Board-approved portfolio, VaR, and stress-test limits. Equity investments include common and preferred shares, as well as a diversified portfolio of third-party managed funds.

The majority of the Bank’s equity investment portfolios are managed by Group Treasury under the strategic direction of the LCO. The Investment Committee reviews and approves equity investment strategies, tactical asset allocation and specified types of transactions identified in its mandate. Group Treasury delegates the management of a portion of equity and equity-related portfolios to other external fund managers to take advantage of these fund managers’ expertise in particular market niches and products.

The fair value of available-for-sale equity securities is shown in Note 3.

(iv)	Trading portfolio risk management

Trading activity of the Bank is primarily focused on client flow transactions. A trading portfolio consists of positions in financial products held either with trading intent or in order to hedge other elements of the trading book.

Market risk arising from the Bank’s trading activities is managed in accordance with Board-approved policies and limits, including aggregate VaR and stress testing limits.

Trading portfolios are marked-to-market in accordance with the Bank’s valuation policies. Positions are marked-to-market daily and valuations are independently reviewed by back office or GRM units on a regular basis. These units also provide profit and loss reporting, as well as VaR and limit compliance reporting to business unit management and executive management for evaluation and action as appropriate. VaR is calculated daily using a 99% confidence level, and a one-day holding period. This means that, about once in every 100 days, the trading positions are expected to lose more than the VaR estimate. The Bank calculates general market risk and equity specific risk VaR using historical simulation based on 300 days of market data. For debt specific risk VaR, the Bank uses a combination of Monte Carlo and historical simulation. The table below shows the Bank’s VaR by risk factor:

One-day VaR by risk factor

		For the year ended October 31, 2011
($ millions)	As at October 31, 2011	Average	High	Low	As at October 31, 2010
Interest rate	$ 8.3	$ 10.3	$ 20.9	$6.2	$ 9.0
Equities	1.7	4.8	10.9	1.1	3.4
Foreign exchange	1.3	1.2	2.4	0.4	0.9
Commodities	2.6	2.2	4.5	1.2	1.5
Diversification	(5.4)	(7.2)	n/a	n/a	(6.3)
All-Bank VaR	$ 8.5	$ 11.3	$ 19.6	$7.8	$ 8.5

26  Financial instruments – fair value

Fair value is normally defined as the amount of consideration that would be agreed upon in an arms-length transaction between knowledgeable, willing parties who are under no compulsion to act. The best evidence of fair value is quoted bid or ask prices in an active market. Quoted prices are not always available for over-the-counter transactions, as well as transactions in inactive or illiquid markets. In these instances, internal models, normally with observable market-based inputs, are used to estimate fair value. Financial instruments traded in a less active market have been valued using indicative market prices, present value or other valuation techniques. Fair value estimates normally do not consider forced or liquidation sales. Where financial instruments trade in inactive markets or when using models where observable parameters do not exist, greater management judgement is required for valuation purposes. In addition, the calculation of estimated fair value is based on market conditions at a specific point in time and therefore may not be reflective of future fair values.

Changes in interest rates and credit spreads are the main cause of changes in the fair value of the Bank’s financial instruments resulting in a favourable or unfavourable variance compared to book value. For the Bank’s financial instruments carried at cost or amortized cost, the carrying value is not adjusted to reflect increases or decreases in fair value due to market fluctuations, including those due to interest rate changes. For available-for-sale securities, derivatives and financial instruments held for trading purposes, the carrying value is adjusted regularly to reflect the fair value.

The book value of certain financial assets and financial liabilities that are carried at cost or amortized cost may exceed their fair value due primarily to changes in interest rates and credit spreads. In such instances, the Bank does not reduce the book value of these financial assets and financial liabilities to their fair value as it is the Bank’s intention to hold them until there is a recovery of fair value, which may be to maturity.

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Fair value of financial instruments

The following table sets out the fair values of financial instruments of the Bank using the valuation methods and assumptions described below. The fair values disclosed do not reflect the value of assets and liabilities that are not considered financial instruments, such as land, buildings and equipment.

	2011			2010
As at October 31 ($ millions)	Total fair value	Total carrying value	Favourable/ (Unfavourable)	Total fair value	Total carrying value	Favourable/ (Unfavourable)
Assets:
Cash resources	$54,471	$54,471	$ –	$46,027	$46,027	$ –
Securities	119,873	119,873	–	116,563	116,563	–
Securities purchased under resale agreements	34,582	34,582	–	27,920	27,920	–
Loans	302,982	298,702	4,280	285,982	284,224	1,758
Customers’ liability under acceptances	8,172	8,172	–	7,616	7,616	–
Derivative instruments (Note 28)	37,208	37,208	–	26,852	26,852	–
Other	7,622	7,622	–	6,820	6,820	–
Liabilities:
Deposits	397,914	396,376	(1,538)	363,323	361,650	(1,673)
Acceptances	8,172	8,172	–	7,616	7,616	–
Obligations related to securities sold under repurchase agreements	46,062	46,062	–	40,286	40,286	–
Obligations related to securities sold short	15,450	15,450	–	21,519	21,519	–
Other	29,294	29,294	–	29,063	29,063	–
Subordinated debentures	6,348	5,923	(425)	6,439	5,939	(500)
Capital instrument liabilities	–	–	–	505	500	(5)
Derivative instruments (Note 28)	40,889	40,889	–	31,990	31,990	–

Determination of fair value

The following methods and assumptions were used to estimate the fair values of financial instruments (refer to Note 28(d) for fair value of derivative instruments).

The fair values of cash resources, securities purchased under resale agreements, customers’ liability under acceptances, other assets, obligations related to securities sold under repurchase agreements, acceptances and other liabilities are assumed to approximate their carrying values, due to their short-term nature.

Fair values of securities are disclosed in Note 3 for those securities that have quoted market prices; for available-for-sale equity securities that have no quoted market prices, the amounts reflected in the table above include such securities at cost. The value of obligations related to securities sold short are carried at fair value. These fair values are based on quoted prices, when available. When a quoted price is not readily available, fair values are estimated using quoted market prices of similar securities, or other valuation techniques.

The estimated fair value of loans reflects changes in the general level of interest rates that have occurred since the loans were originated. The particular valuation methods used are as follows:

–	For floating rate loans, potential adjustments for credit spread changes are not considered when estimating fair values. Therefore, fair value is assumed to be equal to book value.
–	For all other loans, fair value is determined by discounting the expected future cash flows of these loans at market rates for loans with similar terms and risks.

The fair values of deposits payable on demand or after notice or floating rate deposits payable on a fixed date are not adjusted for credit spread changes. Therefore, fair value is assumed to equal book value for these types of deposits. The estimated fair values of fixed-rate deposits payable on a fixed date are determined by discounting the contractual cash flows, using market interest rates currently offered for deposits with similar terms and risks.

The fair values of subordinated debentures and capital instrument liabilities are determined by reference to quoted market prices. When quoted market prices are not available, fair values are estimated using current market prices for debt with similar terms and risks.

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Fair value hierarchy

The Bank values instruments carried at fair value using quoted market prices, where available. Quoted market prices represent a Level 1 valuation. When quoted market prices are not available, the Bank maximizes the use of observable inputs within valuation models. When all significant inputs are observable, the valuation is classified as Level 2. Valuations that require the significant use of unobservable inputs are considered Level 3. The following table outlines the fair value hierarchy of instruments carried at fair value:

	2011				2010
As at October 31 ($ millions)	Level 1	Level 2(1)	Level 3	Total	Level 1	Level 2(1)	Level 3	Total
Assets:
Trading securities(2)	$41,988	$19,802	$1,537	$63,327	$48,869	$14,689	$1,126	$64,684
Available-for-sale securities(3)	14,169	35,442	1,650	51,261	13,801	31,246	1,263	46,310
Derivative instruments	1,171	35,600	437	37,208	499	25,652	701	26,852
Liabilities:
Obligations related to securities sold short	$10,150	$5,300	$–	$15,450	$17,685	$3,832	$2	$21,519
Derivative instruments	1,452	37,737	1,700	40,889	506	29,051	2,433	31,990

(1)	Loans and deposit notes designated as trading are classified as Level 2.
(2)	Includes securities designated as trading. Level 2 trading securities are comprised of $6,481 (2010 – $4,710) of bonds mainly issued by foreign governments and $10,206 (2010 – $9,979) of corporate bonds and other debt and equity instruments which generally trade in public markets.
(3)	Excludes available-for-sale equity securities that are not quoted in an active market of $794 (2010 – $918). Level 2 available-for-sale securities include $7,060 (2010 – $4,757) of bonds mainly issued by foreign governments and $6,148 (2010 – $7,810) of corporate bonds and other debt instruments which generally trade in public markets. The remaining Level 2 available-for-sale securities are primarily comprised of mortgage-backed securities guaranteed by Canada Mortgage and Housing Corporation.

Level 3 instrument fair value changes

The following table summarizes changes in Level 3 instruments during the year:

	2011				2010
As at October 31 ($ millions)	Trading securities(1)	Available- for-sale securities	Derivative instruments		Trading securities(1)	Available- for-sale securities	Derivative instruments
Balance at beginning of year	$1,124	$1,263	$(1,732	)(2)	$1,976	$1,395	$(1,285	)(2)
Gains (losses) recorded in net income(3)	37	28	(31)		(16)	9	(268)
Gains (losses) recorded in other comprehensive income	–	4	–		–	6	–
Net purchases, sales, issuances and settlements	356	334	495		(742)	(142)	(196)
Other, net	20	21	6		(94)	(5)	17
Balance at end of year	$1,537	$1,650	$(1,262	)(2)	$1,124	$1,263	$(1,732	)(2)

(1)	Changes in Level 3 trading securities are net of changes in Level 3 obligations related to securities sold short.
(2)	Represents a net liability.
(3)	Gains or losses for items in Level 3 may be offset with losses or gains on related hedges in Level 1 or Level 2.

Level 3 sensitivity analysis

The Bank applies judgment in determining unobservable inputs used to calculate the fair value of Level 3 instruments. Included in the Bank’s Level 3 available-for-sale securities are certain securitization retained interests, illiquid debt instruments and structured credit investments. The unobservable inputs used in the valuation of these securities primarily include mortgage prepayment rates, the correlation of default, certain bond yields, as well as the timing and amount of cash flows. A sensitivity analysis has been performed to determine the potential gain or loss by varying the different assumptions by different amounts (for example, varying bond yields by – 0.1% to + 1.0%). For the Bank’s available-for-sale securities, the impact of applying these other reasonably possible assumptions is a potential gain or loss of $31 million (2010 – $40 million) and $78 million (2010 – $85 million), respectively. The component of this potential gain or loss that would be recorded through other comprehensive income is $30 million (2010 – $38 million) and $74 million (2010 – $74 million), respectively.

Included in the Bank’s Level 3 derivative instruments, trading securities and obligations related to securities sold short are unfunded synthetic collateralized debt obligations, certain interest rate swaps and equity options, and equity investments that are not quoted in an active market. The unobservable inputs used in the valuation of these instruments primarily include the correlation of default, mortgage prepayment rates and equity option volatilities. A sensitivity analysis has been performed on these valuations by varying the different assumptions by different amounts (for example, varying mortgage prepayment rates by +/- 5%). For the Bank’s trading securities, derivative instruments and obligations related to securities sold short, the impact of applying these other reasonably possible assumptions is a potential net gain or loss of $125 million (2010 – $117 million) and $126 million (2010 – $121 million), respectively.

27  Financial instruments designated as trading

The Bank has elected to designate certain portfolios of assets and liabilities as trading, which are carried at fair value with changes in fair values recorded in income. These portfolios include:

–	loans to economically hedge the derivative exposure arising from credit derivatives in the trading book transacted on behalf of customers, in order to significantly reduce or eliminate an accounting mismatch.
–	loans in specifically authorized trading portfolios for which performance is evaluated on a fair value basis.
–	certain debt and equity investments, in order to reduce an accounting mismatch between these assets and fair value changes in related derivatives.
–	certain deposit note liabilities containing extension features, in order to significantly reduce an accounting mismatch between these liabilities and fair value changes in related derivatives.

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The following table presents the fair value of assets and liabilities designated as trading and their changes in fair value:

	Fair value		Change in fair value(1)
As at and for the year ended October 31 ($ millions)	2011	2010	2011	2010	2009
Loans hedging derivative exposures(2)	$1,038	$2,096	$33	$243	$740
Proprietary loans	(1)	2	(1)	(6)	15
Debt and equity investments	1,138	2,764	–	146	190
Deposit note liabilities(3)	101	99	–	(1)	(2)

(1)	These amounts were recorded in trading income except for deposit liabilities and certain debt investments which were recorded in net interest income.
(2)	The changes in fair value of these loans were substantially offset by the changes in the fair value of the related credit derivatives.
(3)	The Bank was contractually obligated to pay $100 to the holders of the notes at maturity (2010 – $97).

28  Derivative instruments

(a)	Notional amounts

The following table provides the aggregate notional amounts of derivative instruments outstanding by type and segregated between those used by the Bank in its dealer capacity (Trading) and those used in the Bank’s asset/liability risk management process (ALM), which includes derivatives designated in hedging relationships. The notional amounts of these contracts represent the derivatives volume outstanding and do not represent the potential gain or loss associated with the market risk or credit risk of such instruments. The notional amounts represent the amount to which a rate or price is applied to determine the amount of cash flows to be exchanged. Credit derivatives within other derivative contracts are comprised primarily of purchased and sold credit default swap transactions. To a lesser extent, this category also includes total return swaps referenced to loans and debt securities. Other derivative contracts – other includes precious metals other than gold, and other commodities including energy and base metal derivatives.

	2011			2010
As at October 31 ($ millions)	Trading	ALM	Total	Trading	ALM	Total
Interest rate contracts
Exchange-traded:
Futures	$114,494	$5,534	$120,028	$102,338	$6,974	$109,312
Options purchased	67,228	–	67,228	47,635	–	47,635
Options written	77,041	–	77,041	44,332	–	44,332
	258,763	5,534	264,297	194,305	6,974	201,279
Over-the-counter:
Forward rate agreements	139,936	498	140,434	112,520	8,888	121,408
Swaps	1,368,343	107,772	1,476,115	1,023,880	113,194	1,137,074
Options purchased	12,735	40	12,775	37,358	490	37,848
Options written	8,131	40	8,171	13,441	40	13,481
	1,529,145	108,350	1,637,495	1,187,199	122,612	1,309,811
Total	$1,787,908	$113,884	$1,901,792	$1,381,504	$129,586	$1,511,090
Foreign exchange and gold contracts
Exchange-traded:
Futures	$16,590	$–	$16,590	$7,614	$–	$7,614
Options purchased	1,999	–	1,999	2,184	–	2,184
Options written	2,188	–	2,188	2,407	–	2,407
	20,777	–	20,777	12,205	–	12,205
Over-the-counter:
Spot and forwards	239,344	36,952	276,296	197,308	35,255	232,563
Swaps	174,132	15,066	189,198	139,376	16,864	156,240
Options purchased	1,994	–	1,994	3,239	–	3,239
Options written	2,301	–	2,301	3,480	–	3,480
	417,771	52,018	469,789	343,403	52,119	395,522
Total	$438,548	$52,018	$490,566	$355,608	$52,119	$407,727
Other derivative contracts
Equity: over-the-counter	$32,548	$2,060	$34,608	$34,906	$1,868	$36,774
Credit: over-the-counter	72,527	470	72,997	79,486	822	80,308
Other	41,878	3	41,881	18,916	12	18,928
Total	$146,953	$2,533	$149,486	$133,308	$2,702	$136,010
Total notional amounts outstanding	$2,373,409	$168,435	$2,541,844	$1,870,420	$184,407	$2,054,827

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CONSOLIDATED FINANCIAL STATEMENTS

(b)	Remaining term to maturity

The following table summarizes the remaining term to maturity of the notional amounts of the Bank’s derivative instruments by type:

As at October 31, 2011 ($ millions)	Within 1 year	One to 5 years	Over 5 years	Total
Interest rate contracts
Futures	$77,293	$42,735	$–	$120,028
Forward rate agreements	119,120	21,314	–	140,434
Swaps	500,230	727,900	247,985	1,476,115
Options purchased	76,160	3,417	426	80,003
Options written	80,494	4,055	663	85,212
	853,297	799,421	249,074	1,901,792
Foreign exchange and gold contracts
Futures	9,846	6,443	301	16,590
Spot and forwards	248,179	27,757	360	276,296
Swaps	43,884	96,754	48,560	189,198
Options purchased	2,419	1,574	–	3,993
Options written	3,273	1,216	–	4,489
	307,601	133,744	49,221	490,566
Other derivative contracts
Equity	24,124	10,232	252	34,608
Credit	14,813	52,832	5,352	72,997
Other	24,945	16,920	16	41,881
	63,882	79,984	5,620	149,486
Total	$1,224,780	$1,013,149	$303,915	$2,541,844

As at October 31, 2010 ($ millions)	Within 1 year	One to 5 years	Over 5 years	Total
Interest rate contracts
Futures	$71,407	$37,905	$–	$109,312
Forward rate agreements	112,619	8,767	22	121,408
Swaps	486,014	504,647	146,413	1,137,074
Options purchased	81,573	3,655	255	85,483
Options written	53,589	3,878	346	57,813
	805,202	558,852	147,036	1,511,090
Foreign exchange and gold contracts
Futures	4,444	3,090	80	7,614
Spot and forwards	222,755	9,158	650	232,563
Swaps	38,453	74,564	43,223	156,240
Options purchased	4,727	696	–	5,423
Options written	5,196	691	–	5,887
	275,575	88,199	43,953	407,727
Other derivative contracts
Equity	24,203	12,158	413	36,774
Credit	16,376	55,497	8,435	80,308
Other	9,497	9,046	385	18,928
	50,076	76,701	9,233	136,010
Total	$1,130,853	$723,752	$200,222	$2,054,827

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CONSOLIDATED FINANCIAL STATEMENTS

(c)	Credit risk

As with other financial assets, derivative instruments are subject to credit risk. Credit risk arises from the possibility that counterparties may default on their obligations to the Bank. However, whereas the credit risk of other financial assets is represented by the principal amount net of any applicable allowance for credit losses, the credit risk associated with derivatives is normally a small fraction of the notional amount of the derivative instrument. Derivative contracts generally expose the Bank to credit loss if changes in market rates affect a counterparty’s position unfavourably and the counterparty defaults on payment. Accordingly, credit risk of derivatives is represented by the positive fair value of the instrument.

Negotiated over-the-counter derivatives often present greater credit exposure than exchange-traded contracts. The net change in the exchange-traded contracts is normally settled daily in cash with the exchange. Holders of these contracts look to the exchange for performance under the contract.

The Bank strives to limit credit risk by dealing with counterparties that it believes are creditworthy, and manages its credit risk for derivatives through the same credit risk process applied to other financial assets.

The Bank pursues opportunities to reduce its exposure to credit losses on derivative instruments. These opportunities include entering into master netting arrangements with counterparties. The credit risk associated with favourable contracts is eliminated by a master netting arrangement to the extent that unfavourable contracts with the same counterparty are not settled before favourable contracts.

To control credit risk associated with derivatives, the Bank uses the same credit risk management activities and procedures that are used in the lending business in assessing and adjudicating potential credit exposure.

The Bank applies limits to each counterparty, measures exposure as the current positive fair value plus potential future exposure, and uses credit mitigation techniques, such as netting and collateralization. Investment grade counterparties account for a significant portion of the credit risk exposure arising from the Bank’s derivative transactions as at October 31, 2011.

Derivative instruments used by the Bank include credit derivatives in its investment and loan portfolios: credit protection is sold as an alternative to acquire exposure to bond or loan assets, while credit protection is bought to manage or mitigate credit exposures.

The following table summarizes the credit exposure of the Bank’s over-the-counter derivatives. The credit risk amount (CRA) represents the estimated replacement cost, or positive fair value, for all contracts. Effective 2011, CRA at product level, is presented after taking into account master netting or collateral arrangements that have been made. The CRA does not reflect actual or expected losses.

The credit equivalent amount (CEA) is the CRA plus an add-on for potential future exposure. The add-on amount is based on a formula prescribed in the Capital Adequacy Guideline of the Superintendent. The risk-weighted balance is calculated by multiplying the CEA by the capital requirement (K) times 12.5, where K is a function of the probability of default (PD), loss given default (LGD), maturity and prescribed correlation factors. Other derivative contracts – other includes precious metals other than gold, and other commodities including energy and base metal derivatives.

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CONSOLIDATED FINANCIAL STATEMENTS

As at October 31, 2011 ($ millions)	Notional amount	Credit risk amount(1) (CRA)	Credit equivalent amount(1) (CEA)	Risk-weighted assets(1)
Interest rate contracts
Futures	$120,028	$–	$–	$–
Forward rate agreements	140,434	7	52	10
Swaps	1,476,115	3,065	6,337	1,867
Options purchased	80,003	15	14	6
Options written	85,212	–	–	–
	1,901,792	3,087	6,403	1,883
Foreign exchange and gold contracts
Futures	16,590	–	–	–
Spot and forwards	276,296	1,707	4,311	932
Swaps	189,198	2,017	5,163	1,256
Options purchased	3,993	102	30	11
Options written	4,489	–	–	–
	490,566	3,826	9,504	2,199
Other derivative contracts
Equity	34,608	1,012	2,525	454
Credit	72,997	58	2,165	666
Other	41,881	786	1,817	668
	149,486	1,856	6,507	1,788
Total derivatives	$2,541,844	$8,769	$22,414	$5,870

(1)	The amounts presented are net of collateral and master netting agreements at the product level. The total amounts relating to netting and collateral were $28,439 for CRA, and $37,412 for CEA.

As at October 31, 2010 ($ millions)	Notional amount	Credit risk amount(1) (CRA)	Credit equivalent amount(1) (CEA)
Interest rate contracts
Futures	$109,312	$–	$–
Forward rate agreements	121,408	30	75
Swaps	1,137,074	13,139	16,914
Options purchased	85,483	170	192
Options written	57,813	–	–
	1,511,090	13,339	17,181
Foreign exchange and gold contracts
Futures	7,614	–	–
Spot and forwards	232,563	3,928	6,448
Swaps	156,240	6,451	13,806
Options purchased	5,423	183	265
Options written	5,887	–	–
	407,727	10,562	20,519
Other derivative contracts
Equity	36,774	779	2,548
Credit	80,308	1,480	5,752
Other	18,928	692	2,085
	136,010	2,951	10,385
Total derivatives	$2,054,827	$26,852	$48,085
Less: impact of master netting and collateral		19,816	29,711
Total		$7,036	$18,374
Total risk-weighted assets			$5,656

(1)	CRA and CEA are stated at product level, without taking into account any master netting or collateral arrangement.

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CONSOLIDATED FINANCIAL STATEMENTS

(d)	Fair value

Fair values of exchange-traded derivatives are based on quoted market prices. Fair values of over-the-counter (OTC) derivatives are determined using pricing models, which take into account current market and contractual prices of the underlying instruments, as well as time value and yield curve or volatility factors underlying the positions.

The determination of the fair value of derivatives includes consideration of credit risk and ongoing direct costs over the life of the instruments.

The following table summarizes the fair value of derivatives segregated by type and segregated between trading and those derivatives used in the Bank’s asset/liability risk management process (ALM):

	2011		2011		2010
	Average fair value(1)		Year-end fair value		Year-end fair value
As at October 31 ($ millions)	Favourable	Unfavourable	Favourable	Unfavourable	Favourable	Unfavourable
Trading
Interest rate contracts
Forward rate agreements	$56	$33	$94	$48	$27	$23
Swaps	12,181	12,043	19,166	19,053	12,134	11,983
Options	126	120	138	122	169	162
	12,363	12,196	19,398	19,223	12,330	12,168
Foreign exchange and gold contracts
Forwards	3,965	4,405	5,097	5,347	3,692	4,229
Swaps	7,016	6,393	6,156	5,304	5,696	5,609
Options	139	161	163	210	183	180
	11,120	10,959	11,416	10,861	9,571	10,018
Other derivative contracts
Equity(2)	1,051	2,154	1,069	2,277	739	1,968
Credit(2)	1,323	3,789	1,588	4,692	1,446	3,132
Other	966	1,110	1,152	1,103	692	1,007
	3,340	7,053	3,809	8,072	2,877	6,107
Trading derivatives’ market valuation	$26,823	$30,208	$34,623	$38,156	$24,778	$28,293
ALM
Interest rate contracts
Forward rate agreements			$–	$–	$3	$4
Swaps			1,233	1,607	1,005	1,757
Options			1	–	1	–
			1,234	1,607	1,009	1,761
Foreign exchange and gold contracts
Forwards			544	406	236	778
Swaps			731	636	755	1,029
Options			–	–	–	–
			1,275	1,042	991	1,807
Other derivative contracts
Equity			48	5	40	7
Credit			28	79	34	122
Other			–	–	–	–
			76	84	74	129
ALM derivatives’ market valuation			$2,585	$2,733	$2,074	$3,697
Total derivative instruments before netting			$37,208	$40,889	$26,852	$31,990
Less: impact of master netting and collateral			28,439	28,439	19,816	19,816
Total derivative instruments			$8,769	$12,450	$7,036	$12,174

(1)	The average fair values of trading derivatives’ market valuation for the year ended October 31, 2010 were: favourable $23,758 and unfavourable $25,571. Average fair value amounts are based on month-end balances.
(2)	A substantial portion of these derivative contracts are hedging exposures that are not derivative instruments and are classified elsewhere on the balance sheet, primarily trading securities and trading loans.

Included in the above ALM derivatives’ market valuation amounts are derivatives designated in hedging relationships as follows:

	2011		2010
As at October 31 ($ millions)	Favourable	Unfavourable	Favourable	Unfavourable
Derivatives designated in fair value hedging relationships	$996	$541	$730	$552
Derivatives designated in cash flow hedging relationships	186	703	126	825
Derivatives designated in net investment hedging relationships	21	23	4	24
Total derivatives designated in hedging relationships	$1,203	$1,267	$860	$1,401

Due to the ineffective portion of designated hedges, the Bank recorded a gain of $68 million (2010 – a gain of $105 million; 2009 – a gain of $127 million) in net interest income, of which a gain of $49 million (2010 – a gain of $28 million; 2009 – a gain of $51 million) related to cash flow hedges. No ineffectiveness was recognized on net investment hedges.

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CONSOLIDATED FINANCIAL STATEMENTS

29	Acquisitions

Current year

Canadian acquisition

Acquisition of DundeeWealth Inc.

As part of the Bank’s strategy to expand its wealth management platform, on February 1, 2011, the Bank completed the acquisition of DundeeWealth Inc. (DundeeWealth), a diversified wealth management company. After the transaction, the Bank owned approximately 120 million common shares of DundeeWealth (representing 97% of the issued and outstanding common shares of DundeeWealth) and all of the issued and outstanding special shares and first preference shares, series X of DundeeWealth. Subsequently, on March 9, 2011, the Bank

acquired the remaining 3% of the common shares of DundeeWealth.

As consideration for the additional 81% interest in DundeeWealth, the Bank issued approximately 31 million common shares, 16 million preferred shares and paid cash of $226 million. Total consideration, including the value of the equity interest held prior to the business combination, was $3,011 million. The fair value of the common shares is the quoted price of the shares of the Bank at the acquisition date. Prior to closing, DundeeWealth paid a special cash dividend of $2.00 per common share and special share and $1.67 per first preference share, series X, and also distributed to its shareholders one common share of Dundee Capital Markets Inc. (DCM) per common share and special share and 0.83 of a DCM common share per first preference share, series X. As a result, the Bank now owns approximately 18% of the issued and outstanding common shares of DCM.

The fair value of the identifiable assets and liabilities of DundeeWealth as at the date of acquisition were:

Fair value recognized on acquisition ($ millions)
Assets
Cash and non-interest-bearing deposits with banks	$262
Securities	162
Other assets	458
$882
Liabilities
Other liabilities	1,047
Total identifiable net liabilities at fair value	$(165)
Intangible assets arising on acquisition(1)	1,948
Goodwill arising on acquisition	1,228
Purchase consideration transferred	$3,011
Purchase consideration transferred was comprised of:
Cash	$226
Common shares	1,796
Preferred shares	409
Fair value of previously held equity interest in DundeeWealth(2)	546
Contributed surplus	34
$3,011

(1)	Net of taxes of $661.
(2)	The Bank recognized a $260 million gain in other income-other in the Consolidated Statement of Income as a result of remeasuring to fair value the equity interest in DundeeWealth held by the Bank before February 1, 2011.

Intangible assets of $2,609 million are primarily comprised of fund management contracts. Goodwill of $1,228 million largely reflects the value of synergies expected by combining certain operations within the Bank’s existing asset and wealth management businesses as well as DundeeWealth’s strong market presence and future growth prospects.

Transaction costs of $4 million are included in non-interest expenses – professional in the Consolidated Statement of Income .

In the nine months to October 31, 2011, DundeeWealth contributed other income of $647 million and net income of $111 million.

If the acquisition had occurred on November 1, 2010, management estimates for the three months ended January 31, 2011, consolidated other income would have increased by $281 million and consolidated net income would have increased by $42 million. These amounts represent the incremental 81% interest acquired. In determining these amounts, management has assumed that the fair value adjustments that arose on the acquisition date would have been the same if the acquisition had occurred on November 1, 2010. The impact of non-recurring items has been removed.

International acquisitions

Royal Bank of Scotland’s Corporate & Commercial Banking Operations in Chile

On December 17, 2010, the Bank completed its acquisition of the Royal Bank of Scotland’s (RBS) corporate and commercial banking operations in Chile. The purchase resulted in the Bank acquiring approximately $189 million of net assets of RBS and the Bank recorded negative goodwill of $52 million in Other income – other.

Investment in Dresdner Bank, Brasil S.A.

On September 30, 2011, the Bank acquired 100% of the outstanding shares of Dresdner Bank Brasil S.A.- Banco Multiplo (renamed Scotiabank Brasil S.A. Banco Multiplo) for cash consideration. Scotiabank Brasil S.A. Banco Multiplo has a multiple banking license and will offer a range of wholesale banking services. Under the terms of the transaction, the Bank acquired $149 million of net assets. The purchase price allocation for the acquisition was recorded in the fourth quarter and the Bank recorded negative goodwill of $27 million in Other income – other.

Investment in Bank of Guangzhou (BGZ), China

On September 9, 2011, the Bank announced its intention to purchase a 19.99% stake in the Bank of Guangzhou (BGZ) for approximately $719 million (CNY 4.65 billion). The investment is subject to regulatory approval.

Investment in Banco Colpatria, Colombia

On October 20, 2011, the Bank announced its agreement to pay US$500 million and 10,000,000 common shares of the Bank for 51% of the common shares of Banco Colpatria Multibanca Colpatria S.A. in Colombia. The transaction is expected to close in the first quarter of 2012 and is subject to regulatory approval.

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CONSOLIDATED FINANCIAL STATEMENTS

Investment in Pronto! and Nuevo Comercial S.A., Uruguay

The Bank completed its acquisition of 100% of the common shares of Pronto! on February 4, 2011. On June 29, 2011, the Bank also acquired 100% of the common shares of Nuevo Banco Comercial S.A. These acquisitions represent Scotiabank’s entry into Uruguay and the impact is not financially material to the Bank.

Prior year

International acquisitions

Thanachart Bank and Siam City Bank

On April 9, 2010, the Bank’s affiliate Thanachart Bank (Scotiabank currently owns 49%), acquired a 48% stake of Thailand’s Siam City Bank. In accordance with securities laws in Thailand, upon closing of the 48% stake, Thanachart Bank launched a tender offer for the remaining shares in Siam City Bank. The completed tender offer resulted in Thanachart Bank owning 99% of Siam City Bank. As part of the financing for this transaction, Scotiabank subscribed to additional shares in Thanachart Bank of approximately $663 million. This investment is accounted for under the equity method of accounting.

R-G Premier Bank of Puerto Rico

On April 30, 2010, the Bank, through its subsidiary Scotiabank de Puerto Rico, acquired R-G Premier Bank of Puerto Rico. Under the terms of the transaction, Scotiabank acquired US$5.6 billion in assets, which included US$5.2 billion of loans covered under a loss sharing agreement with the Federal Deposit Insurance Corporation (FDIC). Under this agreement, the FDIC guarantees 80% of loan losses. The acquisition also included US$2.2 billion in deposits with the remainder financed by the FDIC.

The purchase price allocation for the acquisition was finalized and the Bank recorded goodwill of US$250 million.

30	Reconciliation of Canadian and United States generally accepted accounting principles (GAAP)

The consolidated financial statements of the Bank have been prepared in accordance with Canadian GAAP. The significant measurement differences between Canadian and U.S. GAAP affecting the consolidated financial statements are as follows:

Reconciliation of net income

	Net income
For the year ended October 31 ($ millions)	2011	2010	2009
Net income based on Canadian GAAP attributable to:
Common shareholders of the Bank	$4,959	$4,038	$3,361
Preferred shareholders of the Bank	216	201	186
Non-controlling interests (p)	93	100 (1)	114 (1)
Net income based on Canadian GAAP	$5,268	$4,339	$3,661
Consolidation of variable interest entities (a)	7	–	–
Employee future benefits (b)	(207)	(82)	(91)
Transfers of loans through securitizations (d)	19	(14)	–
Derivative instruments and hedging activities (e)	141	(124)	(427)
Conversion of loans into debt securities (g)	20	66	39
Unrealized gains (losses) on securities reclassified (g)	3	57	(17)
Computer software (h)	(3)	(3)	(3)
Stock-based compensation (i)	10	31	5
Liabilities and equity (j)	6	37	37
Business combinations (m)	5	(6)	–
Equity accounted investments (o)	–	23	–
Tax effect of above differences	(4)	(19)	119
Net income based on U.S. GAAP	$5,265	$4,305	$3,323
Net income based on U.S. GAAP attributable to:
Common shareholders of the Bank	$4,950	$3,967	$2,986
Preferred shareholders of the Bank	216	201	186
Non-controlling interests (p)	99 (2)	137 (2)	151 (2)
Net income based on U.S. GAAP	$5,265	$4,305	$3,323
Earnings per share based on U.S. GAAP (in dollars)(3)
Basic	$4.62	$3.84	$2.95
Diluted	$4.61	$3.84	$2.94

(1)	Prior to 2011, non-controlling interest was a deduction to arrive at net income under Canadian GAAP. In 2011, the Bank has adopted new accounting standards on Business Combinations, Consolidated Financial Statements and Non-controlling Interests (see Note 1) that present the attribution of net income to equity holders, including non-controlling interests, on a consistent basis with U.S. GAAP. The prior years’ presentation has been restated to conform with current period presentation.
(2)	The net income based on U.S. GAAP attributable to non-controlling interests represents the non-controlling interests’ portion of net income based on Canadian GAAP and the impact of Canadian GAAP/U.S. GAAP differences noted in liabilities and equity (j).
(3)	Earnings per share calculations are based on full dollar and share amounts.

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CONSOLIDATED FINANCIAL STATEMENTS

Reconciliation of retained earnings

As at October 31, 2011 ($ millions)	2011	2010
Canadian GAAP Retained Earnings	$24,662	$21,932
Consolidation of variable interest entities (a)	(25)	–
Employee future benefits (b)	(345)	(199)
Restructuring costs (c)	(4)	(4)
Transfers of loans through securitizations (d)	14	–
Derivative instruments and hedging activities (e)	(79)	(172)
Unrealized gains(losses) on securities reclassified (g)	(17)	(20)
Conversion of loans into debt securities (g)	(36)	(49)
Computer software (h)	9	11
Stock-based compensation (i)	(8)	(15)
Business combinations (m)	1	(5)
Equity accounted investments (o)	20	20
Total Retained Earnings Adjustments	(470)	(433)
US GAAP Retained Earnings	$24,192	$21,499

(a)	Consolidation of variable interest entities

Under Canadian GAAP the Bank consolidates variable interest entities (VIEs) when it is the primary beneficiary of the VIEs. The primary beneficiary is the enterprise that absorbs or receives the majority of the VIE’s expected losses, expected residual returns, or both.

Amendments have been made to FASB ASC 810 Consolidation of Variable Interest Entities that impacts the Bank effective November 1, 2010. The new standard changes the approach for determining the primary beneficiary of a variable interest entity from a quantitative risk and reward model to a qualitative model, based on control and economics. The new standard also requires that the primary beneficiary analysis be reevaluated whenever circumstances change or at each reporting period, whichever is earlier. The Bank adopted the requirements of ASC 810 effective November 1, 2010.

Effective November 1, 2010, the Bank also prospectively adopted ASC Topic 860 (FAS 166) Transfers and Servicing. The new standard eliminates the concept of qualified special purpose entities (QSPE); therefore, all transfers of assets to QSPEs are within the scope of ASC Topic 860 and also within the scope of ASC Topic 810 for primary beneficiary assessment.

As a result of adopting ASC Topic 810, the Bank concluded that it is the primary beneficiary of the Bank-sponsored U.S.-based multi-seller conduit because the Bank is the variable interest holder with the power to direct the activities of the conduit that most significantly impact the conduit’s economic performance and the Bank retains the obligation to absorb losses from the conduit. Therefore, the Bank consolidated this conduit that was not consolidated under Canadian GAAP and previous U.S. GAAP. As a result, as at November 1, 2010, the Bank recorded an increase in total assets of $2,954 million and total liabilities of $3,082 million, with an offsetting decrease in after-tax opening retained earnings and AOCI of $28 million and $100 million, respectively.

The consolidation of the Bank-sponsored U.S.-based multi-seller conduit resulted in an increase of $7 million in net income.

The cumulative impact as at October 31, 2011 was a decrease to retained earnings of $25 million.

The Bank also concluded that it consolidates the National Housing Act (NHA) MBS pools created under the NHA MBS program where it retains control over the pool. Control of the pools is retained when the Bank has the power over the economic performance of the pool. Previously the Bank’s ownership interest in these pools was classified as AFS securities. The new guidance has resulted in a reclassification of certain pools where the Bank has retained control, from AFS securities to mortgage loans with a corresponding decrease in AOCI. As a result of the new standard, at November 1, 2010 mortgage loans increased by

$16,215 million, AFS securities decreased by $16,670 million, other assets increased by $146 million and AOCI decreased by $309 million. At October 31, 2011, mortgage loans increased by $18,705 million, AFS securities decreased by $19,140 million, other assets increased by $141 million, liabilities increased by $2 million and AOCI decreased by $296 million.

(b)	Employee future benefits

U.S. GAAP requires: (i) the recognition of a pension and other post-retirement plan’s over-funded or under-funded status as an asset or liability, respectively; and (ii) the recognition of existing unrecognized net actuarial gains and losses, prior service costs and credits, and net transitional assets or obligations in other comprehensive income. Canadian GAAP requires that only the cumulative difference between pension income/expense and funding contributions be reflected in the Bank’s Consolidated Balance Sheet.

Although Canadian and U.S. GAAP are substantially consistent with respect to recognition and measurement of pension expense, there continues to be a difference in the charge to income between Canadian and U.S. GAAP, principally due to differences in the amortization of the transitional amounts resulting from differing adoption dates of the previous standards, and differences in the treatment of the pension valuation allowance.

Canadian GAAP requires recognition of a pension valuation allowance for any excess of the prepaid benefit expense over the expected future benefit. These changes in the pension valuation allowance are recognized in the Consolidated Statement of Income. U.S. GAAP does not permit recognition of a pension valuation allowance. The impact of this difference is a decrease in net income of $139 million (2010 – increase of $10 million).

Commencing in fiscal 2009, U.S. GAAP requires the measurement of defined benefit plan assets and obligations at the fiscal year-end date. The impact of the 2009 adoption of the requirement to measure defined benefit plan assets and obligations at the fiscal year-end date was an increase of $2 million to other assets, an increase of $22 million to other liabilities, a decrease of $32 million to retained earnings (net of income taxes is $24 million), and an increase of $6 million (net of income taxes is $4 million) in accumulated other comprehensive income.

The recognition differences, the reversal of the valuation allowance, and the measurement date change result in a decrease of $207 million (2010 – $82 million) in net income and a decrease of $345 million (2010 – $199 million) in retained earnings.

(c)	Restructuring costs

Under Canadian GAAP, restructuring costs incurred for activities initiated prior to April 1, 2003, were accrued as liabilities provided that

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CONSOLIDATED FINANCIAL STATEMENTS

a restructuring plan detailing all major actions to be taken had been approved by an appropriate level of management, and significant changes to the plan were not likely. Under U.S. GAAP, for activities initiated prior to January 1, 2003, additional criteria were required to have been met prior to accrual, including that certain restructuring costs be incurred within one year from the date of approval of the restructuring plan; the accruals recorded under Canadian GAAP for certain planned restructuring costs not incurred within the one-year time limit were reversed under U.S. GAAP and the costs are expensed as incurred. For restructuring costs incurred for activities initiated after March 31, 2003, Canadian and U.S. GAAP are consistent.

The decrease in retained earnings of $4 million (2010 – $4 million) with an offset to goodwill captures the cumulative impact of the adjustment prior to harmonization.

(d)	Transfers of loans through securitizations

Effective July 1, 2001, the Bank adopted a new Canadian accounting guideline for transfers of loans on a prospective basis. This guideline is consistent with the U.S. standard for transfers of loans adopted on April 1, 2001.

Prior to the adoption of the new Canadian guideline, transfers of loans were treated as sales under Canadian GAAP when the significant risks and rewards of ownership were transferred. Gains on transfers of loans were recognized immediately, unless there was recourse to the Bank in excess of expected losses, in which case the gains were considered unrealized and deferred until they were collected in cash and there was no recourse to that cash. Under U.S. GAAP, gains on transfers of loans that qualify as sales are recognized in income at the time of sale. As a result, differences in Canadian and U.S. GAAP income will continue until the deferred gains related to assets securitized prior to July 1, 2001 have all been recognized in Canadian GAAP income, which occurred in fiscal 2010. The impact of such differences in 2011 is nil (2010 – decrease of $14 million).

Amendments have been made to the accounting for transfers of financial assets in FASB ASC Topic 860 Transfers and Servicing. The new standard eliminates the concept of QSPEs and provides additional guidance with regard to accounting for transfers of financial assets.

This guidance also provides additional criteria and clarification of certain principles of sale accounting requirements in FASB Statement No. 140 – Accounting for Transfer and Servicing of Financial Assets and Extinguishment of Liabilities (FAS 140) and requires an entity to determine first whether a special purpose entity (SPE) should be consolidated and then determine whether the transfer of financial assets meets the requirements for sale accounting. In addition, this new standard states that the transfer of a portion of financial assets may be accounted for as a sale only if it meets the definition of a participating interest. Otherwise, the transfer is accounted for as a secured borrowing. Adoption of this standard did not impact the Bank’s accounting for mortgages sold under the Government of Canada’s Canada Mortgage Bond (CMB) program. These mortgages meet the sale recognition criteria under both Canadian and U.S. GAAP.

As discussed above in note (a), the Bank does not consolidate MBS pools which it does not control. The Bank recognizes a gain on sale on mortgages sold into these pools which includes the beneficial interest that the Bank obtains in the MBS pools, as per ASC 860 requirements. The net impact of the change is an increase in net income of $19 million (2010 - nil) and an increase in the retained earnings of $14 million (2010 - nil).

(e)	Derivative instruments and hedging activities

Canadian GAAP, as described in Note 1, is substantially consistent with U.S. GAAP for the Bank’s activities relating to derivatives and hedging. The current year reconciling items between Canadian and U.S. GAAP mainly relate to the classification of certain guarantees resulting in a increase in net income of $143 million (2010 – decrease $95 million) as well as hedging differences resulting in a decrease to net income of $2 million (2010 – $29 million).

Prior to August 1, 2010, U.S. GAAP did not require bifurcation of credit-related embedded derivatives in synthetic collateralized debt obligation (CDO) structures. As a result, changes in fair value of these embedded derivatives from November 1, 2009 to July 31, 2010 were reclassified from net income to other comprehensive income as a reconciling item between Canadian GAAP and U.S. GAAP.

Effective August 1, 2010, U.S. GAAP required the bifurcation of credit-related embedded derivatives in such CDO structures. The change in fair value of the embedded derivatives to be recognized in income is consistent with Canadian GAAP. The cumulative transition impact of the U.S. GAAP amendment as at August 1, 2010, was an after-tax loss of $23 million (net of income taxes of $9 million) that was reclassified from accumulated other comprehensive income to retained earnings.

The total net impact of the differences related to derivative instruments and hedging activities result in a increase of $141 million (2010 – decrease of $124 million) in net income.

The decrease in retained earnings of $79 million (2010 – $172 million) is comprised of the impact of the classification of certain financial guarantees (a decrease of $139 million (2010 – $231 million)), partially offset by the impact of the bifurcation of credit-related embedded derivatives in CDO structures and foreign currency translation.

(f)	Classification and Impairment of financial instruments

Effective November 1, 2008, under Canadian GAAP certain debt instruments that are not quoted in an active market were reclassified to loans and are carried at amortized cost. Impairment on these assets is recognized only to the extent of incurred credit losses. U.S. GAAP precludes securities from being classified as loans. As a result, certain debt securities which are classified as loans under Canadian GAAP of $4,114 million (2010 – $6,483 million) are classified as available-for-sale under U.S. GAAP. This resulted in a balance sheet reconciling item between loans, available-for-sale debt securities, and other comprehensive income.

Effective May 1, 2009, under U.S. GAAP, certain impaired available-for-sale debt instruments are written down to the extent of incurred credit losses. Under Canadian GAAP, impaired available-for-sale debt instruments are written down to fair value. As the Bank’s available-for-sale debt securities under Canadian GAAP contains a limited number of impairment write-downs, effectively for credit-related losses, this U.S. GAAP change had no impact on the Bank.

(g)	Securities

Except as discussed in (e), Canadian GAAP is substantially harmonized with U.S. GAAP for the Bank’s activities relating to the accounting for securities. The significant differences between Canadian and U.S. GAAP for fiscal 2008 and prior years are described below.

Under Canadian GAAP, securities are accounted for on a settlement date basis. Under U.S. GAAP, securities are required to be accounted for on a trade date basis.

Under Canadian GAAP, debt securities acquired in a loan restructuring prior to May 1, 2003 were recorded at net book value. Under U.S. GAAP, the debt securities are recorded at their fair value with the difference between the carrying value of the loans and the fair value of the debt securities acquired recorded in income. For debt securities acquired in a loan restructuring after April 30, 2003, Canadian and U.S. GAAP are consistent. The impact of this difference is an increase in net income of $20 million (2010 – $66 million).

The decrease in retained earnings of $36 million (2010 – $49 million) is the cumulative impact of recording debt securities acquired in a loan restructuring at fair value prior to harmonization.

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CONSOLIDATED FINANCIAL STATEMENTS

Prior to fiscal 2007, certain securities with embedded derivatives were reclassified from available-for-sale to trading securities. Under Canadian GAAP, these securities were classified as available-for-sale securities.

Canadian GAAP was amended in October 2008 allowing a reclassification of non-derivative financial assets out of the trading category under rare circumstances. The Bank reclassified certain trading securities to available-for-sale securities effective August 1, 2008, as permitted under Canadian GAAP. Under U.S. GAAP, this reclassification was effective October 31, 2008. The net impact of this difference is an increase in net income of $3 million (2010 – $57 million).

The decrease in retained earnings of $17 million (2010 – $20 million) is the net cumulative impact of reclassifying certain securities with embedded derivatives to trading securities.

(h)	Computer software

U.S. GAAP requires qualifying software costs to be capitalized and depreciated over the useful life of the software. Prior to November 1, 2003, these costs were expensed as incurred under Canadian GAAP. For software costs incurred after November 1, 2003, Canadian and U.S. GAAP are consistent. The impact of this difference is a decrease in net income of $3 million (2010 – $3 million).

The increase in retained earnings of $9 million (2010 – $11 million) is the cumulative impact of the adjustment prior to harmonization.

(i)	Stock-based compensation

Effective November 1, 2005, the Bank adopted, on a modified prospective basis, a new U.S. GAAP standard amending the accounting for stock-based compensation to new awards and to any awards modified, repurchased or cancelled after the effective date. The prospective adoption of the standard requires the use of a fair-value-based method, rather than an intrinsic-value-based method, to measure and account for the cost of employee services received in exchange for an award linked to the Bank’s common shares. The greatest impact was on the Bank’s employee stock option plan.

The U.S. GAAP stock-based compensation expense was quantified using the Black-Scholes option pricing model and the following weighted average assumptions:

As at	October 31, 2011	October 31, 2010
Risk-free interest rate	1.21%	1.63%
Expected dividend yield	3.83%	3.52%
Expected price volatility	23.0%	27.3%
Expected life of option	6.6 years	6.4 years

Under Canadian GAAP, the Bank uses an intrinsic-value-based method to record stock-based compensation expense for all liability classified awards. Effective November 1, 2005, the Bank adopted a new pronouncement amending the accounting for stock-based compensation for employees eligible to retire before the vesting date and permitted application on a retrospective basis. There was also a corresponding change in U.S. GAAP; however, this change was required to be applied prospectively under U.S. GAAP for awards granted in fiscal 2006 and onwards. The net impact of the differences results in an increase of $10 million (2010 – $31 million) in net income.

The cumulative impact of these adjustments is a decrease in retained earnings of $8 million (2010 – $15 million).

(j)	Liabilities and equity

Under Canadian GAAP, as at October 31, 2010 the Scotiabank Trust Securities issued by BNS Capital Trust of $500 million were classified as capital instrument liabilities. These securities were redeemed during fiscal 2011. The related payments of $6 million (2010 – $37 million) are recognized as interest expense. Under U.S. GAAP, these securities with conversion or conditional redemption features are recorded as non-controlling interests in subsidiaries. The related payments are recognized as net income attributable to non-controlling interests.

(k)	Non-cash collateral

Under Canadian GAAP, non-cash collateral received as part of securities lending transactions is not recognized in the Consolidated Balance Sheet. Under U.S. GAAP, collateral received for transactions where the Bank lends securities as principal is accounted for as a secured borrowing in the Consolidated Balance Sheet.

The adjustment for non-cash collateral received in securities lending transactions resulted in an addition to other assets of $6,046 million (2010 – $6,211 million) and an addition to other liabilities of $6,046 million (2010 – $6,211 million).

(l)	Comprehensive income

Both Canadian and U.S. GAAP require a separate Statement of Comprehensive Income. The reconciling items between other comprehensive income under Canadian and U.S. GAAP mainly result from changes in assets and liabilities relating to consolidation of variable interest entities, employee future benefits, transfers of loans through securitizations, bifurcation of embedded derivatives in synthetic CDOs, and certain debt securities classified as loans. These reconciling items are further discussed in (a), (b), (d), (e) and (f).

(m)	Business combinations

Effective November 1, 2010, the Bank elected for Canadian GAAP purposes to early adopt the new accounting standard on Business Combinations (see Note 1). This standard is more aligned with U.S. GAAP.

Effective November 1, 2009, the Bank adopted for U.S. GAAP purposes, FASB ASC Topic 805 Business Combinations. This standard requires most identifiable assets, liabilities, non-controlling interests and goodwill acquired in a business combination to be recorded at fair value as at the acquisition date and all acquisition related and restructuring costs to be expensed. Negative goodwill which represents any excess of recognized assets, liabilities and non-controlling interests over the purchase consideration, is to be recognized in net income. Under Canadian GAAP prior to November 1, 2010, acquisition related and restructuring costs were capitalized as part of the purchase consideration. Negative goodwill is first applied to reduce intangible and fixed assets to nil, with any residual being recognized in net income.

Under U.S. GAAP, for the year ended October 31, 2011 the increase in net income of $5 million was primarily due to the recognition of negative goodwill arising from the finalization of a purchase price equation in relation to an acquisition prior to November 1, 2010. For the year ended October 31, 2010, the decrease in net income of $6 million was primarily due to acquisition-related costs being expensed as incurred.

The increase in retained earnings of $1 million (2010 – decrease of $5 million) is the cumulative impact of recognizing negative goodwill in net income, net of expensing acquisition related cost as incurred.

(n)	Income taxes

On November 1, 2007, the Bank adopted, for U.S. GAAP purposes, Accounting for Uncertainty in Income Taxes in FASB ASC Topic 740 Income Taxes. The Standard prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of an uncertain tax position taken or expected to be taken on a tax return.

The Standard uses a two-step approach for evaluating tax positions: 1) a tax position must be more-likely-than-not to be sustained based solely on its technical merits in order to be recognized; and 2) the benefit is measured as the largest dollar amount of that position that is more-likely-than-not to be sustained upon settlement. The difference between the benefit recognized for a position in accordance with the U.S. GAAP model and the tax benefit claimed on a tax return is referred to as an unrecognized tax benefit.

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CONSOLIDATED FINANCIAL STATEMENTS

The adoption of Accounting for Uncertainty in Income Taxes in FASB ASC Topic 740 had no material impact on 2008 opening retained earnings under U.S. GAAP. The amount of unrecognized tax benefits as at November 1, 2010 was $615 million. There was a net $269 million decrease during 2011 substantially from a settlement of prior periods and tax positions taken during the current period. The 2011 balance of $346 million of unrecognized tax benefits, if recognized, would affect the effective tax rate. The Bank operates in Canada, the U.S. and other foreign jurisdictions, subject to examination by tax authorities.

(o)	Equity accounted investments

Under Canadian GAAP, for equity accounted investments, the Bank applies equity accounting prospectively from the date it has obtained significant influence. Under U.S. GAAP, the investment, results of operations, and retained earnings of the investor is adjusted retrospectively on a step-by-step basis as if the equity method had been in effect during all previous periods in which the investment was held. The impact of the adjustment was nil (2010 – increase of $23 million) to net income.

The increase of $20 million (2010 – $20 million) in retained earnings is the cumulative impact of the adjustment.

(p)	Non-controlling interests

Effective November 1, 2010, when the Bank elected for Canadian GAAP purposes to early adopt the new accounting standard on

Business Combinations, the Bank was also required to adopt the new accounting standards on Consolidated Financial Statements and Non-controlling Interests (see Note 1). These standards are more aligned with U.S. GAAP.

Effective November 1, 2009, the Bank adopted for U.S. GAAP purposes, FASB ASC Topic 810 Consolidations. This standard requires non-controlling interests in subsidiaries to be classified as a separate component of equity. For the year ended October 31, 2010, non-controlling interests of $579 million has been reclassified from liabilities to equity.

In addition, under U.S. GAAP effective November 1, 2009, purchases of equity interests that do not result in a change in control are accounted for as equity transactions. Goodwill is not affected. Under Canadian GAAP prior to November 1, 2010, increases in ownership interest of an acquiree where control has already been obtained were accounted for under the purchase method. Goodwill is proportionately adjusted based on the percentage purchased.

The decrease in equity of $23 million (2010 – $23 million) is a result of accounting for equity interests with no change in control as equity transactions.

Net income and comprehensive income based on U.S. GAAP attributable to non-controlling interests of $99 million (2010 – $137 million) is presented separately on the reconciliations of net income and comprehensive income.

Consolidated statement of comprehensive income (loss)	2011			2010	2009
For the year ended October 31 ($ millions)	Canadian GAAP	Adjustments(l)	U.S. GAAP
Net income	$ 5,268	$ (3)	$5,265	$4,305	$3,323
Other comprehensive income (loss), net of income taxes:
Change in unrealized foreign currency translation gains (losses), net of hedging activities(1)	$ (654)	$ 4	$(650)	$(593)	$(1,739)
Change in unrealized gains (losses) on available-for-sale securities, net of hedging activities(2)	(119)	81	(38)	291	1,303
Change in gains (losses) on derivative instruments designated as cash flow hedges(3)	106	(2)	104	62	43
Change in pension asset and liability(4)	-	33	33	(322)	(548)
Total other comprehensive income (loss)	$ (667)	$ 116	$(551)	$(562)	$(941)
Comprehensive income	$ 4,601	$ 113	$4,714	$3,743	$2,382
Comprehensive income attributable to:
Common shareholders of the Bank	$ 4,292	$ 107	$4,399	$3,405	$2,045
Preferred shareholders of the Bank	216	-	216	201	186
Non-controlling interests (p)	93	6	99	137	151
Comprehensive income	$ 4,601	$ 113	$4,714	$3,743	$2,382

Accumulated other comprehensive income (loss)(5)	2011			2010	2009
For the year ended October 31 ($ millions)	Canadian GAAP	Adjustments	U.S. GAAP
Unrealized foreign currency translation gains (losses), net of hedging activities	$(5,162)	$ (43)	$(5,205)	$(4,555)	$(3,962)
Unrealized gains (losses) on available-for-sale securities, net of hedging activities	699	(511)	188	635	321
Derivative instruments designated as cash flow hedges	(255)	(1)	(256)	(360)	(422)
Employee future benefits	-	(1,084)	(1,084)	(1,117)	(795)
Total accumulated other comprehensive income (loss)	$(4,718)	$(1,639)	$(6,357)	$(5,397)	$(4,858)

(1)	U.S. GAAP amounts are net of income tax expense of $37 (2010 – expense of $117; 2009 – expense of $328).
(2)	U.S. GAAP amounts are net of income tax benefit of $3 (2010 – expense of $98; 2009 – expense of $570).
(3)	U.S. GAAP amounts are net of income tax expense of $42 (2010 – expense of $46; 2009 – expense of $44).
(4)	U.S. GAAP amounts are net of income tax expense of $18 (2010 – benefit of $181; 2009 – benefit of $290).
(5)	All amounts presented are net of income tax.

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CONSOLIDATED FINANCIAL STATEMENTS

Condensed consolidated balance sheet

	2011				2010
As at October 31 ($ millions)	Canadian GAAP	Adjustments		U.S. GAAP	Canadian GAAP	Adjustments		U.S. GAAP
Assets
Cash resources	$54,471	$–		$54,471	$46,027	$–		$46,027
Securities
Trading	63,327	(692)[g]		62,635	64,684	895	[g]	65,579
Available-for-sale	52,055	(13,865)[a,d,f,g]		38,190	47,228	6,097	[f,g]	53,325
Equity accounted investments	4,491	23	[o]	4,514	4,651	23	[o]	4,674
Securities purchased under resale agreements	34,582	–		34,582	27,920	–		27,920
Loans	298,702	16,404	[a,f]	315,106	284,224	(6,483)[f]		277,741
Derivative instruments	37,208	231	[a,e]	37,439	26,852	111	[e]	26,963
Other	30,420	10,416	(5)	40,836	25,071	10,831	(1)	35,902
	$575,256	$12,517		$587,773	$526,657	$11,474		$538,131
Liabilities and shareholders’ equity
Liabilities
Deposits	$396,376	$3,459	[a,e]	$399,835	$361,650	$4	[e]	$361,654
Derivative instruments	40,889	–		40,889	31,990	–		31,990
Other	98,668	11,190	(6)	109,858	98,368	13,272	(2)	111,640
Non-controlling interest in subsidiaries	–	–		–	579	(579)[p]		–
Subordinated debentures	5,923	–		5,923	5,939	–		5,939
Capital instrument liabilities	–	–		–	500	(500)[j]		–
	$541,856	$14,649		$556,505	$499,026	$12,197		$511,223
Shareholders’ equity
Capital stock
Preferred shares	$4,384	$–		$4,384	$3,975	$–		$3,975
Common shares and contributed surplus	8,432	–		8,432	5,775	–		5,775
Retained earnings	24,662	(470	)(7)	24,192	21,932	(433	)(3)	21,499
Accumulated other comprehensive income (loss)	(4,718)	(1,639	)(8)	(6,357)	(4,051)	(1,346	)(4)	(5,397)
Changes in ownership interest in a subsidiary after control is obtained	–	(23)[p]		(23)	–	(23)[p]		(23)
Non-controlling interest in subsidiaries	640	–		640	–	1,079	[j,p]	1,079
	$33,400	$(2,132)		$31,268	$27,631	$(723)		$26,908
	$575,256	$12,517		$587,773	$526,657	$11,474		$538,131

Note references refer to GAAP differences described above.

(1) Refer to b, c, d, e, f, g, h, k, m, p	(3) Refer to b, c, e, g, h, i, m, o	(5) Refer to a, b, c, d, e, f, g, h, k, m, p	(7) Refer to a, b, c, d, e, g, h, i, m, o
(2) Referto b, d, e, g, i, k, m, o	(4) Refer to b, e, f, g, l	(6) Refer to a, b, d, e, g, i, k, m, o	(8) Refer to a, b, d, e, f, g, l

Future accounting changes

When to perform step 2 of the goodwill impairment test for reporting units with zero or negative carrying amounts

In December 2010, FASB issued guidance ASU 2010-28, Intangibles – Goodwill and Other (Topic 350): When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts (a consensus of the FASB Emerging Issues Task Force). This update modifies step one of goodwill impairment testing for reporting units with zero or negative carrying amounts. Under Topic 350 on goodwill and other intangible assets, testing for goodwill impairment is a two-step test. For units with zero or negative carrying amounts, the update clarifies that an entity is only required to perform step two of the goodwill impairment process where it is more likely than not that a goodwill impairment exists. This update is effective for the Bank prospectively on November 1, 2011. The Bank is assessing the impact of this change.

Disclosure of supplementary pro forma information for business combination

In December 2010, FASB issued guidance ASU 2010-29, Business Combinations (Topic 805): Disclosure of Supplementary Pro Forma Information for Business Combinations (a consensus of the FASB

Emerging Issues Task Force). This amendment clarifies the acquisition date that should be used for reporting the pro forma financial information disclosures in Topic 805 when comparative financial statements are presented and requires additional quantitative information about the pro forma adjustments. This update is effective for the Bank prospectively on November 1, 2011. The Bank is assessing the impact of this change.

Repurchase agreements

In April 2011, FASB issued guidance ASU 2011-03, Transfers and Servicing (Topic 860): Reconsideration of Effective Control for Repurchase Agreements. ASU 2011-03 states that the accounting for a repurchase agreement (repo) depends in part on whether the transferor maintains effective control over the transferred financial assets. If the transferor maintains effective control, the transferor is required to account for its repo as a secured borrowing rather than a sale. The FASB concluded that the assessment of effective control depends on the transferor’s contractual rights and obligations with respect to transferred financial assets. It does not depend on the transferor’s ability, by way of a collateral maintenance agreement, to exercise those rights or honor those obligations. This update is effective for the Bank prospectively on November 1, 2012. The Bank is assessing the impact of this change.

Scotiabank Annual Report  2011      173

Principal Subsidiaries(1)

As at October 31, 2011 ($ millions)	Principal office	Carrying value of shares
Canadian
BNS Investments Inc.	Toronto, Ontario	$11,259
Montreal Trust Company of Canada	Montreal, Quebec
Scotia Merchant Capital Corporation	Toronto, Ontario
Dundee Bank of Canada	Toronto, Ontario	$752
DundeeWealth Inc.	Toronto, Ontario	$3,571
National Trustco Inc.	Toronto, Ontario	$601
The Bank of Nova Scotia Trust Company	Toronto, Ontario
National Trust Company	Stratford, Ontario
RoyNat Inc.	Toronto, Ontario	$19
Scotia Asset Management L.P.	Toronto, Ontario	$322
Scotia Capital Inc.	Toronto, Ontario	$421
Scotia Dealer Advantage Inc.	Burnaby, British Columbia	$150
Scotia Insurance Agency Inc.	Toronto, Ontario	$2
Scotia Life Insurance Company	Toronto, Ontario	$109
Scotia Mortgage Corporation	Toronto, Ontario	$307
Scotia Securities Inc.	Toronto, Ontario	$46
Scotiabank Capital Trust(2)	Toronto, Ontario	$22
Scotiabank Subordinated Notes Trust(2)	Toronto, Ontario	$8
Scotiabank Tier 1 Trust(2)	Toronto, Ontario	$4

International
The Bank of Nova Scotia Berhad	Kuala Lumpur, Malaysia	$240
The Bank of Nova Scotia International Limited	Nassau, Bahamas	$9,580
BNS (Colombia) Holdings Limited (99.9%)	Nassau, Bahamas
Scotiabank Caribbean Treasury Limited	Nassau, Bahamas
BNS International (Barbados) Limited	Warrens, Barbados
Grupo BNS de Costa Rica, S.A.	San Jose, Costa Rica
The Bank of Nova Scotia Asia Limited	Singapore
The Bank of Nova Scotia Trust Company (Bahamas) Limited	Nassau, Bahamas
Scotiabank & Trust (Cayman) Ltd.	Grand Cayman, Cayman Islands
Scotia Insurance (Barbados) Limited	Warrens, Barbados
Scotiabank (Bahamas) Limited	Nassau, Bahamas
Scotiabank (Belize) Ltd.	Belize City, Belize
Scotiabank (British Virgin Islands) Limited	Road Town, Tortola, B.V.I.
Scotiabank (Hong Kong) Limited	Hong Kong, China
Scotiabank (Ireland) Limited	Dublin, Ireland
Scotiabank (Turks and Caicos) Ltd.	Providenciales, Turks and Caicos Islands
Grupo Financiero Scotiabank Inverlat, S.A. de C.V. (97.3%)	Mexico, D.F., Mexico	$2,225
Nova Scotia Inversiones Limitada	Santiago, Chile	$2,177
Scotiabank Chile, S.A. (99.5%)	Santiago, Chile
Scotia Capital (Europe) Limited	London, England	$79
Scotia Capital (USA) Inc.	New York, New York		(3)
Scotia Group Jamaica Limited (71.8%)	Kingston, Jamaica	$504
The Bank of Nova Scotia Jamaica Limited	Kingston, Jamaica
Scotia Investments Jamaica Limited (77.0%)	Kingston, Jamaica
Scotia Holdings (US) Inc.	Houston, Texas		(4)
The Bank of Nova Scotia Trust Company of New York	New York, New York
Scotiabanc Inc.	Houston, Texas
Scotia International Limited	Nassau, Bahamas	$745
Scotiabank Anguilla Limited	The Valley, Anguilla
Scotiabank Brasil S.A. Banco Multiplo	Sao Paulo, Brazil	$155
Scotiabank de Puerto Rico	Hato Rey, Puerto Rico	$798
Scotiabank El Salvador, S.A. (99.5%)	San Salvador, El Salvador	$406
Scotiabank Europe plc	London, England	$1,847
Scotiabank Peru S.A.A. (97.7%)	Lima, Peru	$2,016
Scotiabank Trinidad and Tobago Limited (50.9%)	Port of Spain, Trinidad and Tobago	$233

(1)	The Bank owns 100% of the outstanding voting shares of each subsidiary unless otherwise noted. The listing includes major operating subsidiaries only.
(2)	In terms of current accounting standards, this entity is not consolidated as the Bank is not the primary beneficiary.
(3)	The carrying value of this subsidiary is included with that of its parent, Scotia Capital Inc.
(4)	The carrying value of this subsidiary is included with that of its parent, BNS Investments Inc.

174      2011  Scotiabank Annual Report

Shareholder Information

Annual Meeting

Shareholders are invited to attend the 180th Annual Meeting of Holders of Common Shares, to be held on April 3, 2012, at TCU Place Arts and Convention Centre, 35 - 22nd Street East, Saskatoon, Saskatchewan, Canada, beginning at 10:00 a.m. (local time).

Shareholdings and Dividends

Information regarding your shareholdings and dividends may be obtained by contacting the transfer agent.

Direct Deposit Service

Shareholders may have dividends deposited directly into accounts held at financial institutions which are members of the Canadian Payments Association. To arrange direct deposit service, please write to the transfer agent.

Dividend and Share Purchase Plan

Scotiabank’s dividend reinvestment and share purchase plan allows common and preferred shareholders to purchase additional common shares by reinvesting their cash dividend without incurring brokerage or administrative fees. As well, eligible shareholders may invest up to $20,000 each fiscal year to purchase additional common shares of the Bank. Debenture holders may apply interest on fully registered Bank subordinated debentures to purchase additional common shares. All administrative costs of the plan are paid by the Bank. For more information on participation in the plan, please contact the transfer agent.

Listing of Shares

Common shares of the Bank are listed for trading on the Toronto and New York stock exchanges.

Series 12, Series 13, Series 14, Series 15, Series 16, Series 17, Series 18, Series 20, Series 22, Series 24, Series 26, Series 28, Series 30 and Series 32 preferred shares of the Bank are listed on the Toronto Stock Exchange.

Stock Symbols

STOCK	TICKER SYMBOL	CUSIP NO.
Common shares	BNS	064149 10 7
Series 12, Preferred	BNS.PR.J	064149 81 8
Series 13, Preferred	BNS.PR.K	064149 79 2
Series 14, Preferred	BNS.PR.L	064149 78 4
Series 15, Preferred	BNS.PR.M	064149 77 6
Series 16, Preferred	BNS.PR.N	064149 76 8
Series 17, Preferred	BNS.PR.O	064149 75 0
Series 18, Preferred	BNS.PR.P	064149 74 3
Series 20, Preferred	BNS.PR.Q	064149 72 7
Series 22, Preferred	BNS.PR.R	064149 69 3
Series 24, Preferred	BNS.PR.S	064149 13 1
Series 26, Preferred	BNS.PR.T	064149 67 7
Series 28, Preferred	BNS.PR.X	064149 65 1
Series 30, Preferred	BNS.PR.Y	064149 63 6
Series 32, Preferred	BNS.PR.Z	064149 61 0

Dividend Dates for 2012

Record and payment dates for common and preferred shares, subject to approval by the Board of Directors.

RECORD DATE	PAYMENT DATE
January 3	January 27
April 3	April 26
July 3	July 27
October 2	October 29

Future Annual Meeting

The Annual Meeting for the fiscal year 2012 is scheduled for April 9, 2013, in Halifax, Nova Scotia, Canada.

Valuation Day Price

For Canadian income tax purposes, The Bank of Nova Scotia’s common stock was quoted at $31.13 per share on Valuation Day, December 22, 1971. This is equivalent to $2.594 after adjusting for the two-for-one stock split in 1976, the three-for-one stock split in 1984, and the two-for-one stock split in 1998. The stock dividend in 2004 did not affect the Valuation Day amount. The stock received as part of the 2004 stock dividend is not included in the pre-1972 pool.

Duplicated Communication

Some registered holders of The Bank of Nova Scotia shares might receive more than one copy of shareholder mailings, such as this Annual Report. Every effort is made to avoid duplication; however, if you are registered with different names and/or addresses, multiple mailings may result. If you receive, but do not require, more than one mailing for the same ownership, please contact the transfer agent to combine the accounts.

Credit Ratings

SENIOR LONG-TERM DEBT/DEPOSITS
DBRS	AA
Fitch	AA -
Moody’s	Aa1
Standard & Poor’s	AA -

SHORT TERM DEPOSITS/COMMERCIAL PAPER
DBRS	R-1(high)
Fitch	F1+
Moody’s	P-1
Standard & Poor’s	A-1+

SUBORDINATED DEBT
DBRS	AA(low)
Fitch	A+
Moody’s	Aa2
Standard & Poor’s	A+

PREFERRED SHARES
DBRS	Pfd-1(low)
Moody’s	A3
Standard & Poor’s	A / P-1(low)

Scotiabank Annual Report  2011      175

Glossary

Allowance for Credit Losses: An allowance set aside which, in management’s opinion, is adequate to absorb all credit-related losses from on and off-balance sheet items. It includes specific, sectoral and general allowances.

Assets Under Administration and Management: Assets owned by customers, for which the Bank provides management and custodial services. These assets are not reported on the Bank’s consolidated balance sheet.

Bankers’ Acceptances (BAs): Negotiable, short-term debt securities, guaranteed for a fee by the issuer’s bank.

Basis Point: A unit of measure defined as one-hundredth of one per cent.

Capital: Consists of common shareholders’ equity, non-cumulative preferred shares, capital instrument liabilities, non-controlling interest and subordinated debentures. It can support asset growth, provide against loan losses and protect depositors.

Capital Instrument Liability: A financial instrument, normally qualifying as regulatory capital, that has the potential for being settled for a variable number of the Bank’s own equity instruments.

Derivative Products: Financial contracts whose value is derived from an underlying price, interest rate, exchange rate or price index. Forwards, options and swaps are all derivative instruments.

Fair Value: The amount of consideration that would be agreed upon in an arm’s length transaction between knowledgeable, willing parties who are under no compulsion to act.

Foreign Exchange Contracts: Commitments to buy or sell a specified amount of foreign currency on a set date and at a predetermined rate of exchange.

Forward Rate Agreement (FRA): A contract between two parties, whereby a designated interest rate, applied to a notional principal amount, is locked in for a specified period of time. The difference between the contracted rate and prevailing market rate is paid in cash on the settlement date. These agreements are used to protect against, or take advantage of, future interest rate movements.

Futures: Commitments to buy or sell designated amounts of commodities, securities or currencies on a specified date at a predetermined price. Futures are traded on recognized exchanges. Gains and losses on these contracts are settled daily, based on closing market prices.

General Allowance: Established by the Bank to recognize credit losses which have occurred as at the balance sheet date, but have not yet been specifically identified on an individual item-by-item basis.

Hedging: Protecting against price, interest rate or foreign exchange exposures by taking positions that are expected to react to market conditions in an offsetting manner.

Impaired Loans: Loans on which the Bank no longer has reasonable assurance as to the timely collection of interest and principal, or where a contractual payment is past due a prescribed period. Interest is not accrued on impaired loans.

Marked-To-Market: The valuation of certain financial instruments at fair value as of the balance sheet date.

Net Interest Margin: Net interest income, on a taxable equivalent basis, expressed as a percentage of average total assets.

Notional Principal Amounts: The contract or principal amounts used to determine payments for certain off-balance sheet instruments, such as FRAs, interest rate swaps and cross-currency swaps. The amounts are termed “notional” because they are not usually exchanged themselves, serving only as the basis for calculating amounts that do change hands.

Off-Balance Sheet Instruments: These are indirect credit commitments, including undrawn commitments to extend credit and derivative instruments.

Options: Contracts between buyer and seller giving the buyer of the option the right, but not the obligation, to buy (call) or sell (put) a specified commodity, financial instrument or currency at a set price or rate on or before a specified future date.

OSFI: The Office of the Superintendent of Financial Institutions Canada, the regulator of Canadian banks.

Productivity Ratio: Measures the efficiency with which the Bank incurs expenses to generate revenue. It expresses non-interest expenses as a percentage of the sum of net interest income on a taxable equivalent basis and other income. A lower ratio indicates improved productivity.

Repos: Repos is short for “obligations related to assets sold under repurchase agreements” – a short-term transaction where the Bank sells assets, normally government bonds, to a client and simultaneously agrees to repurchase them on a specified date and at a specified price. It is a form of short-term funding.

Return on Equity (ROE): Net income attributable to common shareholders, expressed as a percentage of average common shareholders’ equity.

Reverse Repos: Short for “assets purchased under resale agreements” – a short-term transaction where the Bank purchases assets, normally government bonds, from a client and simultaneously agrees to resell them on a specified date and at a specified price. It is a form of short-term collateralized lending.

Risk-Weighted Assets: Credit risk-risk weighted assets calculated using formulas specified by the Basel framework which are based on the degree of credit risk for each class of counterparty. Off-balance sheet instruments are converted to balance sheet equivalents, using specified conversion factors, before the appropriate risk measurements are applied. The Bank uses both internal models and standardized approaches to calculate market risk capital and standardized approach to calculate operational risk capital. These capital requirements are converted to risk-weighted assets equivalent by multiplying by a 12.5 factor.

Securitization: The process by which financial assets (typically loans) are transferred to a trust, which normally issues a series of different classes of asset-backed securities to investors to fund the purchase of loans. The Bank normally accounts for these transfers as a sale, provided certain conditions are met, and accordingly, the loans are removed from the consolidated balance sheet.

Standby Letters of Credit and Letters of Guarantee: Assurances given by the Bank that it will make payments on behalf of clients to third parties. The Bank has recourse against its clients for any such advanced funds.

Structured Credit Instruments: A wide range of financial products which includes Collateralized Debt Obligations, Collateralized Loan Obligations, Structured Investment Vehicles, and Asset-Backed Securities. These instruments represent investments in pools of credit-related assets, whose values are primarily dependent on the performance of the underlying pools.

176      2011  Scotiabank Annual Report

Swaps: Interest rate swaps are agreements to exchange streams of interest payments, typically one at a floating rate, the other at a fixed rate, over a specified period of time, based on notional principal amounts. Cross-currency swaps are agreements to exchange payments in different currencies over predetermined periods of time.

Tangible Common Equity Ratio: The tangible common equity (TCE) ratio is a ratio of TCE to risk-weighted assets. The level of tangible common equity is generally considered to be one of the most important measures of a bank’s capital strength, and is often used by rating agencies and investors in their assessment of the quality of a bank’s capital position. Tangible common equity is total shareholders’ equity plus non-controlling interest in subsidiaries, less preferred shares, goodwill and unamortized intangible assets (net of taxes).

Taxable Equivalent Basis (TEB): The grossing up of tax-exempt income earned on certain securities to an equivalent before-tax basis. This ensures uniform measurement and comparison of net interest income arising from both taxable and tax-exempt sources.

Tier 1 And Total Capital Ratios: These are ratios of capital to risk- weighted assets, as stipulated by OSFI, based on guidelines developed under the auspices of the Bank for International Settlements (BIS). Tier 1 capital, the more permanent, consists primarily of common shareholders’ equity, non-controlling interest in subsidiaries, capital instrument liabilities plus non-cumulative preferred shares, less goodwill and ineligible unamortized intangible assets. Tier 2 capital consists mainly of subordinated debentures and the eligible general allowance. Together, Tier 1 and Tier 2 capital less certain deductions comprise total regulatory capital.

Value At Risk (VaR): An estimate of the potential loss that might result from holding a position for a specified period of time, with a given level of statistical confidence.

Variable Interest Entity: An entity where its equity at risk is insufficient to permit the financing of its activities on a stand-alone basis or where its equity investors, as a group, lack certain essential characteristics of a controlling financial interest.

Yield Curve: A graph showing the term structure of interest rates, plotting the yields of similar quality bonds by term to maturity.

Basel II Glossary

Credit Risk Parameters

Exposure at Default (EAD): Generally represents the expected gross exposure – outstanding amount for on-balance sheet exposure and loan equivalent amount for off-balance sheet exposure.

Probability of Default (PD): Measures the likelihood that a borrower will default within a one-year time horizon, expressed as a percentage.

Loss Given Default (LGD): Measures the severity of loss on a facility in the event of a borrower’s default, expressed as a percentage of exposure at default.

Exposure Types

Non-retail

Corporate: Defined as a debt obligation of a corporation, partnership, or proprietorship.

Bank: Defined as a debt obligation of a bank or bank equivalent (including certain public sector entities (PSEs) treated as bank equivalent exposures).

Sovereign: Defined as a debt obligation of a sovereign, central bank, certain multi-development banks (MDBs) and certain PSEs treated as sovereign.

Securitization: On-balance sheet investments in asset-backed securities, mortgage backed securities, collateralized loan obligations and collateralized debt obligations, off-balance sheet liquidity lines to

Bank’s own sponsored and third-party conduits, and credit enhancements.

Retail

Real Estate Secured

Residential Mortgage: Loans to individuals against residential property (four units or less).

Secured Lines Of Credit: Revolving personal lines of credit secured by residential real estate.

Qualifying Revolving Retail Exposures (QRRE): Credit cards and unsecured line of credit for individuals.

Other Retail: All other personal loans.

Exposure Sub-types

Drawn: Outstanding amounts for loans, leases, acceptances, deposits with banks and available-for-sale debt securities.

Undrawn: Unutilized portion of an authorized committed credit lines.

Other Exposures

Repo-Style transactions: Reverse repurchase agreements (reverse repos) and repurchase agreements (repos), securities lending and borrowing.

OTC derivatives: Over-the-counter derivatives contracts.

Other off-balance sheet: Direct credit substitutes, such as standby letters of credits and guarantees, trade letters of credits, and performance letters of credits and guarantees.

Scotiabank Annual Report  2011      177

ADDITIONAL INFORMATION
CORPORATE HEADQUARTERS	FOR FURTHER INFORMATION

Scotiabank Scotia Plaza 44 King Street West Toronto, Ontario Canada M5H 1H1 Tel: (416) 866-6161 Fax: (416) 866-3750 E-mail: email@scotiabank.com

Customer Service Centre

1-800-4-SCOTIA

Finance Department

Scotiabank

44 King Street West

Toronto, Ontario

Canada M5H 1H1

Tel: (416) 866-4790

Fax: (416) 866-4048

E-mail: corporate.secretary@scotiabank.com

Financial Analysts, Portfolio Managers and other Institutional Investors

Tel: (416) 775-0798

Fax: (416) 866-7867

E-mail: investor.relations@scotiabank.com

Online

For product, corporate, financial

and shareholder information:

scotiabank.com and scotiacapital.com

Public, Corporate and Government Affairs

Scotiabank

44 King Street West

Toronto, Ontario

Canada M5H 1H1

Tel: (416) 866-6161

Fax: (416) 866-4988

E-mail: corporate_communications@scotiacapital.com

Shareholder Services

Transfer Agent and Registrar Main Agent

Computershare Trust Company of Canada

100 University Avenue, 9th Floor

Toronto, Ontario

Canada M5J 2Y1

Tel: 1-877-982-8767

Fax: 1-888-453-0330

E-mail: service@computershare.com

Co-transfer Agent (U.S.A.)

Computershare Trust Company N.A.

250 Royall Street

Canton, MA 02021, U.S.A.

Tel: 1-800-962-4284

178      2011  Scotiabank Annual Report